UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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THE GOODYEAR TIRE & RUBBER COMPANY
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Notice of 2024 Annual Meeting
of Shareholders and Proxy Statement

APRIL 8, 2024 | **AKRON, OHIO**

HOW WE WIN

INNOVATION EXCELLENCE

We create leading technologies, products and services that anticipate the mobility and sustainability needs of consumers and fleets

SALES & MARKETING EXCELLENCE

We capture the value of our brands and grow our market share, helping our customers win in their markets and ensuring we are the preferred choice of consumers

OPERATIONAL EXCELLENCE

We relentlessly improve our safety, quality and efficiency. We deliver the right tire, to the right place, at the right time, at the right cost

Delivering For Our Customers



Dear Fellow Goodyear Shareholder,

It is my privilege to serve as Chairman of Goodyear's Board of Directors. Our commitment to our shareholders, as always, is to oversee the Company and steer it in a direction that positions it for long-term success and reflects your interests. From that perspective, I am pleased to share with you what we view as highlights of Goodyear's progress in 2023, an eventful and change-filled year that I'm confident will be remembered as one in which we charted a new course designed to create sustainable value.

GOODYEAR FORWARD AND NEW DIRECTORS

In July, the Board announced a robust review of Goodyear's business, led by our Strategic and Operational Review Committee. Over a 16-week period, the Committee conducted a comprehensive evaluation of various alternatives and opportunities to maximize shareholder value creation, with support and approval from the full Board. In November, we announced the result of this review: our Goodyear Forward transformation plan. Goodyear Forward provides a clear path to a more focused and profitable Goodyear through three key pillars: optimizing our portfolio, delivering significant margin expansion and reducing leverage. Our Board and executive team are prepared to execute this plan and deliver value for our shareholders.

Also in July, we welcomed three new directors to our board: Joe Hinrichs, Max Mitchell and Roger Wood. Each of them brings fresh perspective to the Board, while also contributing decades of manufacturing industry and strategic expertise. Max and Roger served on our Strategic and Operational Review Committee, and all three new directors were integral in the formation of our Goodyear Forward plan.

CEO TRANSITION

In November, Goodyear shared Rich Kramer's plans to retire as Chairman, CEO and President after 14 years of service in that role, and 24 years with the Company. The Board is deeply grateful for Rich's 14 years of service as CEO and for his outstanding leadership and innumerable contributions to Goodyear over the course of his distinguished career, including leading the development of our Goodyear Forward plan.

As part of the Board's ongoing and active succession planning process, the Board conducted an extensive search, which considered both internal and external candidates for the CEO role. In January,

following Rich's retirement, Mark Stewart became Goodyear's CEO and President. Mark joins Goodyear from Stellantis, a leading global automaker and provider of innovative mobility solutions, where he served as COO of North America and a member of the Group Executive Council. The Board has tremendous confidence in Mark as the right CEO to lead the Company and carry out the Goodyear Forward plan. Already he is making a significant impact on the organization and the Board is excited about the successes his leadership will bring to Goodyear.

SHAREHOLDER ENGAGEMENT

Throughout 2023, the Board continued to solicit and consider the perspectives of our shareholders as one of the most valuable inputs in how we oversee the business. Goodyear continued its shareholder engagement program, ultimately meeting with shareholders representing 65% of outstanding shares held by institutional investors. I and other members of the Board participated in some of these calls with our largest investors. Feedback we received from these engagements was key in our strategic and operational review and is critical in informing the Board's decision-making processes. We have heard strong support from our shareholders for our Goodyear Forward plan.

I hope you will join our 2024 Annual Meeting of Shareholders, which will be held on April 8, 2024 at the Sheraton Suites Akron/Cuyahoga Falls.

On behalf of the Board, we appreciate your investment and support in Goodyear, and look forward to continuing to serve on your behalf.

Sincerely,



Laurette T. Koellner
Chairman of the Board



March 7, 2024

Dear Fellow Goodyear Shareholder,

It is truly an honor to join Goodyear as its Chief Executive Officer and President. I recognize what a privilege it is to lead this iconic global company with its unmatched brand and industry-leading innovation, especially during this pivotal time in its history. I had great expectations coming into this role, and everything I am learning makes me even more excited about Goodyear's potential.

Leaders and associates throughout Goodyear have already made significant progress in implementing Goodyear Forward, our strategic transformation plan initiated under the leadership of our former CEO Rich Kramer and the Board's Strategic and Operational Review Committee. I am grateful to Rich for his leadership in developing the plan and driving early execution, and I am pleased to carry on that work, with the goals of strengthening Goodyear's foundation and delivering sustainable shareholder value creation. I want you to know that I am committed to Goodyear Forward and confident it is the right strategy for Goodyear as we unlock new opportunities for growth and pave the way for the Company's enduring success.

Consistent with this commitment, since I joined in early January, I have been focused on developing a deep understanding of Goodyear: meeting with our associates, visiting our factories and getting to know our customers. I'm engaging in deep dives on each element of the Goodyear Forward plan and its associated workstreams.

In the short time since I joined Goodyear, I have been thoroughly impressed by the talented team of associates who are enabling mobility around the world. I'm grateful for all their drive and teamwork as we position the Company for long-term success. Their dedication is another reason I believe that we are on the right track to meaningfully enhance Goodyear's capabilities and cost effectiveness for the long term.

I appreciate your confidence and support as we continue this journey, and I look forward to meeting with our investors as part of my learning process and on an ongoing basis. We will update you regularly on our progress and ensure that investor perspective is properly reflected it in our decision-making. I look forward to our future collaboration.



Sincerely,

Mark W. Stewart
Chief Executive Officer and President





GOODYEAR

NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

To the shareholders:

The 2024 Annual Meeting of Shareholders of The Goodyear Tire & Rubber Company, an Ohio corporation ("Goodyear," "Company," "we," "our" or "us") will be held at the Sheraton Suites Akron/Cuyahoga Falls, 1989 Front Street, Cuyahoga Falls, Ohio, on Monday, April 8, 2024 at 4:30 p.m., Eastern Time, for the following purposes (the "Annual Meeting"):

1. To elect the thirteen members of the Board of Directors named in the Proxy Statement to serve one-year terms expiring at the 2025 Annual Meeting of Shareholders (Proposal 1);
2. To consider and approve an advisory resolution regarding the compensation of our named executive officers (Proposal 2);
3. To consider and approve a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024 (Proposal 3); and
4. To act upon such other matters and to transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Location:

Sheraton Suites
Akron/Cuyahoga Falls
1989 Front Street
Cuyahoga Falls, Ohio 44221

Time & Date:

Monday, April 8, 2024 at 4:30 p.m., Eastern Time

The Board of Directors fixed the close of business on February 16, 2024 as the record date for determining shareholders entitled to notice of, and to vote at, the 2024 Annual Meeting. Only holders of record of shares of common stock, without par value, of Goodyear ("Common Stock") at the close of business on February 16, 2024 will be entitled to vote at the 2024 Annual Meeting and postponements or adjournments, if any, thereof.

If you are not able to attend, we hope that you will vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. Please read the materials, including the Board's recommendation on each Proposal, thoroughly. Your vote is very important to us.

March 7, 2024
By order of the Board of Directors



Daniel T. Young

Daniel T. Young, Secretary

Please vote via the internet or by telephone or complete, date and sign your Proxy and return it promptly in the enclosed envelope



PROXY STATEMENT SUMMARY

This summary is an overview of information that you will find elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. This proxy statement and the form of proxy are first being sent to shareholders on or about March 7, 2024.

Proposals and Board Recommendations

Proposal	Board's Voting Recommendation	Page Reference
1. Election of Directors	FOR each Nominee	16
2. Advisory Vote on Executive Compensation	FOR	23
3. Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	89

Business Overview

Goodyear is one of the world's leading manufacturers of tires, engaging in operations in most regions of the world. In 2023, our net sales were $20,066 million and Goodyear net loss was $689 million. We develop, manufacture, distribute and sell tires for most applications through our strong portfolio of brands, led by the Goodyear brand, one of the most recognizable brand names in the world, as well as the Cooper, Dunlop, Kelly, Mastercraft, Roadmaster, Debica, Sava and Fulda brands.

We are one of the world's largest operators of commercial truck service and tire retreading centers. We operate approximately 950 retail outlets where we offer our products for sale to consumer and commercial customers and provide repair and other services. We have a pervasive distribution network that is focused on making the tire buying process easier — with a concentrated network of aligned third-party distributors, approximately 300 warehouse distribution facilities, and a leading business-to-consumer e-commerce platform.

We manufacture our products in 55 manufacturing facilities in 22 countries, including the United States, and we have marketing operations in almost every country around the world. We employ approximately 71,000 full-time and temporary associates worldwide.

2023 Year in Review

Operating results in 2023 included significant sequential margin expansion on improving costs, despite a persistently weak volume environment across both consumer and commercial replacement markets.

The replacement tire industry was down 1% in 2023, with the weakest segments being U.S. and European commercial replacement given lower freight demand and consumer replacement in Europe, Middle East and Africa ("EMEA") generally. Despite these developments, Goodyear maintained its leading position in the U.S. replacement market and remains a leader in other key markets throughout the globe. Goodyear also continued to perform well at original equipment (OE) with our win rate on new electric vehicle (EV) fitments remaining strong.

While the first half of the year was impacted by higher raw material and other costs, improving trends during the year enabled significant margin expansion. These trends culminated in double-digit segment operating margins in two of our regions by the fourth quarter, including Americas where segment operating income margin was the highest quarterly result since 2021. Improved earnings and reduced working capital to exit 2023 contributed to the strongest quarterly operating cash flow since before the pandemic.

Looking ahead, we began to lay the foundation for the next stages of our growth. The formation of a Board-led strategic and operational review culminated in the creation of a two-year transformation plan called Goodyear Forward. Building on our strengths, the plan is focused on optimizing our portfolio, delivering significant margin expansion and reducing leverage to drive sustainable and substantial shareholder value creation. During 2023, we began to drive the execution of that plan, which is expected to begin delivering value throughout 2024.

Shareholder Engagement and Responsiveness

We believe that it is important for us to communicate regularly with shareholders regarding areas of interest or concern. We have a robust shareholder engagement program that includes an annual outreach that is focused on our long-term business strategy, executive compensation, corporate governance, corporate responsibility and other topics suggested by our shareholders. Our annual outreach helps to ensure that our shareholders are heard and able to communicate directly with us on these important matters.

As part of our annual outreach (based on our outstanding Common Stock as of September 30, 2023):



80%

We requested the opportunity to meet with shareholders representing 80% of outstanding shares held by institutional investors.



65%

We engaged with shareholders representing 65% of outstanding shares held by institutional investors. Our Lead Director and the Chairman of our Compensation Committee participated in many of the meetings.

Our outreach this year gave us an opportunity to discuss:

- The work of the Board's Strategic and Operational Review Committee and the development of the Goodyear Forward transformation plan;
- Management succession planning activities, Board refreshment and composition, and other corporate governance matters;
- Executive compensation, including investor feedback on recent changes to our executive compensation program; and
- Our sustainability initiatives and disclosures, including the validation of our science-based near-term and net-zero greenhouse gas reduction targets by the Science Based Targets initiative during 2023.

Executive Compensation Highlights

Our executive compensation program is designed to support achievement of our business objectives and to serve the long-term interests of our shareholders and is strongly aligned to Company performance and measurable financial and other metrics, thereby aligning management's interests with our shareholders' interests by focusing management on driving increased shareholder value. Our financial and other metrics also continue to be aligned with our strategic objectives, as shown in the table below.

Strategic Objective	Metric
Competitive Advantage	Market Share and Variable Manufacturing Cost
Profitability	EBIT, Net Income and Strategic Initiatives Index (Structural Cost Improvement)
Strong Liquidity	Free Cash Flow
Return Generated on Investments in Business	Cash Flow Return on Capital
Superior Shareholder Returns	Relative TSR Modifier
New Mobility	New Mobility Goals
Corporate Responsibility and Sustainability	ESG Goals and Strategic Initiatives Index (Reduction in Greenhouse Gases)
Specific Drivers of Success of Business	Individual Strategic Objectives

The resulting compensation for our named executive officers is comprised of a mix of variable and fixed compensation that is strongly linked to our performance. For 2023, our compensation metrics were:

	Incentive Program	Metrics	Weighting
ANNUAL INCENTIVES	**Annual Incentive Plan**	Market Share	**15%**
		Cost	**15%**
		Free Cash Flow	**20%**
		EBIT	**20%**
		New Mobility	**10%**
		Environmental, Social and Governance (ESG)	**10%**
		Individual Strategic Objectives	**10%**

		2023-2025 Awards		
LONG-TERM AWARDS	**Performance-Based Awards** *(Paid out in Equity and Cash)*	2023 Performance Period Financial Metrics		
		Net Income	50%	**Three-year Relative TSR Modifier +/– 20%**
		Cash Flow Return on Capital	50%	
		Strategic Initiatives Index	+0-25%	
		• Reduction in Greenhouse Gas Emissions		
		• Structural Cost Improvements		
	Restricted Stock Units	Three-year cliff vesting		

Director Nominees

Our well-qualified and diverse group of directors brings an important mix of leadership, boardroom and operating experience to Goodyear. Our directors provide us with critical insights on many important issues facing our business. These collective attributes enable the Board to exercise appropriate independent oversight of management and pursue long-term, sustainable shareholder value creation by providing strategic input on the development and oversight of the implementation of our long-term strategy.

Our Board seeks to have well-balanced tenures, with longer serving directors who provide knowledge of our business through industry cycles and newer directors with fresh perspectives. During 2023, following an extensive and thoughtful search process, we added three new directors to our Board. Our new directors, Joseph Hinrichs, Max Mitchell and Roger Wood, bring extensive industry experience, deep expertise in driving corporate strategy and optimizing results, and a commitment to building excellence through investment in people and culture.

Consistent with our Corporate Governance Guidelines, the Governance Committee seeks nominees who will provide a diversity of perspectives in Board deliberations, as well as diversity in personal characteristics, such as age, gender and ethnicity. While the Board has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees, the Governance Committee and the Board believe that considering diversity is consistent with the goal of creating a Board that best serves the needs of the Company and the interests of its shareholders, and it is one of the many factors that they consider when identifying individuals for Board membership.

The composition of the nominees for election to the Board at the 2024 Annual Meeting is reflected below. See Proposal 1 for additional details.


BOARD TENURE
11+ YEARS
4
AVERAGE TENURE
6.2
YEARS
1
6–10 YEARS
8
0–5 YEARS
INDEPENDENCE
11
11
ARE INDEPENDENT
GENDER DIVERSITY
4
ARE GENDER DIVERSE
4
RACIAL/ETHNIC DIVERSITY
3
ARE RACIAL/ETHNIC DIVERSE
3


NON-MANAGEMENT DIRECTOR SKILLS AND QUALIFICATIONS
CEO/CFO Experience 6
Finance/M&A/Capital Markets 8
Manufacturing 9
Automotive 5
Technology 4
International 10
Sales and Marketing 3
Business Transformation 7
Legal/Regulatory 1

Corporate Governance Highlights

WE HAVE AN ABIDING COMMITMENT TO GOOD GOVERNANCE, AS ILLUSTRATED BY THE FOLLOWING PRACTICES:

- Annually elected directors; no classified board
- Majority voting for the election of directors with a resignation policy
- Independent Board Chairman with clear, robust responsibilities
- 100% independent audit, compensation and nominating committees
- Regular executive sessions of the independent directors
- Conduct annual Board and Committee evaluations
- Proxy access available to 3 year, 3% shareholders for up to 20% of Board
- Overboarding policy in place for directors
- No poison pill in place
- Shareholders have the right to call a special meeting at 25%
- Robust claw-back policy for accounting restatements and detrimental conduct
- Clear and robust corporate governance guidelines
- Maintain a leading corporate responsibility program with Board oversight

TABLE OF CONTENTS

USE OF FORWARD-LOOKING STATEMENTS

For additional information regarding our use of forward-looking statements in this Proxy Statement, see Exhibit A.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Goodyear is committed to having sound corporate governance principles. Having such principles is essential to running Goodyear's business efficiently and to maintaining Goodyear's integrity in the marketplace. Goodyear's Corporate Governance Guidelines, Business Conduct Manual, Board of Directors and Executive Officers Conflict of Interest Policy and charters for each of the Audit, Human Capital and Compensation, Corporate Responsibility and Compliance, Finance, and Governance Committees are available at https://corporate.goodyear.com/us/en/investors/governance/documents-charters.html. Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document. A copy of the committee charters and corporate governance policies may also be obtained upon request to the Goodyear Investor Relations Department.

COMMITTEE MEMBERSHIP AND MEETINGS HELD DURING 2023

		Committees						
	Independent	Audit	Human Capital & Compensation	Corporate Responsibility & Compliance	Finance	Governance	Strategic & Operational Review	Executive
Ms. Clayton	✓	MEMBER		MEMBER				
Mr. Firestone	✓		CHAIR		MEMBER		MEMBER	MEMBER
Mr. Geissler	✓	MEMBER			MEMBER			
Mr. Hinrichs	✓		MEMBER	MEMBER				
Ms. Koellner, *Chairman*[1]	✓		MEMBER			MEMBER		CHAIR
Mr. Kramer, *Former Chairman and CEO*[1]							CHAIR	MEMBER
Ms. Lewis	✓				CHAIR	MEMBER		MEMBER
Mr. Mahendra-Rajah	✓	MEMBER		MEMBER				
Mr. McGlade	✓	CHAIR				MEMBER		MEMBER
Mr. Mitchell	✓				MEMBER		MEMBER	
Mr. Palmore	✓	MEMBER		CHAIR				MEMBER
Ms. Siu	✓			MEMBER	MEMBER			
Mr. Wessel				MEMBER				
Mr. Williams	✓		MEMBER			CHAIR	MEMBER	MEMBER
Mr. Wood	✓	MEMBER					MEMBER	
Number of Meetings in 2023		5	5	3	3	10	6	11

1 Mr. Kramer retired as Chairman of the Board, Chief Executive Officer and President of the Company effective as of January 29, 2024. Ms. Koellner was elected Chairman of the Board effective as of January 29, 2024.

Board Leadership Structure

During 2023, the Board maintained a joint Chairman and Chief Executive Officer, and a separate independent Lead Director. When Mr. Kramer announced his retirement in late 2023, the Board reviewed its leadership structure in connection with its succession planning activities. The Board ultimately decided to separate the roles of Chairman of the Board of Directors and Chief Executive Officer, effective January 29, 2024, and elected Ms. Koellner, the former Lead Director, as Chairman of the Board. The Board believes that this leadership structure is the most appropriate for the Company and its shareholders at this time. The Board does not have a specific policy with respect to separating or combining the roles of Chairman and Chief Executive Officer, or whether the Chairman should be an employee or non-employee director, and will continue to review the Board leadership structure in light of corporate governance standards, market practice and the Company's specific needs and circumstances.

Currently, the Board believes that having Ms. Koellner serve as Chairman and Mr. Stewart serve as Chief Executive Officer and President best positions the Company to compete successfully and advance our shareholders' interests. We believe this structure promotes active participation of the independent directors and strengthens the role of the Board in fulfilling its oversight responsibility while recognizing the day-to-day management direction provided by the Chief Executive Officer.

Ms. Koellner has served as a member of the Board since February 2015 and as Lead Director from June 30, 2019 through January 29, 2024, when she was elected Chairman of the Board. Ms. Koellner's deep knowledge of the Company and her significant board leadership and senior executive management experience, including extensive international business experience, as well as financial and human resources experience, is valuable to the Board in her role as Chairman.

The Governance Committee believes that Ms. Koellner is highly qualified to serve as our Chairman and that she provides strong leadership of the Board and the independent and non-management directors and diligently fulfills her duties as Chairman.

CHAIRMAN DUTIES

- Preside at all meetings of the Board, including executive sessions of the independent directors

- Interact directly with all members of the Board and provide for the Board to fulfill its responsibilities effectively

- Call meetings or executive sessions of the independent directors, and coordinate and develop the agenda for those meetings or sessions

- Approve the schedule of Board meetings to ensure that there is sufficient time for discussion of all agenda items

- Approve all information sent to the Board, including meeting agendas, and advise on and specifically request the inclusion of information in meeting materials

- Interview, along with the Chairman of the Governance Committee, all Board candidates and make recommendations to the Governance Committee and the Board

- Discuss with the Governance Committee the membership of Board committees and the selection of committee chairmen

- Evaluate, together with the Compensation Committee, the CEO's performance, and meet with the CEO to discuss that evaluation

- Assist the Governance Committee in connection with the annual Board and committee evaluation process, and address any issues regarding director performance

- If requested by major shareholders, ensure that she is available for consultation and direct communication in appropriate circumstances

In addition to the comprehensive oversight responsibilities of our independent Chairman of the Board, the other independent directors have ample opportunity to, and regularly do, assess the performance of the CEO and provide meaningful direction to him.

The Board has strong and effective independent oversight of management:

- 85% of the Company's director nominees are independent;

- All members of the Audit, Compensation and Governance Committees are independent directors;

- Committee Chairmen, all of whom are independent, approve agendas for their committee meetings;

- Board and Committee agendas are prepared based on discussions with all directors and recommendations from management, and all directors are encouraged to request agenda items, additional information and/or modifications to schedules as they deem appropriate; and

- The Board holds executive sessions of the independent directors at each Board meeting that are led by the Chairman of the Board.

The Board's policy is that it must retain the flexibility to determine the most effective Board leadership structure at any particular point in time. As a result, the Board has the responsibility to establish our leadership structure, including in connection with any CEO succession. Some of the factors that the Board has considered, and may consider in the future, in combining or separating the Chairman and CEO roles, include:

- The respective responsibilities of the Chairman of the Board and the CEO;

- The effectiveness of the current Board leadership structure, including the Board's assessment of the performance of the Chairman and CEO and whether the Board is maintaining strong, independent oversight of management;

- Shareholder views on our Board leadership structure;

- The Company's operating and financial performance, including the potential impact of particular leadership structures on the Company's performance;

- The ability to attract or retain well-qualified candidates for the positions of CEO and Chairman of the Board;

- Practices at other similarly situated U.S. public companies; and

- Legislative and regulatory developments.

Board's Role in Risk Oversight

Management continually monitors the material risks facing the Company, including competitive, strategic, operational, financial (accounting, liquidity and tax), legal, regulatory, cybersecurity, and environmental, social and governance risks. The Board as a whole has responsibility for oversight of management's identification and management of, and planning for, those risks. Reviews of certain areas are conducted by relevant Board Committees that report their deliberations to the Board.

The Board and its Committees oversee risks associated with their principal areas of focus, as summarized below. The Board and its Committees exercise their risk oversight function by carefully evaluating the reports they receive from management and by making inquiries of management with respect to areas of particular interest to the Board. Board oversight of risk is enhanced by the fact that the Chairman attends virtually all Committee meetings and that Committee reports are provided to the full Board following each Committee meeting. We believe that our leadership structure also enhances the Board's risk oversight function since our Chairman regularly discusses the material risks facing the Company with management. Our CEO, who is also a director, is expected to report candidly to his fellow directors on his assessment of the material risks we face, based upon the information he receives as part of his management responsibilities. The Chairman and the CEO are well-equipped to lead Board discussions on risk issues.

BOARD/COMMITTEE AREAS OF RISK OVERSIGHT

Full Board	• Strategic, financial and execution risk associated with the annual operating plan and strategic plan (including allocation of capital investments), as well as the Goodyear Forward transformation plan; • Major litigation and regulatory matters; • Significant acquisitions and divestitures; and • Management succession planning.
Audit Committee	• Risks associated with financial matters, particularly financial reporting and disclosure, accounting, and internal controls, information technology and cybersecurity, and internal controls over ESG reporting.
Human Capital and Compensation Committee	• Risks associated with the establishment and administration of executive compensation, incentive compensation programs, diversity and inclusion, and performance management of officers.
Governance Committee	• Risks associated with Board effectiveness and organization, corporate governance matters, and director succession planning.
Finance Committee	• Risks associated with liquidity, pension plans (including investment performance, asset allocation and funded status), tax strategies, currency and interest rate exposures, and insurance strategies.
Committee on Corporate Responsibility and Compliance	• Risks associated with health, safety and the environment, climate change, sustainability, product quality, and the Company's legal and ethical compliance programs.

Management Succession Planning

The Board of Directors considers the selection and retention of, and succession planning for, the Chief Executive Officer and other senior leaders to be one of its most important responsibilities. In accordance with our Corporate Governance Guidelines, the CEO delivers a report regarding succession planning with respect to the office of the Chief Executive Officer and other members of the executive management team on at least an annual basis. The Board then discusses management succession with the CEO, and during an executive session when the CEO is not present. These discussions include an evaluation of potential internal candidates for succession and identification of additional experience that candidates should gain to be ready to succeed in their proposed new roles. The Board also retains, from time to time, outside advisors to assist the Board in assessing our senior leadership and identifying developmental needs. As necessary, the Board also considers the need to recruit talent externally if internal candidates do not possess the requisite skills. In practice, these discussions often occur more frequently than annually, based on the Company's needs at any particular time.

The Board also reviews, on an annual basis, talent across the entire organization, in particular diversity and how promotions and new hires supplement the diversity pool, focusing on what skill sets are needed for the that group to be successful. More frequent updates on progress against our goals are provided to the Human Capital and Compensation Committee (the "Compensation Committee") in their meetings throughout the year. Associates who may become members of the executive team in the next five to ten years are provided exposure to the Board through presentations and other networking events.

Examples of the Board's succession planning activities are the recently announced leadership changes. In November, Mr. Kramer finalized his plans to retire as Chairman, CEO and President of the Company. In connection with Mr. Kramer's planned retirement, which was previously discussed with the Board as part of the Company's ongoing and active succession planning process, the Board retained a leading executive search firm and conducted an extensive search, which considered both internal and external candidates for the CEO role. Ultimately, in January 2024, we named Mark W. Stewart as CEO and President. In addition, the position of Chairman of the Board was transitioned from Mr. Kramer to Ms. Koellner, our former independent Lead Director.

Consideration of Director Nominees

The Governance Committee will consider properly submitted shareholder nominations of candidates for membership on the Board as described below under "Identifying and Evaluating Nominees for Director." In evaluating nominations, the Governance Committee seeks to address the criteria described below under "Director Selection Guidelines."

Any shareholder desiring to submit a proposed candidate for consideration by the Governance Committee should send the name of the proposed candidate, together with biographical data and background information concerning the candidate, to the Office of the Secretary, The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001.

Director Selection Guidelines

The Board of Directors has approved guidelines for selecting directors as part of our Corporate Governance Guidelines. Criteria considered in the selection of directors include:

- Personal qualities and characteristics, including the highest personal and professional integrity, sound judgment, and reputation in the business community or a record of public service;

- Substantial business experience or professional expertise and a record of accomplishments;

- Experience and stature necessary to be highly effective, working with other members of the Board, in serving the long-term interests of shareholders;

- Ability and willingness to devote sufficient time to the affairs of the Board and the Company and to carry out their duties effectively;

- The needs of the Company at the time of nomination to the Board and the fit of a particular individual's skills and personality with those of the other directors in building a Board that is effective and responsive to the needs of the Company;

- Diverse business experience, substantive expertise, skills and background, as well as diversity in personal characteristics, such as age, gender and ethnicity; and

- Ability to satisfy Goodyear's and The Nasdaq Stock Market's independence standards.

Identifying and Evaluating Nominees for Director

The Governance Committee (in this section, the "Committee") is responsible for identifying, screening and recommending persons for nomination to the Board. The Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. On occasion, the Committee also retains third-party executive search firms to identify candidates. Under our prior master labor agreement with the United Steelworkers (the "USW"), the USW had the right to nominate a candidate for consideration for membership on the Board. Mr. Wessel, who became a director in December 2005, was identified and recommended by the USW. Messrs. Hinrichs, Mitchell and Wood became directors in connection with a cooperation agreement with Elliott Investment Management L.P. following an extensive and thoughtful search process.

Once a prospective nominee has been identified, the Committee makes an initial determination on whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the director selection guidelines described above. If the Committee determines, in consultation with the Lead Director or non-executive Chairman of the Board and other Board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the standards and qualifications set out in Goodyear's director selection guidelines. The Committee also considers such other relevant factors as it deems appropriate, including the balance of management and independent directors and the evaluations of other prospective nominees. The Committee seeks to have a diverse Board representing a range of backgrounds, knowledge and skills relevant to the Company's business and the needs of the Board. We consider the members of our Board to have a diverse set of business and personal experiences, backgrounds and expertise, and to be diverse in terms of age, gender and ethnicity. These diversity characteristics are among the Board's priorities when evaluating a pool of potential director candidates.

In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, the Chairman of the Committee, one or more other members of the Committee and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated for election to the Board, and the Board makes its decision after considering the recommendation and report of the Committee.

DIRECTOR SKILL AND DIVERSITY MATRIX

Our Board nominees are committed, qualified individuals with a diverse and complementary blend of skills, business and personal experiences, backgrounds and expertise, including the following:

Skills	Clayton	Firestone	Geissler	Hinrichs	Koellner	Lewis	Mahendra-Rajah	McGlade	Mitchell	Siu	Stewart	Wessel	Wood
Public Company CEO/CFO				●		●	●	●	●		●		●
Financial Expert / M&A / Capital Markets			●	●	●	●	●	●	●				●
Industrial Manufacturing	●	●		●	●	●	●	●	●		●		●
Automotive / Auto Supply Chain				●		●	●		●		●		●
Technology	●						●		●	●	●		
International	●	●	●	●	●			●	●	●	●		●
Marketing and Branded Consumer Products			●	●						●	●		
Business Model Transformation		●	●	●		●		●		●	●		●
Legal / Regulatory												●	
Demographics													
Age	65	69	70	57	69	58	54	70	60	64	56	64	61
Gender Diverse	F	M	M	M	F	F	M	M	M	F	M	M	M
African American	●												
Asian							●			●			
White		●	●	●	●	●		●	●		●	●	●
LGBTQ+											●		

Public Company CEO/CFO	Directors who have served in senior leadership roles at large organizations provide us with a practical understanding of organizations, processes, strategy, risk management and other factors that promote growth.
Financial Expert/M&A/Capital Markets	An understanding of finance and accounting assists our directors in overseeing our financial reporting and internal controls to ensure they are accurate and transparent.
Industrial Manufacturing	Directors with manufacturing experience provide valuable insight to management on the development and execution of our strategy.
Automotive / Auto Supply Chain	Directors with experience in automotive or the automotive supply chain provide valuable insight to management on our broader industry and the factors impacting it.
Technology	Directors with expertise in technology provide valuable insight to management in developing advanced technologies that enable us to deliver superior products and services to our customers and directors with cybersecurity experience help us to effectively manage our information technology and cybersecurity risks.
International	As a global company, we benefit from our directors who have experience with multinational companies or in international markets to help direct our global business plans and navigate challenges that we may encounter in our international operations.
Marketing and Branded Consumer Products	Marketing and branding initiatives are essential to our growth strategy to increase market share in a competitive industry.
Business Model Transformation	Directors who have enabled transformational growth help us consider how our products and services are delivered in the market as consumer preferences change over time.
Legal/Regulatory	Directors with knowledge of the legal and regulatory framework in which we operate help evaluate risks and how our business may be impacted by governmental actions and public policy.

Board Structure and Committee Composition

As of the date of this Proxy Statement, Goodyear's Board has fifteen directors, each elected annually, and the following seven committees: (1) Audit, (2) Human Capital and Compensation, (3) Corporate Responsibility and Compliance, (4) Finance, (5) Governance, (6) Strategic and Operational Review and (7) Executive. The membership and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the Board, except for the Executive Committee which is provided for by our Code of Regulations. During 2023, the Board held 15 meetings. Each director attended at least 75% of all Board and applicable Committee meetings. Directors are expected to attend annual meetings of Goodyear's shareholders. All of the directors who then served on the Board attended the last annual meeting of shareholders.

Audit Committee

MEMBERS:

Ms. Clayton

Mr. Geissler

Mr. Mahendra-Rajah

Mr. McGlade (Chairman)

Mr. Palmore

Mr. Wood

MEETINGS IN 2023: 5

The Board has determined that each member of the Audit Committee is independent within the meaning of Goodyear's independence standards and applicable Securities and Exchange Commission ("SEC") rules and regulations, and Mr. Mahendra-Rajah, Mr. McGlade and Mr. Wood are audit committee financial experts.

KEY RESPONSIBILITIES:

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of the integrity of Goodyear's financial statements, Goodyear's compliance with legal and regulatory requirements related to financial reporting, the independent registered public accounting firm's qualifications and independence, and the performance of Goodyear's internal auditors and independent registered public accounting firm. The Audit Committee appoints, evaluates and determines the compensation of Goodyear's independent registered public accounting firm; reviews and approves the scope of the annual audit plan; reviews and pre-approves all auditing services and permitted non-audit services (and related fees) to be performed by the independent registered public accounting firm; oversees investigations into complaints concerning financial matters; reviews policies and guidelines with respect to risk assessment and risk management, including Goodyear's major financial risk exposures; oversees Goodyear's information technology and cybersecurity strategy; prepares the Audit Committee report for inclusion in the annual proxy statement; oversees management's design, implementation and operation of disclosure and internal controls over ESG reporting; and annually reviews the Audit Committee charter and the Committee's performance. The Audit Committee works closely with management as well as Goodyear's independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Goodyear for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The report of the Audit Committee is on page 88 of this Proxy Statement.

Human Capital and Compensation Committee

MEMBERS:

Mr. Firestone (Chairman)

Mr. Hinrichs

Ms. Koellner

Mr. Williams

MEETINGS IN 2023: 5

The Board has determined that each member of the Compensation Committee is independent within the meaning of Goodyear's independence standards and applicable Nasdaq listing standards.

KEY RESPONSIBILITIES:

The Board of Directors has delegated to the Compensation Committee primary responsibility for establishing and administering Goodyear's compensation programs for officers and other key personnel. The Compensation Committee oversees Goodyear's compensation and benefit plans and policies for directors, officers and other key personnel, administers its incentive compensation plans (including reviewing and approving grants to officers and other key personnel), and reviews and approves annually all compensation decisions relating to officers, including the Chief Executive Officer. The Compensation Committee also prepares a report on executive compensation for inclusion in the annual proxy statement, reviews and discusses the Compensation Discussion and Analysis with management and recommends its inclusion in the annual proxy statement, and periodically reviews our diversity and inclusion strategies and progress. The report of the Compensation Committee is on page 56 of this Proxy Statement.

In performing its duties, the Compensation Committee meets periodically with the CEO to review compensation policies and specific levels of compensation paid to officers and other key personnel, and reports and makes recommendations to the Board regarding executive compensation policies and plans. The Compensation Committee informs the non-management directors of the Board of its decisions regarding compensation for the CEO and

Human Capital and Compensation Committee (continued)

other significant decisions related to the administration of its duties. The Compensation Committee also will consider the results of shareholder advisory votes on executive compensation matters and the changes, if any, to Goodyear's executive compensation policies, practices and plans that may be warranted as a result of any such vote and reviews an annual risk assessment of Goodyear's executive compensation policies, practices and plans as part of its role in overseeing management's identification and management of, and planning for, compensation-related risks. Under its charter, the Compensation Committee may delegate its authority to one or more of its members as appropriate.

The Compensation Committee has the authority to retain outside advisors, including independent compensation consultants, to assist it in evaluating actual and proposed compensation for officers. The Compensation Committee also has the authority to approve, and receive appropriate funding from Goodyear for, any such outside advisor's fees. Prior to retaining any such advisors, the Compensation Committee considers the independence-related factors identified in applicable securities laws and Nasdaq listing standards. During 2023, the Compensation Committee retained Exequity LLP as its compensation consultant, and has determined that Exequity is independent. The Compensation Committee solicits advice from the compensation consultants on executive compensation matters relating to the CEO and other officers. This advice is described in more detail under the heading "Compensation Discussion and Analysis — Process for Determining Executive Compensation — Independent Compensation Consultant."

Committee on Corporate Responsibility and Compliance

MEMBERS:

Ms. Clayton

Mr. Hinrichs

Mr. Mahendra-Rajah

Mr. Palmore (Chairman)

Ms. Siu

Mr. Wessel

MEETINGS IN 2023: 3

KEY RESPONSIBILITIES:

The Committee on Corporate Responsibility and Compliance reviews Goodyear's legal and ethical compliance programs as well as its business conduct policies and practices and its policies and practices regarding its relationships with shareholders, employees, customers, governmental agencies and the general public. The Committee monitors Goodyear's objectives, policies, programs and performance with respect to environmental, social and governance (ESG) matters, including its climate strategy, sustainability initiatives, and compliance with environmental laws and regulations. The Committee also monitors Goodyear's objectives, policies, programs and performance with respect to workplace health and safety and product quality. The Committee may recommend appropriate new policies to the Board of Directors.

Finance Committee

MEMBERS:

Mr. Firestone

Mr. Geissler

Ms. Lewis (Chairman)

Mr. Mitchell

Ms. Siu

MEETINGS IN 2023: 3

KEY RESPONSIBILITIES:

The Finance Committee consults with management and makes recommendations to the Board of Directors regarding Goodyear's capital structure, dividend policy, tax strategies, compliance with terms in financing arrangements, insurance strategies, banking arrangements and lines of credit, pension plan funding, and significant mergers and acquisitions and other business development activities. The Finance Committee also reviews and consults with management regarding policies with respect to interest rate and foreign exchange risk, liquidity management, counterparty risk, derivative usage, credit ratings, and investor relations activities.

Governance Committee

MEMBERS:

Ms. Koellner

Ms. Lewis

Mr. McGlade

Mr. Williams (Chairman)

MEETINGS IN 2023: 10

The Board has determined that each member of the Governance Committee is independent within the meaning of Goodyear's independence standards.

KEY RESPONSIBILITIES:

The Governance Committee identifies, evaluates and recommends to the Board of Directors candidates for election to the Board. The Governance Committee also develops and recommends appropriate corporate governance guidelines, recommends policies and standards for evaluating the overall effectiveness of the Board of Directors in the governance of Goodyear and undertakes such other activities as may be delegated to it from time to time by the Board of Directors. The Governance Committee also makes recommendations to the Board of Directors regarding the composition, organization, structure and operations of the Board and its committees, including the leadership structure of the Board and separating or consolidating the positions of Chairman and Chief Executive Officer.

Strategic and Operational Review Committee

MEMBERS:

Mr. Firestone

Mr. Kramer (Chairman)

Mr. Mitchell

Mr. Williams

Mr. Wood

MEETINGS IN 2023: 6

KEY RESPONSIBILITIES:

The Strategic and Operational Review Committee (the "Review Committee") is an advisory committee established in 2023 to oversee and support the Board and management's review of various strategic and operational alternatives that may be available to the Company to maximize the long-term value of the Company. The Review Committee's work culminated in the development of the Goodyear Forward transformation plan that was shared with investors on November 15, 2023.

Executive Committee

MEMBERS:

Mr. Firestone

Ms. Koellner (Chairman)

Mr. Kramer

Ms. Lewis

Mr. McGlade

Mr. Palmore

Mr. Williams

MEETINGS IN 2023: 11

KEY RESPONSIBILITIES:

The Executive Committee is comprised of the Chairman of each of the Board's other standing committees, the Chairman of the Board and the then Lead Director, who serves as Chairman of the Executive Committee. The Executive Committee may transact all business and take any actions that can be done by the Board of Directors, except that it does not have authority to fill any Board or committee vacancies.

During 2023, the Executive Committee met frequently to discuss succession planning activities related to the search for a new CEO.

Corporate Responsibility

In 2023, we continued to further our commitment to corporate responsibility. Corporate responsibility is an integral part of our business strategy and how we work. We are committed to ethical and sustainable practices to protect the planet and people; give back to the community; provide a safe, diverse, and healthy workplace; and engage our associates in these efforts.

Goodyear defines sustainability as responsibly balancing environmental, societal and financial demands without compromising the ability of future generations to meet their needs. We have integrated sustainability throughout the organization, and we are creating value by identifying opportunities and risks, developing strategies to address them and collaborating with our customers and other stakeholders to understand their goals and how we can work together to help achieve them.

Goodyear Better Future, our corporate responsibility governance structure focuses on enhancing the management, transparency and communication of our high-priority sustainability topics. The pillars of our corporate responsibility framework are highlighted on the following page.

ENVIRONMENTAL SUSTAINABILITY AND CLIMATE CHANGE

We are committed to reaching net-zero greenhouse gas (GHG) emissions across our value chain by 2050 from a 2019 base year. In addition, we are committed to reducing absolute Scope 1 and 2 GHG emissions 46% by 2030 from a 2019 base year, and absolute Scope 3 GHG emissions from purchased goods and services, fuel and energy-related activities and upstream transportation by 28% within the same timeframe. In 2023, our science-based near-term and net-zero GHG reduction targets were validated by the Science Based Targets initiative (SBTi).

Moving forward, we will continue to integrate actions to achieve our ambitions into our operations and will hold ourselves accountable to disclose our progress to our stakeholders. Goodyear intends to continue disclosing through our annual corporate responsibility report as well as our annual CDP submission.

BOARD AND MANAGEMENT OVERSIGHT

While our full Board oversees and guides our strategic direction, the Board's Committee on Corporate Responsibility and Compliance oversees our corporate responsibility and climate strategy objectives and regularly monitors our progress towards achieving them.

Our senior leadership team acts as a steering committee for Goodyear's sustainability strategy and performance. Each member of the senior leadership team has compensation metrics and targets that are linked to achieving certain sustainability-focused goals.

The Better Future Steering Committee, led by Goodyear's Vice President and Chief Sustainability Officer, and currently comprised of 17 cross-functional, global leaders representing each region, as well as corporate functions in the areas of Procurement, Technology, Risk, Law, Manufacturing Operations, Communications, Government and Public Affairs, Human Resources, Strategy, Finance and Marketing, ensures functional goals are established for Goodyear's high-priority sustainability topics.

BETTER FUTURE FRAMEWORK

Goodyear Better Future, our corporate responsibility framework, outlines Goodyear's high-priority topics. These topics are woven into how we work together to drive innovation and operational excellence, create value, and build a better future.

The pillars of our framework are highlighted below.


FOCUS
• Health and safety
• Product quality
• Energy efficiency, low-GHG-emissions fuels and renewable energy
• Reduction of waste
• Preservation of nature and biodiversity
• Business resiliency
RESPONSIBLE OPERATIONS
ADVANCED MOBILITY
FOCUS
• Product quality and safety
• Reduction of tire weight
• Tire energy efficiency
• Tire longevity and emissions
• Low-GHG-emissions products, services and infrastructure
• Access to advanced mobility solutions
GOODYEAR
BETTERFUTURE
OUR HIGH-PRIORITY SUSTAINABILITY TOPICS:
Climate — Decarbonization, Adaptation and Resiliency
Circularity
Human and Labor Rights
Supply Chain Governance and Transparency
FOCUS
• Low-GHG-emissions materials
• Renewable and recycled materials
• Reuse solutions for tires
• Protection of human health and rights
• Preservation of nature and biodiversity
• Supplier ESG commitments
• Supplier due diligence
• Traceability
SUSTAINABLE SOURCING
INSPIRING CULTURE
FOCUS
• Diversity and inclusion
• Talent attraction, development and engagement
• Associate health, safety and well-being
• Community engagement

Our Corporate Responsibility Report is typically published in the second quarter of each year. For more information on Goodyear's commitment to corporate responsibility, please visit www.goodyear.com/responsibility. Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.

Communications with the Board

As described on Goodyear's website at https://corporate.goodyear.com/us/en/investors/governance/contact-board.html, shareholders may communicate with the Board or any of the directors (including the Chairman or the non-management directors as a group) by sending correspondence to the Office of the Secretary, The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001. All appropriate communications will be compiled by the Secretary and submitted to the Board or the individual directors on a periodic basis.

Board Independence

The Board has determined that eleven of the thirteen director nominees, and thirteen of the fifteen current directors, are independent within the meaning of Goodyear's independence standards, which are based on the criteria established by The Nasdaq Stock Market and are included as Annex I to Goodyear's Corporate Governance Guidelines. Mr. Stewart, our Chief Executive Officer and President, is not considered independent. In addition, in light of his relationship with the USW, Mr. Wessel is not considered independent. Further, the Board expects that Mr. Wessel will recuse himself from discussions and deliberations regarding Goodyear's relationship with the USW. The Board also determined that the nature and size of the ordinary course commercial relationships between Goodyear and Parker-Hannifin Corporation and between Goodyear and CSX Corporation did not impair the independence of Mr. Williams or Mr. Hinrichs, respectively. The relationships were de minimis, constituting less than one one-hundredth of one percent (0.01%) of either Goodyear's or Parker-Hannifin's consolidated gross revenues in the most recent fiscal year and constituting less than four one-hundredths of one percent (0.04%) of either Goodyear's or CSX's consolidated gross revenues in the most recent fiscal year.

Overboarding Policy

Our Corporate Governance Guidelines provide that directors may not simultaneously serve on the board of directors of (i) more than four public companies, including the Company, or (ii) in the case of public company executive officers, more than two public companies, including the Company.

The Governance Committee annually reviews each director's service on and contributions to the Board, including consideration of each director's public company leadership roles and other outside commitments, prior to recommending a director or nominee for election to the Board. All of our directors are currently in compliance with our overboarding policy.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors has selected the following thirteen nominees recommended by the Governance Committee for election to the Board of Directors. The directors will hold office from their election until the next Annual Meeting of Shareholders, or until their successors are elected and qualified. If any of these nominees for director becomes unavailable, the persons named in the proxy intend to vote for an alternate designated by the current Board of Directors.

Mr. Palmore was not nominated for re-election to the Board of Directors due to the retirement age provisions of Goodyear's Corporate Governance Guidelines, and Mr. Williams is not standing for re-election to the Board. Mr. Palmore and Mr. Williams will be retiring from the Board at the Annual Meeting after nearly 12 years and five years, respectively, of distinguished service. Goodyear and the Board of Directors are deeply grateful to Mr. Palmore and Mr. Williams for their leadership and guidance during their tenures on the Board.

Norma B. Clayton



Director Since:
November 28, 2022

Committees:
Audit
Corporate Responsibility
and Compliance

Age: 65

CURRENT PRINCIPAL OCCUPATION:
Retired. Formerly Vice President for Learning, Training and Development of The Boeing Company

DESCRIPTION OF BUSINESS EXPERIENCE:
Ms. Clayton was Vice President for Learning, Training and Development of The Boeing Company, an aerospace manufacturer, from July 2007 until her retirement in March 2016. Ms. Clayton joined Boeing in February 1995 where she held a variety of leadership roles across engineering, plant operations and optimization, manufacturing excellence, quality and product safety, sourcing, supply chain and procurement, and human resources. Prior to joining Boeing, she spent several years leading plant operations and sourcing at Lockheed Martin, and prior to that, she held management roles in manufacturing and engineering at General Electric, after starting her career at General Motors.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:
Nucor Corporation (2021 – present)

Ms. Clayton is also currently the Chair of the Board of Trustees of Tuskegee University. Ms. Clayton's global leadership experience in manufacturing, operations, technology, innovation and human resources will be valuable to Goodyear and its shareholders as it continues to build its business and enables mobility in a fast-evolving industry.

James A. Firestone



Director Since:
December 3, 2007

Committees:
Compensation (Chairman)
Finance
Strategic and Operational
Review
Executive

Age: 69

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Executive Vice President and President, Corporate Strategy and Asia Operations of Xerox Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Firestone was Executive Vice President and President, Corporate Strategy and Asia Operations of Xerox Corporation from January 2014 until his retirement on October 31, 2016. Mr. Firestone was President, Corporate Operations from October 2008 to December 2013 and President of Xerox North America from October 2004 to September 2008. Before joining Xerox in 1998, Mr. Firestone worked for IBM Corporation as general manager of the Consumer Division and for Ameritech Corporation as president of Consumer Services. He began his business career in 1978 with American Express, where during his 15-year tenure he ultimately rose to President, Travelers Cheques.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:
None

Mr. Firestone has extensive executive management experience in positions of increasing responsibility, including most recently as a senior executive officer of Xerox Corporation, which is of similar size and global complexity as Goodyear. He also has over 20 years of profit and loss management responsibility, as well as significant international business experience and merger and acquisition experience. These experiences provide him with unique and valuable insights as a director of Goodyear, particularly with respect to operations and finance matters.

Werner Geissler



Director Since:
February 21, 2011

Committees:
Audit
Finance

Age: 70

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Vice Chairman, Global Operations of The Procter & Gamble Company
Operating Partner of Advent International

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Geissler was Vice Chairman, Global Operations of The Procter & Gamble Company from August 2007 until his retirement on December 31, 2014, and was Group President, Central & Eastern Europe, Middle East and Africa from July 2004 to July 2007. He joined Procter & Gamble in 1979 and held positions of increasing responsibility in various brand and general management and operations roles in Europe, the Middle East, Central Asia, Japan, Africa and the United States.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:
Philip Morris International Inc. (2015 – present)

Mr. Geissler, a native of Germany, has deep executive management experience, including as a senior executive officer of Procter & Gamble, where he oversaw Procter & Gamble's extensive worldwide business operations. He has significant international business experience and profit and loss management responsibility. These experiences provide him with valuable insights as a director of Goodyear, particularly with respect to consumer marketing and international, operations and finance matters.

Joseph R. Hinrichs



Director Since:
July 25, 2023

Committees:
Compensation
Corporate Responsibility
and Compliance

Age: 57

CURRENT PRINCIPAL OCCUPATION:

President and Chief Executive Officer of CSX Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Prior to joining CSX, a leading supplier of rail-based freight transportation in North America, in September 2022, Mr. Hinrichs served as president of Ford Motor Company's global automotive business, where he led its $160-billion automotive operations. As part of this role, he oversaw Ford's global business units and the Ford and Lincoln brands, as well as leading all of Ford's automotive skill teams, including Product Development, Purchasing, Manufacturing, Labor Affairs, Marketing and Sales, Government Affairs, Information Technology, and Sustainability, Safety and Environmental Engineering. During his tenure at Ford, Mr. Hinrichs also served as executive vice president and president of Global Operations, executive vice president and president of the Americas, president of Asia Pacific and Africa, chairman and chief executive officer of Ford China, and president and chief executive officer of Ford Motor Company, Canada Ltd.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

CSX Corporation (2022 – present)
Ascend Wellness Holdings (2021 – 2022)

Mr. Hinrichs brings more than 30 years of experience in the global automotive, manufacturing and energy sectors to the Company's Board of Directors. He brings an unwavering commitment to operational excellence, extensive experience building global businesses through investment in people and culture and a deep understanding of balancing safety and efficiency.

Laurette T. Koellner



Director Since:
February 23, 2015

Chairman of the Board

Committees:
Compensation
Governance
Executive (Chairman)

Age: 69

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly President of Boeing International and Executive Chairman of International Lease Finance Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Ms. Koellner most recently served as Executive Chairman of International Lease Finance Corporation, formerly an aircraft leasing subsidiary of American International Group, Inc. ("AIG"), from June 2012 until its sale in May 2014. Prior to AIG, she served in a variety of executive roles at The Boeing Company, an aerospace company, including Executive Vice President, Member of the Office of the Chairman, President of Connexion By Boeing, President of Boeing International, and a seven-year membership on Boeing's most senior leadership team. While at Boeing, she also served as Vice President and General Auditor, Vice President and Corporate Controller, and Chief Human Resources and Administration Officer.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

Celestica Inc. (2009 – present)
Nucor Corporation (2015 – present)
Papa John's International, Inc. (2014 – present)

Ms. Koellner has significant senior executive management experience, including extensive international business experience, as well as financial and human resources experience. Her service in leadership positions on several public company boards of directors provides her with the necessary skills to be Chairman and also provides us with important insights on business practices in a variety of industries.

Karla R. Lewis



Director Since:
April 12, 2021

Committees:
Finance (Chairman)
Governance
Executive

Age: 58

CURRENT PRINCIPAL OCCUPATION :
President and Chief Executive Officer of Reliance, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:
Ms. Lewis is currently Chief Executive Officer of Reliance, Inc., a leading global diversified metal solutions provider and the largest metals service center company in North America, a position she was elected to on January 1, 2023. She joined Reliance in 1992 as Corporate Controller and has held various positions of increasing responsibility since then including serving as Chief Financial Officer from 1999 until January 2021 and President from January 2021 until December 2022. While serving as Chief Financial Officer, she was promoted to Senior Vice President in 2000, Executive Vice President in 2002 and Senior Executive Vice President in 2015. For four years prior to joining Reliance, Ms. Lewis was employed by Ernst & Young LLP (Ernst & Whinney) as a certified public accountant.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:
Reliance, Inc. (2021 – present)

Ms. Lewis has over 30 years of financial management experience from her service as Controller and Chief Financial Officer of Reliance. She also possesses extensive merger and acquisitions and integration experience, having worked on many such transactions during her career at Reliance. These experiences will be valuable to Goodyear and its shareholders in both the near-term and in the years to come.

Prashanth Mahendra-Rajah



Director Since:
June 11, 2021

Committees:
Audit
Corporate Responsibility and Compliance

Age: 54

CURRENT PRINCIPAL OCCUPATION:
Chief Financial Officer of Uber Technologies, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:
Mr. Mahendra-Rajah is currently Chief Financial Officer of Uber Technologies, Inc., a technology company that connects consumers with mobility solutions, a position he has held since November 2023. Previously, he was Executive Vice President, Finance and Chief Financial Officer of Analog Devices, Inc., a global technology company and semiconductor manufacturer, from May 2022 until November 2023 and was Senior Vice President, Finance and Chief Financial Officer from October 2017 to May 2022. From June 2014 to September 2017, he was Chief Financial Officer of WABCO Holdings Inc., a global automotive parts manufacturer and provider of electronic braking, stability and transmission systems for commercial vehicles. Previously, Mr. Mahendra-Rajah held finance positions of increasing responsibility at Applied Materials, Inc. (2012 to 2014), Visa Inc. (2010 to 2012) and United Technologies Corporation (1998 to 2010).

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:
None

Mr. Mahendra-Rajah's expertise in finance, analysis and strategic planning has made him a highly valued leader throughout his career. Among his accomplishments as a senior executive, he has helped position global companies for transformative growth following mergers and acquisitions. His extensive background in technology industries combined with a general-manager mindset will be extremely valuable to Goodyear and its shareholders as the Company focuses on future mobility. Mr. Mahendra-Rajah also has the necessary skills and experience to be an "audit committee financial expert."

John E. McGlade



Director Since:
December 5, 2012

Committees:
Audit (Chairman)
Governance
Executive

Age: 70

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Chairman, President and Chief Executive Officer of Air Products and Chemicals, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. McGlade was Chairman, President and Chief Executive Officer of Air Products and Chemicals, Inc., a global provider of atmospheric, process and specialty gases, from March 2008 until his retirement on July 1, 2014. He joined Air Products in 1976 and held various positions of increasing responsibility, including as Group Vice President, Chemicals Group, and President and Chief Operating Officer.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

Bunge Limited (2014 – 2019)

Mr. McGlade has strong leadership skills and extensive management, international and operating experience. He has also had responsibility for the environment, health, safety and quality function during his career at Air Products. These experiences provide him with unique and valuable insights as a director of Goodyear, particularly with respect to operations matters. Mr. McGlade's tenure as a Chief Executive Officer of a publicly traded company also provides him the necessary skills to be Chairman of our Audit Committee and to be an "audit committee financial expert."

Max H. Mitchell



Director Since:
July 25, 2023

Committees:
Finance
Strategic and Operational Review

Age: 60

CURRENT PRINCIPAL OCCUPATION:

President and Chief Executive Officer of Crane Company

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Mitchell is President and Chief Executive Officer of Crane Company, a global manufacturer of innovative and technology-led solutions for the aerospace, defense, space and process flow industries, a position he has held since 2014. He will be appointed to the additional role of Chairman in April 2024. Mr. Mitchell joined Crane in 2004, and has served as President and Chief Operating Officer, Executive Vice President and Chief Operating Officer, and President of Crane's Process Flow Technologies Group. Before joining Crane, Mr. Mitchell served in various senior operating roles within the Danaher Corporation and Pentair. He began his career with the Ford Motor Company in finance and operations.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

Crane Company (2014 – present)
Crane NXT, Co. (2023 – April 2024)
Lennox International (2016 – 2022)

Mr. Mitchell's expertise includes developing and driving corporate strategy and optimizing portfolio results, extensive knowledge of, and experience with, global markets, broad international and domestic mergers and acquisitions expertise, and driving a performance-based culture.

Hera Siu



Director Since:
December 4, 2019

Committees:
Corporate Responsibility
and Compliance
Finance

Age: 64

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Corporate Vice President and Chief Executive Officer, Greater China, of Cisco Systems, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Ms. Siu was Chief Executive Officer, Greater China, for Cisco Systems, Inc., a leading global technology company, from July 2017 until her retirement in September 2020. She previously served as Chief Operating Officer, Greater China, of Cisco from November 2016 until June 2017.

From February 2014 to June 2016, she served as Senior Vice President and Managing Director, Greater China, for Pearson, LLC, a global education company that leverages technology to enhance teaching and learning. Ms. Siu was employed by SAP, a global software and data processing firm, as Senior Vice President, and then President, of

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

Vallourec SA (2021 – present)
TeamViewer AG (2021 – present)
ASMPT Limited (2022 – present)

China and Hong Kong from April 2010 to June 2013, and as Senior Vice President, e-Commerce, Asia Pacific Region, from July 2013 to January 2014. Ms. Siu also previously held positions of increasing responsibility and leadership for companies including Nortel, Inc., Hong Kong Telecom, Ltd., Computer Associates, Inc., and Nokia Telecommunications, Ltd.

Ms. Siu possesses more than 30 years of management experience, with a strong understanding of outcome-based solutions and emerging business models. Her extensive technology background and deep knowledge of the China marketplace will be extremely valuable to Goodyear and its shareholders as Goodyear continues to focus on the future of mobility.

Mark W. Stewart



Director Since:
January 29, 2024

Committees:
Executive

Age: 56

CURRENT PRINCIPAL OCCUPATION:

Chief Executive Officer and President of The Goodyear Tire & Rubber Company

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Stewart joined Goodyear in January 2024. Previously, from December 2018 to January 2024, he served as Chief Operating Officer of North America and a member of the Group Executive Council of Stellantis N.V., a leading global automaker and provider of innovative mobility solutions.

Previously, Mr. Stewart served as vice president, Customer Fulfillment, at Amazon, serving as the lead executive for customer fulfillment across 200 operations facilities in North America, leading operations, procurement, construction and engineering, and teams dedicated to pursuing automation, artificial intelligence, advanced robotics and conveyance.

Prior to Amazon, Mr. Stewart was executive vice president and chief operating officer for ZF TRW Automotive, a role culminating from over two decades of increasing responsibility, starting with plant, production and quality management roles and advancing to lead Tower

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

None

Automotive's Western Europe business as executive vice president, TRW's North America Passenger Car and Commercial Global Steering business as vice president and general manager and TRW's Asia Pacific business as vice president. Over the course of his career, Mr. Stewart has overseen diverse manufacturing and fulfillment operations across the globe, and has been based in the U.S., Belgium, Germany and China.

Mr. Stewart's extensive automotive industry experience and knowledge of global markets, manufacturing, operations, fulfillment and technology provides our Board with valuable perspectives that are necessary to advance Goodyear's business and the interests of our shareholders. As Chief Executive Officer, he will also provide the Board with management's perspective on important issues that we are facing.

Michael R. Wessel



Director Since:
December 6, 2005

Committees:
Corporate Responsibility
and Compliance

Age: 64

CURRENT PRINCIPAL OCCUPATION:

President of The Wessel Group Incorporated

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Wessel has served as President of The Wessel Group Incorporated, a government and political affairs consulting firm, since May 2006. Prior to founding The Wessel Group, he served as Senior Vice President of the Downey McGrath Group, a government affairs consulting firm, from March 1999 to December 2005 and as Executive Vice President from January 2006 to April 2006.

Mr. Wessel is an attorney with over 30 years of experience as an economic and international trade policy advisor in Washington, D.C. Mr. Wessel has acted as an advisor to Congressman Richard Gephardt, both in the U.S. House of Representatives and to his presidential campaigns in 1987-88 and 2003-04, to the Clinton/Gore Transition

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

None

Office in 1992 and 1993, and to Senator John Kerry's presidential campaign in 2004. Mr. Wessel also serves as a Commissioner on the U.S.-China Economic and Security Review Commission, a position he has held since April 2001.

Mr. Wessel's extensive experience with public policy matters and his government service, including as an advisor to former Majority Leader Gephardt and as an appointee on government commissions, provides us with valuable perspectives on public policy matters impacting trade, international economic affairs and other matters of importance to Goodyear.

Roger J. Wood



Director Since:
July 25, 2023

Committees:
Audit
Strategic and Operational
Review

Age: 61

CURRENT PRINCIPAL OCCUPATION:

Retired. Former Co-Chief Executive Officer of Tenneco, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Wood served as co-chief executive officer of Tenneco, Inc., one of the world's leading designers, manufacturers and marketers of automotive products for original equipment and aftermarket customers, from 2018 to 2020. Mr. Wood previously served as chairman and chief executive officer of Fallbrook Technologies, a developer of transmission technologies, having joined in January 2018. He also served as president and chief executive officer of Dana Holding Corporation, a leading global supplier of highly engineered driveline, sealing and thermal management technologies for the automotive industry. He joined Dana after a 26-year career with BorgWarner Incorporated, a global product leader in delivering innovative and sustainable mobility solutions, serving most recently as executive vice president and group president for the Engine group.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2019:

Brunswick Corp, (2012 – present)
PHINIA Inc. (2023 – present)
Tenneco, Inc. (2016 – 2020)

Mr. Wood brings more than three decades of industry leadership and expertise in global operations to Goodyear's Board. His experience as a CEO of several public manufacturing companies provides unique insight and significant knowledge to the Board in the areas of manufacturing operations, business management, global operations and strategic planning, and also provides him the necessary skills to be an "audit committee financial expert."

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR each of the nominees for director named in this Proxy Statement (Proposal 1).**

PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking your vote to approve, on an advisory (or non-binding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement.

Our Compensation Discussion and Analysis ("CD&A"), which starts on page 25, describes our executive compensation program. We encourage you to read the CD&A before casting your vote.

The advisory resolution below, commonly known as a "say-on-pay" proposal, gives you the opportunity to express your views on our executive compensation program for our named executive officers. The "say-on-pay" proposal is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the executive compensation policies, practices and plans described in this Proxy Statement.

The resolution is required by Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The resolution is not intended to indicate your approval of the matters disclosed under the heading "Risks Related to Compensation Policies and Practices" or future "golden parachute" payments. We will seek shareholder approval of any "golden parachute" payments at the time of any transaction triggering those payments to the extent required by applicable law.

We ask you to vote "FOR" the following resolution which will be presented by the Board of Directors at the Annual Meeting:

"RESOLVED, that the shareholders of The Goodyear Tire & Rubber Company approve, on an advisory basis, the compensation of the named executive officers as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders."

Although this proposal is an advisory vote that will not be binding on the Compensation Committee or the Board of Directors, the Compensation Committee will consider the results of this shareholder advisory vote and the changes, if any, to our executive compensation policies, practices and plans that may be warranted as a result of this vote. The Board of Directors has determined, consistent with the shareholders' vote on the matter in 2023, to hold an advisory vote regarding the compensation of our named executive officers every year until the next vote on the frequency of such advisory votes, which is currently expected to occur at the 2029 Annual Meeting of Shareholders.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR the advisory resolution to approve the compensation of our named executive officers (Proposal 2).**

COMPENSATION DISCUSSION AND ANALYSIS TABLE OF CONTENTS

Table of Contents

USE OF FORWARD-LOOKING STATEMENTS

For additional information regarding our use of forward-looking statements in this Proxy Statement, see Exhibit A.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis describes the Company's executive compensation philosophy and programs, focusing in particular on the Compensation Committee's decisions about named executive officers ("NEOs") in 2023. The Board elected Mark W. Stewart as Chief Executive Officer and President of the Company, effective January 29, 2024. Please see "2024 Chief Executive Officer and President Compensation" on page 49 for information on his compensation arrangements.

OUR NEOS FOR 2023 ARE:

Richard J. Kramer	Chairman, Chief Executive Officer and President (through January 29, 2024)
Christina L. Zamarro	Executive Vice President and Chief Financial Officer
Darren R. Wells	Executive Vice President and Chief Administrative Officer
Stephen R. McClellan	President, Americas
Christopher R. Delaney	President, Europe, Middle East and Africa

2023 OPERATING RESULTS

Operating results in 2023 included significant sequential margin expansion on improving costs, despite a persistently weak volume environment across both consumer and commercial replacement markets.

The replacement tire industry was down 1% in 2023, with the weakest segments being U.S. and European commercial replacement given lower freight demand and consumer replacement in EMEA generally. A normalization of low-cost imports into the U.S. and incremental pressure from imports into Europe resulted in Goodyear's volume being lower than the industry but more in line with traditional manufacturers. To address the soft demand and prevent the buildup of excess inventory, we reduced production at many of our tire manufacturing facilities during the year, resulting in lower utilization compared to 2022.

Despite these developments, Goodyear maintained its leading position in the U.S. replacement market and remains a leader in other key markets throughout the globe. Goodyear also continued to perform well at OE despite second-half challenges tied to the impact of the UAW strike in the U.S. Our win rate on new EV fitments also remained strong.

While the first half of the year was impacted by higher raw material and other costs, improving trends during the year enabled significant margin expansion compared to the start of the year. These trends culminated in double-digit segment operating margins in two of our regions by the fourth quarter, including Americas where segment operating income margin was the highest quarterly result since 2021. Improved earnings and reduced working capital to exit 2023 contributed to the strongest quarterly operating cash flow since before the pandemic.

Although second half results improved compared to those in the first half, ongoing cost pressures on our already higher cost operations have underscored the need for a fresh look at improving our cost competitiveness.

During the year, the company initiated a board-led strategic and operational review that culminated in the creation of a two-year transformation plan called Goodyear Forward. Building on our strengths as an industry leader, the plan is focused on optimizing our portfolio, delivering significant margin expansion and reducing leverage to drive sustainable and substantial shareholder value creation. During 2023, we began laying the foundation to drive the execution of that plan, which is expected to begin delivering value throughout 2024.

SHAREHOLDER ENGAGEMENT AND RESPONSIVENESS

At the 2023 annual meeting, our say-on-pay vote was approved by 88% of our shareholders, reflecting the significant improvements that were made to our executive compensation program in response to investor feedback following our failed 2022 say-on-pay vote. Through our ongoing engagement efforts, we continue to elicit and consider shareholders' perspectives related to our executive compensation program, design elements and specific actions to inform the Compensation Committee's decision-making process.

As part of our annual outreach (based on our outstanding Common Stock as of September 30, 2023):



We requested the opportunity to meet with shareholders representing 80% of outstanding shares held by institutional investors.



We engaged with shareholders representing 65% of outstanding shares held by institutional investors. Our Lead Director and the Chairman of our Compensation Committee participated in many of the meetings.

In evaluating potential changes to our executive compensation program, the Compensation Committee carefully reviewed the shareholder feedback received from our engagement efforts. During these engagements, we continued to receive positive feedback on our overall plan design in the 2023 annual and long-term incentive plans.

The following list describes the incremental changes that the Compensation Committee made to our executive compensation plans in 2023 following consideration of feedback from our shareholders:

- Increased the performance requirement for target payout (from 50th percentile to 55th percentile) under the TSR modifier for the 2023-2025 long-term incentive awards
- Capped the TSR modifier at 1.0x in the event absolute TSR is negative
- Further reduced the weighting of individual strategic objectives from 20% to 10% and increased the weighting of free cash flow and EBIT by 5% each (to 20% each) in our annual incentive plan

COMPENSATION PROGRAM OBJECTIVES AND METRICS

The following table shows our compensation program's strategic objectives and related metrics:

Strategic Objective	Metric
Competitive Advantage	Market Share and Variable Manufacturing Cost
Profitability	EBIT, Net Income and Strategic Initiatives Index (Structural Cost Improvement)
Strong Liquidity	Free Cash Flow
Return Generated on Investments in Business	Cash Flow Return on Capital
Superior Shareholder Returns	Relative TSR Modifier
New Mobility	New Mobility Goals
Corporate Responsibility and Sustainability	ESG Goals and Strategic Initiatives Index (Reduction in Greenhouse Gases)
Specific Drivers of Success of Business	Individual Strategic Objectives

2023 PAYOUTS

Our 2023 payouts reflect solid execution on improving costs and maintaining our market share position in a weak replacement market, and tight pay-for-performance alignment. For 2023, the payout for overall company performance on our annual incentive plan was 123%, driven by strong performance in our Cost and OE Share metrics. For the completed 2021-2023 performance cycle, the payout for performance on our long-term awards was 99%, including the impact of the TSR modifier of 1.08x and the ESG index which increased payouts by 15 percentage points.

Earnings for the 2023 performance period under each of our 2021-2023, 2022-2024 and 2023-2025 long-term awards were approved at 49%, driven by below threshold achievement on our net income metric and near target performance on our cash flow return on capital metric. Actual payouts for the outstanding long-term awards remain subject to continued employment, the TSR modifier and an ESG or Strategic Initiatives (SI) Index, as applicable.

Our 2023 payouts reflect the continued rigor of our compensation program goals.

Compensation Philosophy and Strategy

The following core principles form the foundation of the compensation program for our executives, including the named executive officers:

FIRST, compensation programs should motivate our executives to take actions that are aligned with our short- and long-term strategic objectives, and appropriately balance risk versus potential reward.

SECOND, as executives move to a greater level of responsibility, the percentage of their pay based on performance should increase to ensure the highest level of accountability to shareholders.

THIRD, performance pay should offer an opportunity for above average compensation when our performance exceeds our goals balanced by the risk of below average compensation when it does not.

FOURTH, the percentage of total compensation paid in the form of equity should also increase as executives have increasing responsibility for corporate performance, thereby more closely aligning their interests with those of our shareholders.

PAY FOR PERFORMANCE

We believe that our compensation program is consistent with our performance-based compensation philosophy and serves the long-term interests of our shareholders. The payouts under our incentive compensation plans are strongly aligned with our performance under our operating plan — demonstrating our commitment to an executive compensation program that pays for performance.

Consistent with our philosophy, as illustrated below, 90% of total target compensation for our CEO is at-risk and almost 70% is performance-based.


10% Salary
16% Annual Cash Incentive
22% Restricted Stock Units
52% Long Term Performance-Based Awards
2023 CEO'S PRIMARY COMPENSATION
90% AT-RISK PAY
18% Annual Cash Incentive
18% Salary
19% Restricted Stock Units
45% Long Term Performance-Based Awards
2023 NEO'S PRIMARY COMPENSATION
82% AT-RISK PAY

In the above chart, total target compensation reflects base salary, target annual incentive opportunity and the grant date target value of long-term incentives.

For 2023, the payout for overall company performance on our annual incentive plan was 123%, driven by strong performance in our Cost metrics and in our Share metrics related to commercial replacement and OE.

As a result of challenging global economic conditions, performance under our 2021-2023, 2022-2024 and 2023-2025 long-term awards of 49% was approved for the 2023 performance periods, subject to continued service, a relative total shareholder return modifier (which we refer to as the "TSR modifier" and which is described in more detail on pages 43 and 44) and, for the 2021-2023 and 2022-2024 performance cycles, an ESG Index of up to 25% and for the 2023-2025 performance cycle a Strategic Initiatives Index of up to 25%. For the year ended December 31, 2023, our stock was at the sixtieth percentile of companies in the S&P 500 during the three-year period ended December 31, 2023, resulting in a TSR modifier of 1.08 times, which increased the payout for the 2021-2023 performance cycle by 8%. Additionally, for the 2021-2023 performance cycle, we achieved two of three ESG Index goals resulting in an increase of 15 percentage points to performance.

Process for Determining Executive Compensation

The Compensation Committee undertakes ongoing review of our executive compensation policies, practices and plans to determine whether they are consistent with our compensation philosophy and objectives, and whether they need to be modified in light of changes in our business or the markets in general. The Compensation Committee also meets periodically with the CEO to review compensation policies and specific levels of compensation paid to officers and other key personnel, and reports and makes recommendations to the Board regarding executive compensation policies and plans. In addition, the CEO annually makes recommendations to the Compensation Committee regarding salary adjustments and the setting of annual and long-term incentive targets and awards for officers other than himself, including the other named executive officers. The Compensation Committee also obtains feedback, advice and recommendations on our compensation program from its independent compensation consultant and reviews Company performance, compensation practices of its peers, compensation surveys and other materials regarding executive compensation.

In determining the compensation of a named executive officer, the Compensation Committee considers various factors, including:

- Company performance against corporate and operating unit objectives,
- The Company's relative shareholder return,
- The compensation of officers with similar responsibilities at comparable companies,
- Individual performance,
- Current and future responsibilities, including succession considerations,
- Retention considerations,
- The awards given to the named executive officer in past years, and
- The relationship between the compensation to be received by the officer and the compensation to be received by the other named executive officers (which we refer to as "internal pay equity"), including comparing the relationship to that found at comparable companies. In reviewing the CEO's compensation relative to our other named executive officers, the Compensation Committee takes into account the fact that we do not currently have a president or chief operating officer between the CEO and our business unit presidents or corporate senior vice presidents as do many companies.

EXECUTIVE COMPENSATION GOVERNANCE AND BEST PRACTICES

The Compensation Committee has adopted a number of best practices that are consistent with our performance-based compensation philosophy and serve the long-term interests of our shareholders:

What we do

- Pay for performance
- Align executive compensation with stockholder returns through long-term incentives
- Cap TSR Modifier on long-term incentives at 1.0x if absolute TSR is negative, regardless of relative positioning
- Require above median (55th percentile) TSR performance to achieve a target (1.0x) modifier
- Require a shareholder advisory vote for cash severance payments exceeding 2.99x an executive's base salary plus target annual bonus
- Reinforce the importance of ESG by linking annual and long-term incentives to ESG metrics
- Maintain robust stock ownership requirements, including stock retention provisions
- Use an appropriate peer group when setting compensation
- Regularly assess compensation programs to mitigate undue risk taking by executives
- Mandate "double-trigger" provisions for all change-in-control scenarios, and no walk-away rights
- Maintain a robust clawback policy with a detrimental conduct provision
- Retain an independent compensation consultant
- Compensation Committee consists only of independent Board members
- Hold an annual say-on-pay advisory vote

What we don't do

- No hedging or pledging of Goodyear stock
- No tax gross-ups in our change-in-control plan or for perquisites
- No repricing of options without shareholder approval
- No dividends or dividend equivalents on unearned performance-based equity awards
- No guaranteed annual salary increases
- No granting of discounted or reload stock options
- No one-time awards absent truly extraordinary circumstances
- No pension credit for newly hired executives and no new entrants into Supplementary Pension Plan
- No new one-time awards tied to the Supplementary Pension Plan

INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has the authority to retain outside advisors, including compensation consultants, to assist it in evaluating actual and proposed compensation for our officers. In August 2021, the Compensation Committee selected Exequity as its independent compensation consultant, and Exequity continued as the Compensation Committee's independent outside advisor through 2023.

As part of their engagement, the compensation consultant reviewed our executive compensation peer group and conducted a competitive analysis of compensation for the named executive officers as well as an analysis of the share usage, dilution and overhang of our equity compensation plan. The compensation consultant also assisted the Compensation Committee with a variety of other issues, including setting CEO compensation, the design and establishment of performance metrics and goals under our variable incentive plans, reviewing our compensation risk analysis and reviewing this Compensation Discussion and Analysis.

In addition, the compensation consultant reviewed and provided recommendations regarding our non-management director compensation program and made presentations to the Compensation Committee on trends and regulatory developments in executive compensation. When requested by the Compensation Committee, an Exequity representative attends Compensation Committee meetings and participates in private sessions with the Compensation Committee, and Committee members are free to consult directly with Exequity as desired. The compensation consultant works with Goodyear management only under the direction of the Compensation Committee and does not provide any advice or consulting services to the Company beyond matters involving executive and director compensation.

COMPENSATION PEER GROUP

The Compensation Committee annually reviews the pay levels and practices of peer companies in order to assess the competitive positioning of Goodyear's pay levels and plan designs. For these purposes, the Compensation Committee utilizes the following peer group:

FOR 2023 COMPENSATION DECISIONS, THE PEER GROUP CONSISTED OF:

Adient plc	Emerson Electric Co.	PPG Industries, Inc.
Aptiv PLC	Fluor Corporation	Stanley Black & Decker, Inc.
BorgWarner Inc.	Kimberly-Clark Corporation	Tenneco Inc.[1]
Cummins Inc.	Lear Corporation	Textron Inc.
Dana Inc.	PACCAR Inc.	Trane Technologies plc
Eaton Corporation plc	Parker-Hannifin Corporation	Whirlpool Corporation

1 – No longer publicly traded as of November 2022

Our peer group consists of 18 companies selected according to their similarity to our size and complexity, operations, products, revenues, markets, availability of executive pay information, and any other information the Compensation Committee deems appropriate. Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours.

The peer group does not include other companies in the tire industry because no other U.S.-based tire company is similar in size and complexity to us, and non-U.S.-based tire companies do not publish comparable compensation information.

We consider median market levels of compensation when setting total target compensation levels for our officers. The actual positioning of target compensation relative to the median varies based on each executive's experience and skill set, and generally results in executives who are new in their role being placed lower in the range and those with more experience being placed higher in the range. We emphasize variable compensation because it minimizes fixed expense associated with salary and enables total compensation to fluctuate directly with performance against operating goals, strategic and operational performance objectives and changes in share price. This approach aligns overall costs with performance and provides executives with a leveraged and attractive compensation opportunity that varies based on results.

The Compensation Committee, together with our compensation consultant, annually reviews the peer group. For 2023 compensation decisions, the Compensation Committee removed Navistar International Corporation from the peer group because Navistar was acquired in July 2021. The Compensation Committee did not make any additional changes to its peer group for 2023 compensation decisions.

Data with respect to comparable elements of total target compensation is compiled for the peer group of companies described above from available sources, including, in most cases, the most recently available annual proxy statements and other SEC filings that address executive compensation matters.

TARGET SETTING

The Compensation Committee considers the following factors when establishing performance metrics and targets, including the related threshold and maximum target levels:

- Corporate strategy

- Macroeconomic and tire industry environment

- Annual and long-term operating plans

- Performance history

- Input from its compensation consultant and management

- Difficulty of the targets in light of the above factors

The Compensation Committee set the performance metrics, and related weightings and targets, for our 2023 executive compensation program in February 2023. The Compensation Committee believes that the performance metrics it established will focus management's attention on the key drivers of our business and that the performance targets it established are rigorous, while providing meaningful motivational value to our executives. The achievement of these performance targets would ensure that we continue to meet the significant challenges we face, are a stronger competitor and are positioned for ongoing recovery from volatile economic conditions as well as long-term growth. Generally, the Compensation Committee prefers to set targets that exceed prior years' results. However, it also understands that this method is not always practical, especially in our highly cyclical industry that can be impacted by external forces beyond the control of management.

For a discussion of our annual incentive plan metrics, targets and performance, see "Annual Compensation — Annual Incentive Plan – Annual Incentive Plan Metrics and Targets," and for a discussion of our long-term incentive plan metrics, targets and performance, see "Long-Term Compensation — 2023 Grants of Performance-Based Incentives — Long-Term Compensation Metrics and Targets."

2023 Executive Compensation Elements

We provide executive compensation and benefits that are market-competitive in which a large portion of the total opportunity is variable and tied to our performance and changes in shareholder value over a multi-year period. The key components of compensation provided to our executive officers and how each supports our compensation objectives are presented in the following table:

	Component and Primary Purpose	Key Characteristics
Annual Compensation	**Base Salary** To provide a market competitive level of fixed compensation necessary to attract and retain talent and to recognize and rewards skills, competencies, experience, leadership and individual contribution.	Fixed compensation component.
	Annual Incentive Plan To motivate and reward attainment of key performance goals across total company and operating units, and achievement of individual strategic objectives.	Variable compensation component. The 2023 program metrics were: **15%** Market Share **15%** Cost **20%** Free Cash Flow **20%** EBIT **10%** ESG **10%** New Mobility **10%** Individual Strategic Objectives
Long-Term Incentive Compensation	**Long-Term Incentive Awards** 2023 grant mix: **70%** Performance Based (PSUs and EPUs) **30%** Time Based (RSUs) Settled **50%** in Equity and **50%** in Cash	
	Performance-Based Awards (Executive Performance Units and Performance Share Units) To motivate and reward performance of key corporate financial goals, relative TSR modifier and Strategic Initiatives Index over a 3-year period, facilitate retention of key talent, align management and shareholders' interests, and reinforce long-term value creation on an absolute and relative basis.	Payouts based on achievement of financial goals that are subject to a 3-year relative TSR modifier and 3-year Strategic Initiatives Index
	Restricted Stock Units (RSUs) To link long-term realized compensation to stock price, facilitate retention, build executive stock ownership, and align management and shareholders' interests.	Subject to three-year cliff vesting
Retirement and Other Benefits	**Health/Welfare and Retirement Benefits** To attract and retain employees by providing competitive benefits, promote employee health, and provide for retirement replacement income, thereby facilitating an orderly succession of talent.	• Competitive healthcare plans • Retirement benefits
	Perquisites and Other Benefits To assure protection of officers and enable officers to focus on company business with minimal disruption.	• Tire program • Financial planning and tax preparation services • Annual physical exams • Home security systems • Limited personal use of company aircraft

The mix of long-term compensation between cash-based long-term incentives, performance shares and restricted stock units is based, in part, on the market value of our Common Stock, the number of shares available for grant under our shareholder-approved equity compensation plan, and considerations relating to managing the dilutive effect of share-based awards.

Annual Compensation

BASE SALARY

The Compensation Committee determined that base salary increases were merited for each of Mr. Kramer, Mr. Wells, Mr. McClellan and Mr. Delaney. Ms. Zamarro's base salary was revised in connection with her promotion to Chief Financial Officer, effective January 1, 2023. The Compensation Committee reviews salaries of our executives annually against competitive market data. The Compensation Committee increased these base salaries to better align their pay with compensation paid to executives with similar responsibility and experience.

Consistent with the requirements of our master labor agreement with the USW, the base salaries of our CEO and the other executive officers are at or below the market-average, in aggregate.

Name	2022 Base Salaries	2023 Base Salaries[1]
Kramer	$1,400,000	$1,450,000
Zamarro	450,000	725,000
Wells	835,000	850,000
McClellan	780,000	805,000
Delaney	765,000	790,000

[1] Ms. Zamarro's base salary was effective January 1, 2023. The other base salaries were effective May 1, 2023.

ANNUAL INCENTIVE PLAN

ANNUAL INCENTIVE PLAN METRICS AND TARGETS

All of our named executive officers are eligible to earn cash incentives under our annual incentive plan. The performance metrics in the annual incentive plan further emphasized the importance of our earnings (as measured by EBIT) and our generation of free cash flow, both on a full-year basis, by increasing their individual weightings from 15% to 20%. The performance metrics also continued to measure our market share, both in consumer and commercial replacement and with OE manufacturers, and our variable manufacturing costs. In addition, the Compensation Committee reduced the weighting of individual strategic objectives from 20% to 10% and continued the use of goals for ESG and New Mobility initiatives, weighted at 10% each.

Payouts for corporate officers are based on overall company results and individual performance goals. Payouts for operating unit officers are based 50% on their operating unit's performance and 50% on overall company results for Share, Cost, Cash and EBIT and on overall company results for ESG and New Mobility, as well as their individual performance goals. We believe these weightings hold our operating unit executives most accountable for financial results in the areas where they have the most control and influence, but also motivate them to work cooperatively with other operating units to maximize results for the entire Company. Actual payouts can range from 0% to 200% of target.

Metric	Weighting	Rationale	Limitation
Share Based on target increases in profitability of consumer OE and consumer and commercial replacement market share	15%	Focus on relative performance in an uncertain volume environment	• For OE profitability, must be at or above targeted market share and win rates • For replacement market share, must be at targeted price and mix
Cost Based on consumer and commercial variable manufacturing costs, on a volume-adjusted basis	15%	Focus on incentivizing cost controls	• For variable manufacturing costs, must maintain targeted customer service levels, as measured by requested delivery date and absolute stock attainment performance
Cash Based on free cash flow, which is cash flows from operating activities less capital expenditures, as adjusted	20%	Focus on maintaining financial strength and flexibility	• For free cash flow, must meet targeted working capital as a percent of sales levels
EBIT Based on EBIT, which is earnings before interest and income tax expense, as adjusted	20%	Focus on profitability	• For EBIT, must meet targeted EBIT as a percent of sales levels
ESG Based on climate-related and diversity and inclusion metrics	10%	Focus on climate ambitions and diversity and inclusion	• Rigorous target setting aligned with strategy and annual and long-term operating plans
New Mobility Based on execution of pilot programs for new mobility initiatives	10%	Focus on long-term strategy	• Rigorous target setting aligned with strategy and annual and long-term operating plans
Individual Strategic Objectives	10%	Provide a stronger and more meaningful connection between individual performance and compensation by providing a direct correlation between goal achievement in each plan participant's area of responsibility and their compensation	• Compensation Committee review and approval of each NEO's individual performance goals to ensure alignment with current business priorities

The following table shows our 2023 annual compensation targets compared to our 2022 actual results (dollars in millions, except for variable manufacturing costs and win in OE):

Metric	2023 Target	2022 Actual[1]
EBIT	$1,150	$1,111
Free Cash Flow	$ 425	$ (385)
Market Share:		
Consumer Replacement	15.2%	15.4%
Commercial Replacement	8.5%	10.2%
Win in OE	$ 8.21	$ 8.02
Variable Manufacturing Cost Per Tire:		
Consumer	$20.04	$17.54
Commercial	$93.27	$76.52

1   Excluding impact of foreign currency, if applicable.

Our EBIT targets for 2023 reflected improvements in profitability of approximately $40 million, or 3.5%, versus 2022. The plan required economic recovery in EMEA and that we offset continued inflation, including nearly $200 million of higher raw material costs and $600 million of other inflationary cost pressures in wages, benefits, transportation and energy, primarily through improvements in price and mix. Our free cash flow target for 2023 reflected improved earnings, stabilized working capital levels that would maintain inventory to support customer service, and capital expenditures of approximately $1 billion.

Our replacement Share targets for 2023 required us to hold our market share in consumer and commercial replacement compared to 2022 levels for all key markets in a relatively flat industry. Our 2023 Win in OE metric changed from an increase in the overall win rate for OE bids to target increases in profitability of consumer OE, focusing on short-term profitability and long-term strategic fitments, and required a 2% improvement in our total company margin per tire from 2022. Our 2023 targets were established using the expected volume of new OE fitment opportunities, which fluctuates based on the number of new vehicle model introductions in any given year.

Our Cost targets for 2023 were higher than the prior year results and required continuing focus on managing variable manufacturing cost per tire to partially offset significant inflation in energy and labor rates, training costs related to tight skilled labor availability, and product migration to higher rim-sizes that increases weight and cost per tire.

ANNUAL INCENTIVE PLAN PAYOUTS

In February 2024, the Compensation Committee reviewed actual results for 2023 with respect to achievement of the company-wide and operating unit performance objectives. The table below shows the performance objectives, actual results for 2023 and corresponding payout percentage under our annual incentive plan for the Share, Cost, Cash and EBIT metrics.

				Payout Under Annual Incentive Plan	
	50%	100%	200%	Actual Results	Payout Percentage
Overall Company Performance (2023):					
Market Share:					
Consumer Replacement	14.8%	15.2%	15.5%	14.2%	0%
Commercial Replacement	8.0%	8.5%	8.8%	8.9%	200%
Win in OE	$ 7.74	$ 8.21	$ 8.68	$ 9.97	200%
Cost:					
Consumer		See below		183.0%	183%
Commercial		See below		179.0%	179%
Free Cash Flow	$ 175	$ 425	$ 605	$ 406	98%
EBIT	$ 825	$ 1,150	$ 1,390	$ 965	82%

The table below shows the payout percentages under our annual incentive plan for each of our operating units.

	Payout Percentage			
	Share	Cost	Cash	EBIT
Americas	133%	133%	198%	63%
EMEA	150%	183%	0%	0%
Asia Pacific	133%	200%	200%	184%

Our Cost metric is variable manufacturing cost per tire that is based on actual levels of production in our factories. This metric incentivizes our team to manage controllable costs in a variety of operating scenarios. The target for cost is expressed as a range for two reasons. First, our actual production volumes are not known at the outset of the plan period. Second, as output changes in our factories, the variableness of costs also changes. For our operating units, annual attainment is calculated by averaging monthly attainment percentages. Corporate attainment is calculated using the weighted average attainments for each operating unit.

	Variable Manufacturing Cost Per Tire Targets			
	50%	100%	200%	Attainment
Consumer:				
Americas	$ 21.16-26.04	$ 20.89-25.51	$ 20.62-24.99	170%
EMEA	19.73-24.36	19.48-23.86	19.22-23.36	183%
Asia Pacific	7.59-9.18	7.51-9.01	7.42-8.84	200%
Commercial:				
Americas	$88.56-109.07	$87.40-106.83	$86.24-104.59	95%
EMEA	78.51-98.90	77.36-96.68	76.21-94.45	183%

"Free cash flow," as defined in our incentive plans, means the Company's cash flows from operating activities, less capital expenditures and also excludes rationalization payments and pension contributions and direct payments. Our 2023 "free cash flow" also reflected the impact of certain other items noted in the table below. Our 2023 "free cash flow" for purposes of our incentive plans was calculated as follows:

($ in millions)	2023
Cash flows from operating activities (as reported)	$ 1,032
Capital expenditures	(1,050)
Proceeds from asset sales and other dispositions	103
Rationalization payments	99
Tupelo storm and Debica fire	73
Pension contributions and direct payments	54
UAW OE strike	53
Foreign exchange	46
Other	(4)
Free cash flow, as adjusted	$ 406

"EBIT," as defined in our incentive plans, means the Company's earnings before interest and income tax expense and also excludes charges for rationalizations, asset write-offs and accelerated depreciation, goodwill impairment charges, other (income) expense, royalty income, minority shareholders' net income, and the cumulative effect of accounting changes. Our 2023 "EBIT" also reflected the impact of certain other items noted in the table below. Our 2023 "EBIT" for purposes of our incentive plans was calculated as follows:

($ in millions)	2023
Goodyear net income (loss) (as reported)	$(689)
Rationalizations, asset write-offs and accelerated depreciation	538
Interest expense	532
Goodwill impairment	230
Other (income) expense	108
Tupelo storm and Debica fire	97
Foreign exchange	49
Goodyear Forward costs	35
Royalty income	30
UAW OE strike	20
U.S. & foreign tax expense	10
Minority shareholders' net income	2
Other	3
EBIT, as adjusted	$ 965

In response to feedback from shareholders in 2022, we reduced the weighting of the individual strategic objectives from 20% to 10%. ESG and New Mobility were retained in the program as separately weighted metrics in 2023, each weighted 10%.

Metric	Goals	Achievement	% Payout
ESG	Environmental goal to manufacture and go to market with a tire made of 70% sustainable materials in 2023	Achieved	100%
	Diversity and inclusion goals include expanding our diversity hiring practices enterprise-wide by expanding diverse slate requirements to executive feeder pool groups while sustaining the existing strategy for executive level roles	Achieved	100%
New Mobility	Execute on pilot programs for new mobility initiatives	Achieved	100%

Individual strategic objectives are established annually and include measurable goals tied to strategic initiatives as well as financial and non-financial metrics. The establishment of strategic and operational performance goals drives more rigor in our goal setting, while also building accountability for non-financial objectives. In 2023, these objectives included operational excellence, capital expenditures, senior leadership succession, value creation and long-term strategy.

The Compensation Committee evaluated the CEO's performance against his individual strategic objectives, and the CEO evaluated each other named executive officer's performance against their respective individual strategic objectives and made a recommendation to the Compensation Committee for its consideration. Based on its evaluation of the CEO, and its consideration of the CEO's recommendation for the other NEOs, the Compensation Committee determined that each of the NEOs would receive a payout at 100% of target for their performance against their individual strategic objectives. Their individual accomplishments are summarized below:

Name	Key Accomplishments
Kramer	• Met key milestones on major capital expenditure projects • Supported the Goodyear Forward transformation plan development
Zamarro	• Achieved key milestones for sustainability reporting and enhanced the reporting process • Led process resulting in the development of the Goodyear Forward transformation plan
Wells	• Met key milestones on strategic projects • Developed digital strategy to align with strategic growth initiatives
McClellan	• Met key milestones on major capital expenditure projects • Completed Cooper Tire business integration • Achieved initiatives on footprint and plant optimization
Delaney	• Achieved value creation initiatives, including new mobility and footprint optimization targets • Exceeded fleet solutions expansion targets

The Compensation Committee established an aggregate incentive pool for all officers and determined the calculated payout for each officer. Then, the CEO assessed the officer's contributions towards Company goals and made his recommendations with respect to individual payout amounts to the Compensation Committee, which considered the CEO's recommendations and determined the final payouts. The Compensation Committee undertook the same process for the CEO and made the determination as to the final payout amount for the CEO.

The Compensation Committee approved the following awards for our named executive officers under our annual incentive plan:

Name	Target Award ($)	Actual Award ($)	Actual Award as a % of Target Award
Kramer	$2,320,000	$2,853,600	123%
Zamarro	725,000	891,750	123%
Wells	850,000	1,045,500	123%
McClellan	845,250	1,098,825	130%
Delaney	790,000	837,400	106%

Long-Term Compensation

In February 2023, the Compensation Committee made long-term incentive awards to executive officers. The target long-term incentive grants were composed of three components: (a) restricted stock units (RSUs) constituting approximately 30% of the target opportunity, (b) stock-settled performance units (PSUs) constituting approximately 20% of the target opportunity, and (c) cash-settled performance units (EPUs) constituting approximately 50% of the target opportunity. The following table summarizes the target award values for our executives in accordance with our annual long-term program:

| | | Performance-Based Awards | | |
| | | Stock-Settled Awards | | |
Name	Aggregate Target Award	2023-2025 RSUs[1]	2023-2025 PSUs[2]	2023-2025 EPUs
Kramer	$10,650,000	$3,195,000	$2,130,000	$5,325,000
Zamarro	2,250,000	675,000	450,000	1,125,000
Wells	3,200,000	960,000	640,000	1,600,000
McClellan	2,900,000	870,000	580,000	1,450,000
Delaney	2,900,000	870,000	580,000	1,450,000

1   See the "Grants of Plan-Based Awards" Table at page 60 for information regarding the target number of restricted stock units actually granted, which was determined by dividing the amount in this column by the closing market price of our Common Stock on the date of grant.

2   See the "Grants of Plan-Based Awards" Table at page 60 for information regarding the target number of performance shares actually granted, which was determined by dividing the amount in this column by the closing market price of our Common Stock on the date of grant.

2023 GRANTS OF PERFORMANCE-BASED INCENTIVES

Long-term performance-based incentives granted in 2023 have the following characteristics:

- The payout is based on our consolidated results over a three-year performance cycle, with financial performance targets for each year of the three-year period established at the beginning of each year, weighted one-third for each year in the three-year performance cycle.

- Financial performance is measured 50% on net income and 50% on cash flow return on capital ("CFROC"). Net income is used as a measure to focus on improvement in profitability. CFROC is an efficiency metric that measures how much return is generated in proportion to the investment in the business in terms of plant, property and equipment and working capital.

- The payout based on financial performance can range from 0% to 150% for the 2023-2025 performance cycle based on actual results on the financial metrics.

- The payout for the financial metrics is subject to a modifier (0.8x to 1.2x) based on three-year relative total shareholder return (TSR) versus peer companies over the entire three-year performance cycle ending December 31, 2025. Performance at the 55th percentile is required to achieve a 1.0x modifier, with the modifier capped at 1.0x if absolute TSR is negative over the three-year period, regardless of relative performance.

- The resulting calculated payout can increase by up to 25% based on our performance against our three-year Strategic Initiatives Index, which is comprised of specific, measurable environmental and social goals regarding reducing greenhouse gas emissions and structural cost actions over the entire three-year period ending December 31, 2025.

- The overall maximum payout is 200% of target.

	2021	2022	2023	2024	2025

2021–2023

Year 1 1/3	Year 2 1/3	Year 3 1/3

3-Year Relative TSR vs. S&P 500

3-Year ESG Index

2022–2024

Year 1 1/3	Year 2 1/3	Year 3 1/3

3-Year Relative TSR vs. Comparison Group

3-Year ESG Index

2023–2025

Year 1 1/3	Year 2 1/3	Year 3 1/3

3-Year Relative TSR vs. Comparison Group

3-Year SI Index

Financial Performance Metrics are set annually and have a maximum payout opportunity of 150% of target for each one-year performance period.

3-Year Relative TSR Modifier

(0.8x to 1.2x) covers the full 3-year performance period.

3-Year ESG Index or SI Index

can add up to 25% at the end of the 3-year performance period. Measurement is based on specific, measurable goals.

LONG-TERM COMPENSATION METRICS AND TARGETS

In February 2023, the Compensation Committee set financial performance metrics and targets for (i) year 3 of the 2021-2023 long-term awards, (ii) year 2 of the 2022-2024 long-term awards, and (iii) year 1 of the 2023-2025 long-term awards. The Compensation Committee also set strategic and operational goals for the Strategic Initiatives Index for the full three-year 2023-2025 performance cycle.

The performance metrics in our long-term awards emphasize the importance of our earnings (as measured by net income) and the efficiency of our utilization of free cash flow (as measured by CFROC), both weighted equally.

The following table shows our 2023 long-term compensation targets compared to our 2022 actual results (dollars in millions):

Metric	2023 Target	2022 Actual
Net Income	$350	$383
CFROC	3.8%	(1.1)%

42

Our 2023 net income target was set marginally lower than our 2022 actual results, reflecting improvements in EBIT of approximately $40 million that were more than offset by increased pension and finance expenses. Our net income target for 2023, like our EBIT targets, required that we offset continued inflation, including nearly $200 million of higher raw material costs and $600 million of other inflationary cost pressures in wages, benefits, transportation and energy, primarily through improvements in price and mix.

Our 2023 CFROC target was higher than our 2022 actual results, reflecting improved cash flows from higher earnings and stable working capital and capital expenditure levels.

Relative Total Shareholder Return (TSR) Modifier

To add further rigor to the long-term awards and ensure executives are focused on Goodyear's stock price performance and aligned with our shareholders, the Compensation Committee also provided that the awards will be modified based on Goodyear's relative total shareholder return performance versus an index of 20 highly relevant peer companies.

This modifier is designed to assess Goodyear's success in creating shareholder value relative to other capital-intensive automotive and cyclical industrial companies with comparable leverage and strong correlations to Goodyear's Common Stock performance. This group of companies better reflects our relative success in enhancing shareholder value than would comparisons to the peer companies used for benchmarking executive pay (which are chosen primarily due to their positioning as executive talent competitors) or a broad-based market index like the S&P 500, which we used prior to 2022. This approach has the further benefit of creating greater comparability throughout economic cycles. The Compensation Committee believes this reflects the understanding investors have of risk and reward in making investment decisions.

THE COMPARISON GROUP CONSISTS OF:

Adient plc	Flowserve Corporation	nVent Electric plc
American Axle & Manufacturing	Ford Motor Company	Stoneridge, Inc.
Aptiv PLC	General Motors Company	Terex Corporation
BorgWarner Inc.	Harley Davidson, Inc.	The Timken Company
Carpenter Technology Corporation	Hillenbrand, Inc.	WESCO International, Inc.
Dana Inc.	Lear Corporation	Whirlpool Corporation
Eastman Chemical Co.	Minerals Technologies Inc.	

The TSR modifier measures the relative performance of our Common Stock versus the TSR peer group over the three-year performance cycle of our long-term incentive awards and is calculated based on the trailing two-month average closing price for our Common Stock and the TSR peer group (as in existence at the end of the period), assuming the reinvestment of dividends. The TSR modifier will cause the payout for the financial metrics in our long-term incentive awards to increase or decrease up to 20% as follows:

Goodyear Common Stock vs. Comparison Group[1]	TSR Modifier
≥ 75th Percentile	1.2x
= 55th Percentile	1.0x
≤ 25th Percentile	0.8x

1 Results between these performance levels will be interpolated.

> Beginning in 2023, performance at the 55th percentile is required to achieve a 1.0x modifier, with the modifier capped at 1.0x if absolute TSR is negative over the three-year period, regardless of relative performance.

Strategic Initiatives Index

Metric	Goal
Greenhouse Gas Emissions	Reduce absolute global Scope 1 & 2 greenhouse gas emissions by 20% from a 2019 baseline.
Structural Cost Improvements	Develop and execute plan to improve structural costs (SAG and / or manufacturing), driving a $100 million improvement in EBIT by the end of 2025.

The Compensation Committee set rigorous strategic goals that are intended to be challenging, but with motivational value for the named executive officers. Our 2023-2025 greenhouse gas emissions goal sets a path to achieving our long-term sustainability targets, including our announced 2030 science-based target of a 46% reduction in Scope 1 and Scope 2 emissions and a 28% reduction in certain Scope 3 emissions. Our 2023-2025 structural cost improvement goal sets us on a path to drive further EBIT improvements.

If we achieve one of these goals, the payout on our 2023-2025 long-term performance awards will increase by 15 percentage points and, if we achieve both of these goals, the payout on our 2023-2025 long-term performance awards will increase by 25 percentage points (subject to a cap on the overall maximum payout of 200%).

2023 FINANCIAL PERFORMANCE

The table below shows the net income performance goals, actual results and payout percentages for the 2023 performance period applicable to each of the 2021-2023, 2022-2024 and 2023-2025 performance cycles. Actual payouts are determined at the end of the 3-year performance cycle based on the attainment of performance targets and are subject to the modifiers discussed above. With respect to the 2023 performance period of the 2021-2023, 2022-2024 and 2023-2025 performance cycles, each year was weighted evenly (33%), goals were set at the beginning of each performance period and the maximum payout for financial performance metrics was 150% of the target award opportunity.

($ in millions)			Net Income	
Threshold	Target	Maximum	Actual Results	% Achieved
$120	$350	$530	$76	0%

"Net income," as defined in our long-term incentive plans, means the Company's net income, excluding charges (after-tax and minority interest) for rationalizations, certain asset write-offs and accelerated depreciation, goodwill impairment charges, certain pension curtailment and settlement charges, charges relating to the refinancing of debt, changes in tax valuation allowances and other discrete tax items, and the cumulative effect of accounting changes. Our 2023 "net income" also excluded the impact of certain other items noted in the table below. Our 2023 "net income" for purposes of our long-term incentive plans was calculated as follows:

($ in millions)	2023
Goodyear net income (loss) (as reported)	$(689)
Rationalizations, asset write-offs and accelerated depreciation charges	463
Goodwill impairment	216
Tupelo storm and Debica fire	80
Net gains on asset sales and other dispositions	(69)
Pension curtailment and settlement charges	30
Goodyear Forward costs	26
UAW OE strike	15
Changes in tax valuation allowances and other discrete tax items	(10)
Other, including certain legal and environmental matters	14
Net income (loss)	$ 76

The table below shows the cash flow return on capital performance goals, actual results and payout percentages for the 2023 performance period applicable to each of the 2021-2023, 2022-2024 and 2023-2025 performance cycles.

		Cash Flow Return on Capital		
Threshold	Target	Maximum	Actual Results	% Achieved
1.6%	3.8%	5.4%	3.2%	97%

"Cash flow return on capital," as defined in our long-term incentive plans, means free cash flow from operations divided by the sum of average net fixed assets and average working capital. See also the reconciliation of "free cash flow" on page 38.

Our 2023 cash flow return on capital for purposes of our long-term incentive plans was calculated as follows:

($ in millions)	2023
Free cash flow, as adjusted	$406
Foreign exchange	(46)
Free cash flow from operations	$360
Average working capital + average net fixed assets	$11,143
CFROC	3.2%

Based on the results during the 2023 performance period, the Compensation Committee approved earnings on the long-term incentive awards for that period in an amount equal to 49% of the target amount for each of the 2021-2023, 2022-2024 and 2023-2025 awards.

The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2023 performance period for each of the 2021-2023, 2022-2024 and 2023-2025 awards, which represents one-third of the respective target award opportunity:

Name	Aggregate Target Award[1]	Portion of Actual Award Payable in Cash[2]	Portion of Actual Award Payable in Shares (# of Shares)[2]
2021-2023 Award, 2023 Performance Period			
Kramer	$2,268,316	$869,800	20,695
Zamarro	87,291	33,500	796
Wells	617,631	236,800	5,635
McClellan	575,057	220,500	5,246
Delaney	575,057	220,500	5,246
2022-2024 Award, 2023 Performance Period			
Kramer	$2,249,861	$869,800	22,459
Zamarro	95,067	36,800	949
Wells	654,923	253,200	6,537
McClellan	591,548	228,700	5,904
Delaney	591,548	228,700	5,904
2023-2025 Award, 2023 Performance Period			
Kramer	$2,527,312	$869,800	30,490
Zamarro	533,947	183,800	6,442
Wells	759,447	261,400	9,161
McClellan	688,253	236,900	8,302
Delaney	688,253	236,900	8,302

1 The aggregate target award is the sum of the target cash award and the grant date fair value of the target share award.

2 Payable contingent on continued service through December 31, 2023 for the 2021-2023 award, December 31, 2024 for the 2022-2024 award, and December 31, 2025 for the 2023-2025 award (unless retirement-eligible, then December 31, 2023 for all awards), and subject to a three-year relative TSR modifier for each award and a three-year ESG Index for the 2021-2023 and 2022-2024 awards and a three-year Strategic Initiatives Index for the 2023-2025 award.

IMPACT OF TSR MODIFIER AND ESG INDEX ON 2021 – 2023 LONG-TERM INCENTIVE AWARDS

Our stock was at the sixtieth percentile of companies in the S&P 500 during the three-year period ended December 31, 2023, resulting in a TSR modifier of 1.08 times. See pages 43 and 44 for more information on the calculation of the TSR modifier.

To determine achievement on the ESG Index, the Compensation Committee evaluated performance of the ESG Index goals during the three-year period ended December 31, 2023. The Compensation Committee determined that the Company achieved two of the three goals resulting in an ESG Index of plus 15 percentage points. The goals and achievements are summarized below:

Metric	Goals	Achievement
Greenhouse Gas Emissions	Reduction in global greenhouse gas emissions (Scope 1 and Scope 2) by 25%	38% Reduction **Achieved**
Rolling Resistance	Reduction in average rolling resistance globally by 15%	15% Reduction **Achieved**
Diversity & Inclusion	Attain 50% increase in women and persons of color in executive leadership positions	Increased 46% and 50%, respectively **Not Achieved**

The Compensation Committee approved the payout of shares of Common Stock and cash to the named executive officers with respect to the 2021-2023 performance cycle as follows.

Cash Award ($)

| | Performance Period | | | | | |
Name	2021 [1]	2022 [2]	2023	Impact of TSR Modifier	Impact of ESG Index	Total Payout of 2021-2023 Awards
Kramer	$2,662,500	$603,500	$869,800	$330,700	$798,900	$5,265,400
Zamarro	102,600	23,200	33,500	12,800	30,700	202,800
Wells	725,100	164,322	236,800	90,178	217,500	1,433,900
McClellan	675,000	153,000	220,500	83,800	202,500	1,334,800
Delaney	675,000	153,000	220,500	83,800	202,500	1,334,800

1   Previously reported, to the extent applicable, in the Proxy Statement dated March 11, 2022.
2   Previously reported, to the extent applicable, in the Proxy Statement dated March 13, 2023.

Shares Award (# of Shares)

| | Performance Period | | | | | |
Name	2021 [1]	2022 [2]	2023	Impact of TSR Modifier	Impact of ESG Index	Total Payout of 2021-2023 Awards
Kramer	63,355	14,360	20,695	7,872	19,007	125,289
Zamarro	2,439	552	796	303	732	4,822
Wells	17,251	3,910	5,635	2,144	5,175	34,115
McClellan	16,062	3,640	5,246	1,997	4,818	31,763
Delaney	16,062	3,640	5,246	1,997	4,818	31,763

1   Previously reported, to the extent applicable, in the Proxy Statement dated March 11, 2022.
2   Previously reported, to the extent applicable, in the Proxy Statement dated March 13, 2023.

2023 RESTRICTED STOCK UNIT GRANTS

Restricted stock units granted in 2023 to the named executive officers have the following terms:

- restricted stock units vest and convert into shares of Common Stock three years from the grant date, contingent on continued service to the vesting date or, for retirement-eligible officers, to December 31, 2023; and

- restricted stock units accrue dividend equivalents, if any, that are subject to the same vesting requirements as the underlying restricted stock units.

The portion of long-term compensation provided in the form of restricted stock units grants each year is determined based on the availability of Common Stock under our equity compensation plans, as well as market data on long-term compensation.

The table below shows the aggregate grant date fair value and the number of restricted stock units granted to each of our named executive officers in 2023.

Name	Aggregate Grant Date Fair Value ($)	Number of Restricted Stock Units (#)[1]
Kramer	$3,194,994	280,017
Zamarro	1,924,980	145,186
Wells	959,992	84,136
McClellan	869,990	76,248
Delaney	869,990	76,248

1 Includes RSUs granted to Ms. Zamarro as part of the retention award made in December 2023.

RETENTION AWARD

In consideration of Ms. Zamarro's criticality to the successful execution of the Goodyear Forward transformation plan, particularly in light of the retirements of Mr. Kramer and Mr. Wells in early 2024, the Compensation Committee determined that this confluence of events constituted extraordinary circumstances and approved a $2.5 million retention award for her. The Compensation Committee determined the amount and terms of the retention award provided to Ms. Zamarro based on a review of her total compensation over the next two years and an assessment of the retentive elements already contained within the Company's executive compensation program, in conjunction with an analysis of the value sufficient to address retention risk through the implementation period for the Goodyear Forward plan.

The retention award is comprised of (1) a $1.25 million restricted stock unit grant that was made on December 13, 2023 and will cliff-vest on December 13, 2026 and (2) a $1.25 million cash grant that was made on January 1, 2024 and is payable 10% on July 1, 2024, 20% on December 31, 2024, 30% on July 1, 2025 and 40% on December 31, 2025, subject in each case to her continued employment with the Company through those vesting dates.

2024 Chief Executive Officer and President Compensation

On January 29, 2024, Mark Stewart became our Chief Executive Officer and President and a member of the Board of Directors, succeeding Mr. Kramer.

Mr. Stewart receives an annual base salary of $1,400,000 and participates in our annual incentive plan, with a target annual incentive of 160% of his annual base salary, and our long-term incentive program, with a 2024 grant value of $9,000,000.

In replacement of forfeited awards at his prior employer, Mr. Stewart also received (1) a one-time signing bonus of $8,560,000, paid 50% in cash and 50% in fully-vested Common Stock, for awards from his prior employer that would have been payable or fully vested in early 2024, and (2) a one-time long-term incentive award with a grant value of $11,415,000, delivered $9,805,000 in performance share units and $1,610,000 in restricted stock units, for long-term awards from his prior employer that would have been payable or fully vested over the next three years. Mr. Stewart will be required to repay these amounts if his prior employer pays any portion of these values to him. The long-term incentive replacement awards approximate the value of and vest on the same schedule as the forfeited awards and were made on the following terms:

	Vesting Date	Value	Metrics
2024 Performance Share Units	5/12/2025	$4,830,000	50% CFROC and 50% Net Income with a 1-year TSR modifier
2024-2025 Performance Share Units	5/15/2026	4,975,000	50% CFROC and 50% Net Income for each year with a 2-year TSR modifier
2024 Restricted Stock Units	5/15/2025	1,610,000	Time-based vesting

Mr. Stewart is eligible to participate in our defined contribution Excess Benefit Plan to the extent his annual base salary and annual incentive payments exceed Internal Revenue Service limitations and is eligible for a performance-based benefit under that plan. He is also be a participant in the Executive Severance and Change in Control Plan (the "Executive Severance Plan"), with a severance multiple of 2.0x base salary plus target annual incentive, as well as the other benefit plans and programs that generally are available to our executive officers and associates.

Retirement and Other Benefits

RETIREMENT BENEFITS

We provide our named executive officers with retirement benefits under both tax-qualified and non-qualified retirement plans. Tax-qualified plan benefits are pursuant to a defined benefit pension plan, the Goodyear Salaried Pension Plan (the "Salaried Plan"), which was frozen effective December 31, 2008, and a defined contribution plan, the Goodyear Employee Savings Plan for Salaried Employees (the "Savings Plan"). Non-qualified plan benefits are pursuant to a defined benefit plan, the Goodyear Supplementary Pension Plan (the "Supplementary Plan"), which was closed to new entrants effective December 31, 2021. We also maintain a non-qualified defined benefit Excess Benefit Plan, which was also frozen effective December 31, 2008, that pays an additional pension benefit over that paid from the Salaried Plan if a participant does not meet the eligibility requirements of the Supplementary Plan.

For all employees who do not meet the eligibility requirements of the Supplementary Plan, there is also a corresponding non-qualified defined contribution Excess Benefit Plan that mirrors the retirement contributions feature of the Savings Plan.

Retirement benefits are important to attracting, motivating and retaining talented executives with a history of leadership and to providing retirement replacement income. Retirement benefits are an important factor in an executive's decision to accept or reject a new position.

The Supplementary Plan provides additional pension benefits to officers. All of the named executive officers participate in the Supplementary Plan. The Compensation Committee has adopted a policy prohibiting the grant of additional service credit to participants in the Supplementary Plan and closed the plan to new entrants effective December 31, 2021.

Mr. Kramer, Mr. Wells and Mr. McClellan are currently eligible to receive a benefit under the Supplementary Plan. Mr. Kramer and Mr. McClellan will receive benefits from the frozen Salaried Plan when they retire later this year. Ms. Zamarro, Mr. Wells and Mr. Delaney are not eligible to participate in the Salaried Plan or the defined benefit Excess Benefit Plan. Participants in the Savings Plan, including all of the named executive officers, are currently eligible to receive Company matching contributions and retirement contributions.

In May 2021, the Compensation Committee approved retention agreements with Mr. Kramer and Mr. McClellan that are tied to the pension benefit obligation under the Supplementary Plan. The Compensation Committee approved these agreements to help secure the retention of Mr. Kramer and Mr. McClellan through at least December 31, 2023 due to their importance in directing the successful integration of Cooper Tire and the execution of our other ongoing strategic initiatives. The awards also help to ensure successful succession planning for the new, larger company and successful succession planning outcomes as our seasoned executives navigate the newly combined company through the integration process. For a discussion of the Board's succession planning process, see "Management Succession Planning" at page 5.

The retention agreements with Mr. Kramer and Mr. McClellan provide for a lump sum payment equal to the difference, if any, between the Supplementary Plan benefit calculated based on the interest rate at January 1, 2021 (0%) and the benefit based on the interest rate at the time of their respective retirement, subject to continuous service through December 31, 2023 and the other terms and conditions of their respective retention agreement.

At January 1, 2024, the underlying interest rate was 3.00%, resulting in an aggregate potential retention benefit of approximately $9,100,000 for Mr. Kramer and approximately $4,000,000 for Mr. McClellan and a corresponding reduction in their previously accrued pension benefit obligation. A 25 basis point increase to this underlying interest rate would result in a retention benefit of approximately $550,000 for Mr. Kramer and a retention benefit of approximately $225,000 for Mr. McClellan and a corresponding reduction in their previously accrued pension benefit obligation of the same amount, resulting in no new net cost to the Company.

CEO Payout Scenarios

Change in Long-Term Interest Rate	Potential Retention Benefit Value	Decrease in Pension Benefit Obligation	New Net Cost to Company
0.00%	$ 0	$ 0	$0
1.00%	3,300,000	(3,300,000)	0
2.00%	6,600,000	(6,600,000)	0
3.00%	9,100,000	(9,100,000)	0
4.00%	11,300,000	(11,300,000)	0

The Compensation Committee structured these awards in order to retain Mr. Kramer and Mr. McClellan amid the Cooper Tire integration and other strategic initiatives by offsetting their incentive to retire due to the rising interest rate environment, which would erode the value of their fully vested Supplementary Plan benefits. In approving these retention agreements, the Compensation Committee considered the following factors:

- The projected award value;

- The effective cap on the award due to the dollar-for-dollar decrease in the corresponding pension benefit obligation that was already accrued in the Company's consolidated financial statements, resulting in no new net incremental cost to the Company;

- The historic stability of the interest rate used to calculate the Supplementary Plan benefit (i.e., the 12-year High-Quality Market Corporate Bond Yield Curve) and, therefore, the retention benefit; and

- The closure of the Supplementary Plan to new entrants.

The number reported in the "Change in Pension Value" column in the Summary Compensation Table reflects the change in each named executive officer's pension value in 2023. Changes in pension value are caused largely by two factors: (1) additional pension benefits accrued by the named executive officers under the Supplementary Plan when they receive higher compensation due to roles of increasing responsibility or through strong performance and due to the passage of time, and (2) changes in assumptions used for financial reporting purposes, such as changes in discount rates and updated actuarial assumptions regarding life expectancies. Mr. Kramer's pension value increased in 2023 due to a decrease in the discount rate used to calculate the pension value and an increase in accrued benefits.

For more information regarding the terms of these plans and the named executive officers' accrued benefits under these plans, see "Defined Contribution Plan Benefits" at page 64 and "Pension Benefits" at page 65.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

Our Executive Severance Plan provides for the payment of severance benefits to our officers, including all of the named executive officers, if their employment is terminated under certain circumstances during certain periods before or within two years following a change-in-control of the Company. The Executive Severance Plan does not provide for any excise tax gross-ups or walk-away rights.

The Executive Severance Plan is designed to attract, retain and motivate officers, provide for stability and continuity in the event of an actual or threatened change-in-control, and ensure that our officers are able to devote their full time and attention to the Company's operations in the event of an actual or threatened change-in-control.

The Executive Severance Plan and the related change-in-control triggers (commonly referred to as "double triggers") generally provide for the payment of severance benefits if employment is terminated under certain circumstances during certain periods before or within two years following a change-in-control of the Company. The change-in-control triggers in our equity compensation plans are substantially similar to those in the Executive Severance Plan. We selected the specific change-in-control triggers used in the Executive Severance Plan and our equity compensation plans, such as the acquisition of 20% or more of Goodyear's Common Stock, a significant change in the composition of the Board of Directors or the acquisition of actual control of Goodyear, based upon our review of market practices, including provisions included in similar agreements of other public companies. Based upon that review, we determined that the terms and conditions of the Executive Severance Plan, including the specific change-in-control triggers, were consistent with market practices.

The Executive Severance Plan also provides severance benefits to our officers, including each of the named executive officers, if their employment is terminated by us other than for Cause (as defined in the Executive Severance Plan), death or disability, and other than in connection with a change-in-control.

To be eligible to receive benefits under the Executive Severance Plan, an officer must execute a release and agree, among other things, to certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.

The Compensation Committee believes that our severance benefits are in the best interests of the Company and our shareholders, are a necessary component of a competitive compensation program, and are in line with severance benefits in place at other companies.

For additional information regarding the terms of the Executive Severance Plan and benefits payable under that plan, see "Potential Payments Upon Termination or Change-in-Control" at page 68.

PERQUISITES

We provide certain executive officers, including our named executive officers, with limited personal benefits and perquisites, as described below and in footnote 5 to the Summary Compensation Table at page 57. The Compensation Committee has reviewed and approved the perquisites described below. The Compensation Committee recognizes that these perquisites are an important factor in protecting our executive officers and in enabling them to focus on our business with minimal disruption. We do not provide any tax reimbursements to our executive officers for any of the perquisites we provide them.

Home Security Systems. We pay for the cost of home security systems for a limited number of executive officers in order to enhance their safety and protect our investment in them. We cover the cost of installation, monitoring and maintenance for these systems.

Use of Company Aircraft. In limited circumstances, executive officers are permitted to use our company aircraft for personal travel.

Tire Program. We offer our executive officers and Board members the opportunity to receive up to two sets of tires per year at our expense, including the cost of tires, mounting, balancing and disposal fees.

Financial Planning and Tax Preparation Services. We offer financial assistance to our executive officers to help them cover the cost of financial planning and tax preparation services. In providing this benefit, we seek to alleviate our executives' concern regarding personal financial planning so that they may devote their full attention to our business. The maximum annual cost to the Company under this program is $9,000 per officer.

Club Memberships. We pay the annual dues for a corporate club membership that is available to Mr. Kramer and Mr. McClellan. None of the other named executive officers utilize this corporate club membership. The membership is intended to be used primarily for business purposes, although members may use the club for personal purposes so long as they pay all incremental costs, other than the annual dues, related to that personal use.

Annual Physical Exams. We strongly encourage our executive officers to have an annual comprehensive physical examination which we pay for in order to enhance their physical well-being and protect our investment in them.

EXECUTIVE DEFERRED COMPENSATION PLAN

The Goodyear Deferred Compensation Plan for Executives (the "Deferred Compensation Plan") is a non-qualified deferred compensation plan that provides named executive officers and other highly compensated employees the opportunity to defer various forms of compensation. For participants, this offers an additional means to save for retirement on a tax-deferred basis. There is no guaranteed return associated with any deferred amounts. During 2023, none of the named executive officers made deferrals under the Deferred Compensation Plan.

For additional information regarding the terms of the Deferred Compensation Plan and participant balances, see "Nonqualified Deferred Compensation" at page 68.

Compensation Policies and Practices

STOCKHOLDING GUIDELINES

In keeping with our objective of aligning our executives' interests with our shareholders' interests, we require our executives to hold equity in the Company equal in value to a designated multiple of their base salaries. Under the Company's stockholding guidelines, officers must hold 100% of the net shares issued to them until they achieve the required stock ownership level, unless they demonstrate a need to sell shares due to a financial hardship. The required ownership values for our named executive officers vary based on the executive's level of responsibility as follows:

Title	Required Ownership as a Multiple of Base Salary
Chief Executive Officer	6x
President, Executive Vice President or Senior Vice President	3x

All shares of Common Stock owned outright by officers (or their spouses) and held by them in the Goodyear stock fund of the Savings Plan, shares of restricted stock or restricted stock units, and share equivalent units held in our deferred compensation plan are counted as ownership in assessing compliance with the guidelines. Unvested performance shares and unexercised stock options are not counted toward compliance with the guidelines. The stock price used in assessing compliance with the guidelines as of May 1st of each year will be the average closing stock price for the prior 200-day period.

If an officer has met their stockholding requirement, they are required to retain 25% of the net shares received from any vested shares of Common Stock or any exercised options for at least one year from the date of vesting or exercise and may only sell or otherwise dispose of shares to the extent they will still meet their stockholding requirement following that sale or disposition.

During 2023, each of our named executive officers complied with our stockholding guidelines and satisfied their stockholding requirement.

PROHIBITION ON HEDGING AND PLEDGING

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our Common Stock and other securities and the issuance, purchase or sale of, or trading or dealing in, puts, calls or other options or rights relating to our Common Stock and other securities. These provisions prohibit our directors, officers and employees from hedging the risk of their ownership of our Common Stock. We also prohibit our directors, officers and employees from holding our Common Stock and other securities in a margin account or otherwise pledging them as collateral for a loan.

RECOVERY OF COMPENSATION AND CLAW-BACK POLICY

Claw-Back Policy

In October 2023, we adopted a compensation recovery policy (i.e., "claw-back" policy) in compliance with Rule 10D-1 of the Exchange Act and the recently-adopted Nasdaq listing standards. The claw-back policy provides for the recovery of the amount of incentive compensation erroneously awarded to certain current and former officers ("covered officers") during the prior three fiscal years if the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws. Subject to limited exceptions, the amount subject to recovery equals the excess that the covered officer received over the amount that would have paid to the covered officer after taking into account the accounting restatement. The claw-back policy applies to incentive compensation received on or after October 2, 2023.

In addition, our claw-back policy goes beyond the minimum requirements of the Nasdaq listing standards by providing the Compensation Committee discretion to recover additional amounts paid to elected officers, in the event of misconduct that results in a violation of law or Company policy that causes significant financial or reputational harm to the Company.

The Compensation Committee will determine the method for recouping incentive compensation under the claw-back policy, which may include, without limitation, requiring reimbursement of compensation paid; seeking recovery of any gain realized on the vesting, exercise, sale, settlement, transfer or other disposition of equity-based awards; offsetting amounts from compensation otherwise owed; and/or cancelling outstanding vested or unvested awards.

Other Recovery of Compensation

If the Compensation Committee determines that an officer has engaged in conduct detrimental to the Company, the Compensation Committee may take a range of actions to remedy this conduct, prevent its recurrence and impose appropriate discipline. Discipline would vary depending on the facts and circumstances, and may include (1) termination of employment, (2) cancelling or reducing any outstanding compensatory grants or awards, (3) initiating an action for breach of fiduciary duty or fraud which could include recovery of any unjustly obtained incentive compensation, and (4) requiring reimbursement of compensation or other payments in accordance with provisions of the Sarbanes-Oxley Act of 2002, our claw-back policy described above or the terms of the relevant compensation plan. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

In addition, under our equity compensation plans, the Compensation Committee may require a plan participant who engages in competition with us within 18 months after their termination of employment to return or forfeit the realized value of all awards under those plans during such period of time that the Compensation Committee determines. Our Executive Severance Plan also provides for the recovery or forfeiture of severance payments if a person receiving payments pursuant to the plan violates certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.



COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2023.

THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

James A. Firestone, Chairman
Laurette T. Koellner
Joseph R. Hinrichs
Thomas L. Williams

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth information regarding the compensation of the CEO, the Chief Financial Officer of Goodyear (the "CFO"), and the persons who were, at December 31, 2023, the other three most highly compensated executive officers of Goodyear (collectively, the "named executive officers"), for services in all capacities to Goodyear and its subsidiaries during 2021, 2022 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Richard J. Kramer[6]	2023	$1,433,333	$ 0	$ 4,915,483	$ 0	$6,592,600	$1,666,533	$132,353	$14,740,302
Chairman of the Board,	2022	1,366,667	0	5,658,051	0	3,109,500	0	183,130	10,317,348
Chief Executive Officer	2021	1,300,000	0	10,688,026	0	9,068,900	199,123	159,529	21,415,578
and President									
Christina Zamarro	2023	725,000	0	2,122,986	0	1,189,350	435,273	78,596	4,551,205
Executive Vice President and									
Chief Financial Officer									
Darren R. Wells	2023	845,000	2,000,000[7]	1,458,594	0	2,104,578	800,238	65,081	7,273,491
Executive Vice President and	2022	823,333	0	1,614,371	0	1,089,900	97,016	124,475	3,749,095
Chief Administrative Officer	2021	800,000	0	3,408,666	0	2,857,250	412,158	122,342	7,600,416
Stephen R. McClellan	2023	796,667	0	1,324,749	0	2,071,225	659,383	89,091	4,941,115
President, Americas	2022	770,000	0	1,471,271	0	1,011,698	0	103,882	3,356,851
	2021	750,000	0	3,112,012	0	2,668,050	309,082	95,476	6,934,620
Christopher R. Delaney	2023	781,667	0	1,324,749	0	1,809,800	633,472	29,853	4,579,541
President, Europe, Middle	2022	760,000	0	1,471,271	0	951,128	173,290	24,789	3,380,478
East and Africa	2021	750,000	0	3,112,012	0	2,578,800	532,135	24,555	6,997,502

1 Represents the aggregate grant date fair value as of the respective grant date for each award, excluding forfeitures. Because the grant date for a performance-based unit occurs when performance targets are approved, the values in this column include for 2023, 1/3 of each of the 2021-2023, 2022-2024 and 2023-2025 awards. Those awards remain subject to continued service, TSR modifiers and ESG/SI Indices, as applicable. The grant date values in this table do not necessarily correspond to the actual value that will be received by the executive officers. The maximum amount to be awarded with respect to the equity portion of our long-term incentive awards for each of the named executive officers is shown in the Grants of Plan-Based Awards Table in the column "Estimated Future Payouts Under Equity Incentive Plan Awards — Maximum." The assumptions made in valuing stock awards reported in this column are discussed in Note to the Consolidated Financial Statements No. 1, "Accounting Policies" under "Stock-Based Compensation" and Note to the Consolidated Financial Statements No. 19, "Stock Compensation Plans" included in Goodyear's Annual Report for the year ended December 31, 2023. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2023 Grants of Performance-Based Incentives." See also "Grants of Plan-Based Awards" below.

2 Represents the aggregate grant date fair value as of the respective grant date for each award. The assumptions made in valuing option awards reported in this column are discussed in Note to the Consolidated Financial Statements No. 1, "Accounting Policies" under "Stock-Based Compensation" and Note to the Consolidated Financial Statements No. 19, "Stock Compensation Plans" included in Goodyear's Annual Report for the year ended December 31, 2023. No stock options were granted to any of the named executive officers in 2023, 2022 or 2021.

3 Represents amounts awarded under our annual and long-term incentive compensation plans. For additional information regarding annual cash incentive awards in 2023, see "Compensation Discussion and Analysis — Annual Compensation — Annual Incentive Plan."

Amounts awarded under our long-term incentive compensation plans are, for 2023, in respect of the one-year performance period ended December 31, 2023 for the 2021-2023, 2022-2024 and 2023-2025 awards. The 2022-2024 awards and the 2023-2025 awards remain subject to the named executive officer's continued service through December 31, 2024 or December 31, 2025, respectively, or for retirement-eligible officers through December 31, 2023, and TSR modifiers and ESG/SI Indices. For additional information regarding long-term incentive awards, see "Compensation Discussion and Analysis — Long-Term Compensation — 2023 Grants of Performance-Based Incentives," "— 2023 Financial Performance," and "— Impact of TSR Modifier and ESG Index on 2021-2023 Long-Term Incentive Awards."

The following table provides further information on the amounts payable, or earned but not yet payable, for performance periods ending on December 31, 2023:

		Currently Payable 2021-2023 Long-Term Incentive				Not Yet Payable 2023 Period
	2023 Annual Incentive	2023 Period	Impact of TSR Modifier	Impact of ESG Index	2022-2024 Long-Term Incentive	2023-2025 Long-Term Incentive
Kramer	$2,853,600	$869,800	$330,700	$798,900	$869,800	$869,800
Zamarro	891,750	33,500	12,800	30,700	36,800	183,800
Wells	1,045,500	236,800	90,178	217,500	253,200	261,400
McClellan	1,098,825	220,500	83,800	202,500	228,700	236,900
Delaney	837,400	220,500	83,800	202,500	228,700	236,900

4   Represents total change in pension value for each named executive officer, which reflects both the accrual of additional benefits and changes in the assumptions used to value the benefits. The discount rate used to calculate the Supplementary Plan pension value decreased from 5.36% to 5.09% and the interest rate used to determine the lump sum value of the Supplementary Plan benefit increased from 2.75% to 3.00% at December 31, 2023. These changes in assumptions accounted for a portion of the total change in pension value for each of the named executive officers. The table below allocates the total change in pension value between the actual increase in accrued benefits, including the growth in pension value due to the passage of time, and assumption changes.

			Change in Pension Value
	Due to Benefit Accrual	Due to Assumption Changes	Total
Kramer	$1,986,056	$(319,523)	$1,666,533
Zamarro	430,140	5,133	435,273
Wells	630,528	169,710	800,238
McClellan	747,381	(87,998)	659,383
Delaney	682,091	(48,619)	633,472

No nonqualified deferred compensation earnings are required to be reported because the Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable SEC rules and regulations.

5   The Perquisites category can include amounts for home security system installation and monitoring, personal financial planning services, annual physical exams, dues for a club membership, and the provision of up to two sets of automobile tires per year. The aggregate incremental cost to the Company for the personal use of company aircraft is determined based on the average direct operating costs of the aircraft allocable to personal use. The aggregate cost of home security installation and monitoring for Ms. Zamarro was $48,524. Mr. McClellan is eligible to receive retiree medical benefits at age 62; the present value of those accumulated retiree medical benefits decreased by $577. From time to time, certain of the named executive officers may receive tickets to sporting and other events for their personal use, typically when those tickets would not otherwise be used for business purposes, which use results in no incremental cost to the Company.

	Perquisites	Personal Use of Company Aircraft	Contributions to Savings Plan	TOTAL
Kramer	$34,485	$61,568	$36,300	$132,353
Zamarro	58,796	0	19,800	78,596
Wells	13,191	32,090	19,800	65,081
McClellan	20,550	32,241	36,300	89,091
Delaney	10,053	0	19,800	29,853

6   Mr. Kramer retired as Chairman of the Board, Chief Executive Officer and President on January 29, 2024.

7   Amount paid pursuant to Mr. Wells's retention agreement dated May 24, 2021.

EXECUTIVE COMPENSATION
Summary of Realized Pay Earned by
Our Chief Executive Officer for 2021, 2022 and 2023

Summary of Realized Pay Earned by Our Chief Executive Officer for 2021, 2022 and 2023

Our compensation programs for Mr. Kramer and our other officers are primarily based on performance. The information shown below is intended to supplement and not be a substitute for the information in the Summary Compensation Table. The Summary Compensation Table includes several items that are driven by accounting and actuarial assumptions, which are not necessarily reflective of compensation actually realized by Mr. Kramer in a particular year. For example, the information required to be in the Summary Compensation Table combines pay actually received (base salary and annual cash incentive payments) with the accounting value of equity compensation granted, which may never be realized, and earned but unvested long term cash awards, which continue to be subject to forfeiture and a TSR modifier and an ESG/SI Index until the vesting date. The Summary Compensation Table is also required to include other compensation (contributions to qualified defined contribution plans and perquisites) and the change in pension values (based on actuarial assumptions), much of which is not realized in the periods presented.

The following table reports base salary, annual incentive earned, long term incentive to be paid out for the three-year performance cycle ending in each respective year and pre-tax compensation earned upon the exercise of stock options and the vesting of stock awards regardless of when they were granted.

Name	Year	Salary ($)[1]	Annual Incentive ($)[2]	Long Term Incentive Cash Payout ($)[3]	Stock Option Exercises ($)[4]	Long Term Incentive Equity Vesting ($)[5]	Total Realized Pay ($)
Kramer	2023	$1,433,333	$2,853,600	$5,265,400	—	$3,161,970	$12,714,303
	2022	1,366,667	2,307,200	4,032,800	—	4,219,217	11,925,884
	2021	1,300,000	3,452,800	4,586,600	$7,417,253	3,897,790	20,654,443

1   Mr. Kramer's salary was targeted at market median for 2021, 2022 and 2023.

2   Mr. Kramer's individual targets were set at 160% of base salary for 2021, 2022 and 2023. Mr. Kramer's awards were 166% of target in 2021, 103% of target in 2022 and 123% of target in 2023.

3   The percentage of Mr. Kramer's long term incentive target to be paid in cash is fifty percent. This column shows the cash payout for each of the performance cycles completed in the respective year. The 2019-2021 awards were earned at 86% of target, the 2020-2022 awards were earned at 76% of target, and the 2021-2023 awards were earned at 99% of target, in each case including the impact of the TSR modifier, and with respect of the 2021-2023 awards, including the impact of the ESG Index.

4   In 2021, Mr. Kramer exercised 1,310,262 stock options for a total taxable compensation value of $7,417,253. At December 31, 2023, Mr. Kramer's vested, exercisable, in-the-money stock options had a potential value of $2,100,000, based on the difference between the closing market price of our Common Stock on December 31, 2023 ($14.32) and the exercise price of such stock options ($10.12).

5   Twenty percent of Mr. Kramer's long term incentive target was granted in the form of performance shares in 2021, 2022 and 2023, and thirty percent of Mr. Kramer's long term incentive target was granted in the form of restricted stock units in 2021, 2022 and 2023. This column shows the value of the shares that vested with respect to restricted stock units, as well as performance shares for each of the performance cycles completed in the respective year. The 2019-2021 awards were earned at 86% of target, the 2020-2022 awards were earned at 76% of target, and the 2021-2023 awards were earned at 99% of target, in each case including the impact of the TSR modifier. The 2021-2023 awards also included the impact of the ESG Index. The value of the shares earned in each year is based on the closing market price of our Common Stock on December 31 of that year.

Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to the named executive officers during 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kramer	2/27/2023	$2,662,500	$5,325,000	$10,650,000					
	2/27/2023				21,118	42,236	84,472		$ 493,316[4]
	2/27/2023				22,918	45,836	91,672		474,861[5]
	2/27/2023				31,113	62,226	124,452		752,312[6]
	2/27/2023							280,017	3,194,994
Zamarro	2/27/2023	562,500	1,125,000	2,250,000					
	2/27/2023				813	1,626	3,252		18,992[4]
	2/27/2023				969	1,937	3,874		20,067[5]
	2/27/2023				6,574	13,147	26,294		158,947[6]
	2/27/2023							59,158	674,993
	12/13/2023							86,028	1,249,987
Wells	2/27/2023	800,000	1,600,000	3,200,000					
	2/27/2023				5,751	11,501	23,002		134,332[4]
	2/27/2023				6,671	13,342	26,684		138,223[5]
	2/27/2023				9,349	18,697	37,394		226,047[6]
	2/27/2023							84,136	959,992
McClellan	2/27/2023	725,000	1,450,000	2,900,000					
	2/27/2023				5,354	10,707	21,414		125,058[4]
	2/27/2023				6,026	12,051	24,102		124,848[5]
	2/27/2023				8,472	16,944	33,888		204,853[6]
	2/27/2023							76,248	869,990
Delaney	2/27/2023	725,000	1,450,000	2,900,000					
	2/27/2023				5,354	10,707	21,414		125,058[4]
	2/27/2023				6,026	12,051	24,102		124,848[5]
	2/27/2023				8,472	16,944	33,888		204,853[6]
	2/27/2023							76,248	869,990

1 Grants of the cash portion of our long-term incentive awards were made under the 2022 Performance Plan. For additional information regarding such awards, see "Compensation Discussion and Analysis — Long-Term Compensation — 2023 Grants of Performance-Based Incentives". Mr. Kramer, Ms. Zamarro, Mr. Wells, Mr. McClellan and Mr. Delaney received annual cash incentive awards under the Executive Annual Incentive Plan for the year ending December 31, 2023 that were earned and paid out in the amounts of $2,853,600, $891,750, $1,045,500, $1,098,825 and $837,400, respectively. For additional information regarding the annual cash incentive awards under the Executive Annual Incentive Plan, see "Compensation Discussion and Analysis — Annual Compensation — Annual Incentive Payouts."

2 Grants of the equity portion of our long-term incentive awards were made under the 2022 Performance Plan. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2023 Grants of Performance-Based Incentives".

3 Grants of restricted stock units were made under the 2022 Performance Plan. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2023 Restricted Stock Unit Grants."

4 Represents the grant date fair value of the 2023 performance period for the 2021-2023 performance cycle.

5 Represents the grant date fair value of the 2023 performance period for the 2022-2024 performance cycle.

6 Represents the grant date fair value of the 2023 performance period for the 2023-2025 performance cycle.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information about outstanding equity awards held by the named executive officers as of December 31, 2023.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Kramer	221,105	—	$26.44	2/24/2024	848,369[5]	$12,148,644	445,288[10]	$ 6,376,524
	256,993	—	27.16	2/23/2025				
	259,228	—	29.90	2/22/2026				
	264,486	—	35.26	2/27/2027				
	500,000	250,000[4]	10.12	2/25/2030				
Zamarro	12,500	12,500[4]	$10.12	2/25/2030	169,267[6]	$2,423,903	28,228[10]	$ 404,225
Wells	165,608	110,406[4]	$10.12	2/25/2030	216,162[7]	$3,095,440	150,735[10]	$ 2,158,525
McClellan	35,804	—	$26.44	2/24/2024	196,964[8]	$2,820,524	135,938[10]	$ 1,946,632
	55,725	—	27.16	2/23/2025				
	51,593	—	29.90	2/22/2026				
	53,394	—	35.26	2/27/2027				
	308,376	102,791[4]	10.12	2/25/2030				
Delaney	40,677	—	$28.09	8/24/2025	196,964[9]	$2,820,524	135,938[10]	$ 1,946,632
	39,010	—	29.90	2/22/2026				
	34,147	—	35.26	2/27/2027				
	12,176	—	32.72	10/9/2027				
	308,376	102,791[4]	10.12	2/25/2030				

1 Because the options in this column were fully vested as of December 31, 2023, the vesting schedules for these options are not reported.

2 The exercise price of each option granted under our equity compensation plans is equal to 100% of the per share fair market value of the Common Stock on the date granted (calculated as the closing market price for such date). The option exercise price and/or withholding tax obligations may be paid by delivery of shares of Common Stock valued at the fair market value on the date of exercise.

3 Calculated by multiplying $14.32, the closing market price of our Common Stock on December 31, 2023, by the number of shares of restricted stock, restricted stock units or performance share units that are not vested or are unearned at December 31, 2023.

4 Vests February 25, 2024.

5 103,492 restricted shares (which Mr. Kramer will receive when the value of the shares is deductible by the Company for federal income tax purposes), 38,043 and 30,490 earned performance share units vest on December 31, 2024 and December 31, 2025, respectively (subject to TSR modifier and ESG/SI Index), and 190,065, 206,262, and 280,017 restricted stock units vest on February 26, 2024, February 28, 2025, and February 27, 2026, respectively.

6 1,607 and 6,442 earned performance share units vest on December 31, 2024 and December 31, 2025, respectively (subject to TSR modifier and ESG/SI Index), and 7,317, 8,715, 59,158, and 86,028 restricted stock units vest on February 26, 2024, February 28, 2025, February 27, 2026, and December 13, 2026, respectively.

7   11,073 and 9,161 earned performance share units vest on December 31, 2024 and December 31, 2025, respectively (subject to TSR modifier and ESG/SI Index), and 51,754, 60,038, and 84,136 restricted stock units vest on February 26, 2024, February 28, 2025, and February 27, 2026, respectively.

8   10,001 and 8,302 earned performance share units vest on December 31, 2024 and December 31, 2025, respectively (subject to TSR modifier and ESG/SI Index), and 48,185, 54,228, and 76,248 restricted stock units vest on February 26, 2024, February 28, 2025, and February 27, 2026, respectively.

9   10,001 and 8,302 earned performance share units vest on December 31, 2024 and December 31, 2025, respectively (subject to TSR modifier and ESG/SI Index), and 48,185, 54,228, and 76,248 restricted stock units vest on February 26, 2024, February 28, 2025, and February 27, 2026, respectively.

10 Unearned performance share units that will vest on July 31, 2024 (excluding Ms. Zamarro), December 31, 2024, or December 31, 2025, subject to the achievement of the respective performance goals and TSR modifier and ESG/SI Index, as applicable.

During the restriction period for shares of restricted stock, the recipient is not entitled to delivery of the shares, restrictions are placed on the transferability of the shares, and all or a portion of the shares will be forfeited if the recipient terminates employment for reasons other than as approved by the Compensation Committee. Upon expiration of the restriction period, the appropriate number of shares of Common Stock will be delivered to the grantee free of all restrictions. During the restriction period for shares of restricted stock, the grantee shall be entitled to vote restricted shares and receive dividends. For grants made after April 2013, shares of restricted stock will be credited with notional dividends that vest and are payable in cash (without interest) at the same time and subject to the same conditions as the underlying shares of restricted stock. Restricted stock units do not have any voting rights but receive dividend equivalents that vest and are payable in shares of Common Stock at the same time and subject to the same conditions as the underlying restricted stock units. Earned and unearned, but unvested, performance share units do not have any voting rights and are not entitled to receive dividend equivalents. For additional information regarding the terms of the performance share units, see "Compensation Discussion and Analysis — Long-Term Compensation — 2023 Grants of Performance-Based Incentives."

Option Exercises and Stock Vested

The following table sets forth certain information regarding option exercises by, and the vesting of stock awards for, the named executive officers during 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Kramer	—	$ —	246,336	$3,161,970[2]
Zamarro	—	—	21,434	258,926[3]
Wells	165,610	648,562	34,115	488,527[4]
McClellan	—	—	31,763	454,846[5]
Delaney	—	—	31,763	454,846[6]

1 Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.

2 Represents the total value realized upon the vesting of 125,289 performance share awards for 2021-2023, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 121,047 restricted stock units.

3 Represents the total value realized upon the vesting of 4,822 performance share awards for 2021-2023, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 16,612 restricted stock units.

4 Represents the total value realized upon the vesting of 34,115 performance share awards for 2021-2023, which were paid 100% in shares of Common Stock.

5 Represents the total value realized upon the vesting of 31,763 performance share awards for 2021-2023, which were paid 100% in shares of Common Stock.

6 Represents the total value realized upon the vesting of 31,763 performance share awards for 2021-2023, which were paid 100% in shares of Common Stock.

Defined Contribution Plan Benefits

The Savings Plan is a tax-qualified defined contribution plan that permits eligible employees, including all of the named executive officers, to contribute 1% to 50% of their compensation to their Savings Plan account, subject to an annual contribution ceiling ($22,500 in 2023) and an annual compensation limit ($330,000 in 2023), whichever occurs first. Savings Plan participants who are age 50 or older and contributing at the maximum plan limits or at the annual contribution ceiling are entitled to make "catch-up" contributions annually of an additional 25% of their compensation up to a specified amount ($7,500 in 2023). Participants in the Savings Plan are eligible to receive Company matching contributions and retirement contributions in addition to the retirement benefits described below under "Pension Benefits." Savings Plan participants are also eligible to make after-tax contributions subject to limits imposed by the Internal Revenue Code of 1986, as amended (the "Code"). Contributions are invested, at the direction of the participant, in any one or more of the fifteen available funds and/or in mutual funds under a self-directed account.

Pension Benefits

Goodyear's Salaried Pension Plan is a defined benefit plan qualified under the Code in which U.S.-based salaried employees hired before January 1, 2005 participate, including Mr. Kramer and Mr. McClellan. Accruals in the Salaried Plan were frozen effective December 31, 2008. The Salaried Plan was designed to provide tax-qualified pension benefits for most Goodyear salaried employees.

The Salaried Plan contains formulas based on age and service. These formulas are multiplied by five-year average compensation below and above a breakpoint ($51,000 in 2008, the year the Salaried Plan was frozen), with the result representing a lump sum benefit under the plan. Compensation is held to the qualified plan limit under the Code, which was $230,000 for 2008. A portion of the benefit may be paid by employee contributions. Effective December 31, 2007, all active participants in the Salaried Plan became vested and are entitled to a benefit upon any termination of employment. Benefits are available on a five-year certain and continuous annuity basis at age 65, by converting the lump sum to an annuity. Annuity benefits payable to a participant who retires prior to age 65 are subject to a reduction for each month retirement precedes age 65. Benefits under the Salaried Plan are funded by an irrevocable tax-exempt trust.

Participation in the Salaried Plan was frozen effective December 31, 2004. Subsequent hires, including Ms. Zamarro, Mr. Wells and Mr. Delaney participate in the retirement contributions feature of the Savings Plan. Under the Savings Plan, each participant receives an allocation each pay period equal to a percentage of compensation, with compensation held to the qualified plan limit under the Code. Effective January 1, 2009, Salaried Plan participants, including Mr. Kramer and Mr. McClellan, also began receiving allocations under the retirement contributions feature of the Savings Plan.

Goodyear also maintains the Supplementary Plan, a non-qualified plan which provides additional retirement benefits to our officers, including all of the named executive officers. The Supplementary Plan was closed to new entrants effective December 31, 2021. The Supplementary Plan provides pension benefits to participants who retire with at least 30 years of service, retire after age 55 with at least ten years of service or retire after age 65 with at least five years of service. The formula for an annuity benefit is based on a percentage determined using credited service (22% with 10 years, 38% with 20 years, 48% with 30 years and 54% with 40 years) times five-year average compensation above the breakpoint ($80,100 in 2023), with compensation inclusive of base salary and annual incentive payments. The five-year average compensation uses the highest five calendar years, not necessarily consecutive, out of the last ten years. Benefits are offset for the Salaried Plan, the retirement contributions feature of the Savings Plan, applicable non-U.S. benefits and certain prior employer benefits. Under the Supplementary Plan, benefits payable to a participant who retires prior to age 62 are subject to a reduction of 0.4% for each month retirement precedes age 62. All benefits from the Supplementary Plan will be paid in a lump sum. For participants considered to be among the top 50 wage earners of the Company, benefits cannot be distributed prior to six months after separation of service. Mr. Kramer, Mr. Wells and Mr. McClellan are vested in their Supplementary Plan benefits.

Mr. Kramer and Mr. McClellan are eligible for immediate commencement of the benefit from the Salaried Plan as of December 31, 2023. Ms. Zamarro, Mr. Wells and Mr. Delaney are not participants in the Salaried Plan. The chart below indicates the date at which each named executive officer is or will be eligible to receive a benefit from the Supplementary Plan.

SUPPLEMENTARY PLAN

Name	Earliest Eligibility for Benefit Commencement
Kramer	Currently eligible
Zamarro	January 1, 2027
Wells[1]	Currently eligible
McClellan	Currently eligible
Delaney	September 1, 2025

1   Under the terms of the Supplementary Plan, Mr. Wells retains vesting credit for his prior eligible service at Goodyear, but did not retain any of the previously accrued benefits for that prior service.

We also maintain a non-qualified defined benefit Excess Benefit Plan that pays an additional pension benefit over that paid from the Salaried Plan if a participant does not meet the eligibility requirements of the Supplementary Plan. For employees hired after December 31, 2004, and for all employees as of December 31, 2008, who do not meet the eligibility requirements of the Supplementary Plan, there is a corresponding defined contribution Excess Benefit Plan that mirrors the retirement contributions feature of the Savings Plan. Like the qualified plans, effective December 31, 2008 accruals were frozen under the defined benefit Excess Benefit Plan and all affected participants began receiving defined contribution allocations under the defined contribution Excess Benefit Plan.

The Pension Benefits table below shows for the named executive officers the number of years of credited service, present value of accumulated benefit, and payments during the last fiscal year, for each defined benefit plan.

The "Present Value of Accumulated Benefit" is the lump sum value as of December 31, 2023 of the expected pension benefit payable at age 62 that was earned as of December 31, 2023. That is, the benefit reflects service and compensation only through 2023, not projected for future years. The benefit payment at age 62 is assumed to be the lump sum form. The present value is measured using the same assumptions used for financial reporting purposes (and which are set forth following the Pension Benefits Table), with the exception of the commencement age. The commencement age is assumed to be 62 because that is the age at which the Supplementary Plan benefit is payable with no reduction for early retirement. If a participant would not have 10 years of service at age 62, then the benefit is assumed to be payable at the age when 10 years of service would be attained. If a participant has announced their intention to retire as of December 31, 2023, then the benefit is assumed to be payable at their age on their expected retirement date.

Generally, a participant's years of credited service under the Supplementary Plan are based on years of employment with Goodyear. However, in the past, credit for service prior to employment with Goodyear was infrequently granted. Mr. Kramer received 13.6 additional years of credited service following his hiring by Goodyear in respect of service with a prior employer. The benefits paid to Mr. Kramer under the Supplementary Plan will be reduced by amounts he is entitled to receive under the pension plan maintained by his prior employer. Due to this service grant, the present value of accumulated benefit in the Pension Benefits Table is $5,197,110 higher for Mr. Kramer. None of the other named executive officers have received any additional years of credited service. The Compensation Committee has adopted a policy prohibiting the grant of additional service credit to participants in the Supplementary Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Kramer	Supplementary Pension Plan	37.42	$25,315,112	$—
	Salaried Pension Plan	8.83	290,674	—
Zamarro	Supplementary Pension Plan	16.17	1,532,960	—
Wells	Supplementary Pension Plan	5.25	2,072,624	—
McClellan	Supplementary Pension Plan	36.00	8,417,384	—
	Salaried Pension Plan	21.00	531,544	—
Delaney	Supplementary Pension Plan	8.33	2,763,360	—

1   All amounts shown are estimates as of December 31, 2023; the actual benefits to be paid to the named executive officers will be based on their credited service, compensation, and other factors at the time of their retirement. Messrs. Kramer, Wells and McClellan have announced their plans to retire in 2024.

The amounts set forth in the table above are based on the following assumptions:

- the measurement date is December 31, 2023

- the form of payment is a lump sum

- the interest rate used to calculate the Supplementary Plan lump sum payment for benefits commencing in 2024 or later: 3.00%

- the interest rate used to calculate the Salaried Plan lump sum payment for benefits commencing in 2024 or later: 5.14% (Mr. Kramer and Mr. McClellan)

- the mortality assumptions used to calculate the lump sum are those set forth in Code Section 417(e) for the Salaried Plan and those set forth in UP-1984 Mortality for the Supplementary Plan

- the discount rate used to determine the present value of the accumulated benefit is 5.09% for the Supplementary Plan and 5.14% for the Salaried Plan

- the benefit commencement age is the later of age 62 and the age at which 10 years of service is attained (or, if older, age at the measurement date); given their announced retirements as of December 31, 2023, the benefit commencement age for Mr. Kramer and Mr. Wells is 60 and 58, respectively

- the accumulated benefit is calculated based on credited service and pay as of December 31, 2023 (for the Salaried Plan, credited service and pay as of December 31, 2008).

Nonqualified Deferred Compensation

The Deferred Compensation Plan is a non-qualified deferred compensation plan that provides named executive officers and certain other highly compensated employees the opportunity to defer their base salary and annual incentive payments. Deferred amounts may be invested in one of five investment alternatives or, with respect to annual incentive payments, Goodyear stock units. Four of these investment alternatives are funds managed by The Northern Trust Company, and currently include a money market fund, an equity index fund, a bond fund and a balanced fund. The average interest rate payable with respect to funds invested in the Northern Trust money market fund was 4.94% for the year ended December 31, 2023. The fifth investment vehicle is a growth fund managed by American Century Investments. Investment elections among the five investment alternatives may be changed daily. Deferrals of annual incentive payments into Goodyear stock units will result in a 20% premium paid in stock units that will vest in one year. There is no guaranteed return associated with any deferred amounts, and deferred amounts are subject to the claims of creditors in the event of our bankruptcy. Distribution of deferred amounts may begin after separation of service or in a selected number of years ranging from one to 20. Payment of deferred amounts will be in a lump sum or up to 15 annual installments, as elected at the time of deferral. Redeferral of amounts originally deferred prior to January 1, 2005 is allowed only if elected one year prior to the scheduled payout. Any stock units are converted to shares of Common Stock and distributed to the participant on March 31 of the fourth year following the end of the plan year under which the award was earned.

The following table sets forth certain information regarding nonqualified deferred compensation of the named executive officers.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Kramer	—	—	$29,115	—	$224,321
Zamarro	—	—	—	—	—
Wells	—	—	—	—	—
McClellan	—	—	—	—	—
Delaney	—	—	—	—	—

1   Represents deferral in 2023 of base salary and/or annual incentive payments in respect of performance in 2022.

2   No portion of these earnings were included in the Summary Compensation Table because the Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable SEC rules and regulations.

Potential Payments Upon Termination or Change-in-Control

We provide for the payment of severance and certain other benefits to our named executive officers upon certain types of terminations of employment, as described below.

EXECUTIVE SEVERANCE PLAN

The Executive Severance Plan provides severance benefits to the Company's officers, including all of the named executive officers, as follows:

(1)   If a participant's employment is terminated by the Company and its affiliates other than for Cause (as such term is defined below), death or disability (and other than in connection with a change-in-control, as described in paragraph

(2) below), such participant will generally receive: (i) earned but unpaid base salary and annual incentive compensation and accrued paid vacation, sick leave, sabbatical, holiday and other paid time off; (ii) a pro-rated annual incentive payment based on actual performance for the entire fiscal year in an amount not to exceed the participant's target annual incentive; (iii) a cash severance payment equal to the sum of the participant's base salary and target annual incentive at the time of severance multiplied by the participant's severance multiple, which is established by the Compensation Committee and currently ranges from 1.0x to 2.0x; (iv) if the sum of the participant's age plus years of credited service is equal to or greater than 75, vesting of the participant's benefit under the Supplementary Plan; (v) continued health care coverage for a number of years equal to the participant's severance multiple; and (vi) outplacement services in an amount not to exceed $25,000. Mr. Kramer's severance multiple is 2.0x and each of the other named executive officers' severance multiple is 1.5x.

(2) If a participant's employment is terminated involuntarily other than for Cause, death, disability or mandatory retirement or by the participant for Good Reason during the pendency of, and for ninety days following the cessation of, a Potential Change in Control (as such term is defined below) or within two years following a Change in Control (as such term is defined below), such participant will generally receive: (i) earned but unpaid base salary and annual incentive compensation and accrued paid vacation, sick leave, sabbatical, holiday and other paid time off; (ii) a pro-rated annual incentive payment based on the participant's target annual incentive; (iii) a cash severance payment equal to twice the sum of the participant's base salary and target annual incentive; (iv) if the participant has at least five years of service, vesting of the participant's Supplementary Plan benefit; (v) continued health care coverage for up to two years; and (vi) outplacement services in an amount not to exceed $25,000 and reimbursement for certain legal fees incurred in connection with certain claims made under the Executive Severance Plan.

To be eligible to receive the benefits described above, the participant must execute a release and agree, among other things, to certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.

The Executive Severance Plan has been effective since February 28, 2013 and now renews for one-year periods unless the Company provides notice, at least 90 days prior to the end of the current term, of its intent not to renew the Executive Severance Plan. The Executive Severance Plan automatically renewed for an additional one-year period ending on February 28, 2025.

As used in the Executive Severance Plan:

"*Cause*" means (1) the continued failure by an eligible employee to substantially perform the employee's duties with the Company (other than any such failure resulting from the employee's incapacity due to physical or mental illness), (2) the engaging by the employee in conduct which is demonstrably injurious to the Company, monetarily or otherwise, (3) the employee committing any felony or any crime involving fraud, breach of trust or misappropriation or (4) any breach or violation of any agreement relating to the employee's employment with the Company where the Company, in its discretion, determines that such breach or violation materially and adversely affects the Company.

A "*Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(1) any person is or becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or

similar privilege or right unless the security being so converted or pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of (A) the then outstanding shares of Common Stock of the Company or (B) the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(2)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board of Directors (the "*Incumbent Board*"): individuals who, on February 28, 2013, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, without limitation, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on February 28, 2013 or whose appointment, election or nomination for election was previously so approved or recommended; or

(3)   there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation pursuant to which (A) the voting securities of the Company outstanding immediately prior to such merger or consolidation will continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) no person will become the beneficial owner, directly or indirectly, of securities of the Company or such surviving entity or any parent thereof representing 20% or more of the outstanding shares of common stock or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such merger or consolidation) and (C) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation (or any parent thereof) resulting from such merger or consolidation; or

(4)   the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, (A) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of which (or of any parent of such entity) is owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, (B) in which (or in any parent of such entity) no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the outstanding shares of common stock resulting from such sale or disposition or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such sale or disposition) and (C) in which (or in any parent of such entity) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors.

"*Good Reason*" means the occurrence during the pendency of, and for ninety days following the cessation of, a Potential Change in Control or within two years following a Change in Control, without the affected eligible employee's written consent, of any of the following:

(1)   the assignment to the employee of duties that are materially inconsistent with the employee's authority, duties or responsibilities immediately prior to a Potential Change in Control or, in the absence thereof, a Change in Control (other

than pursuant to a transfer or promotion to a position of equal or enhanced responsibility or authority) or any other action by the Company which results in a material diminution in such authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the employee, provided, however, that any such material diminution that is primarily a result of the Company no longer being a publicly traded entity or becoming a subsidiary or division of another entity shall not be deemed "Good Reason" for purposes of the Executive Severance Plan, except that an employee shall have Good Reason if the Company is no longer a publicly traded entity and, immediately before the Change in Control that caused the Company no longer to be a publicly traded entity, substantially all of the employee's duties and responsibilities related to public investors or government agencies that regulate publicly traded entities;

(2)　a change in the location of such employee's principal place of business by more than 50 miles when compared to the employee's principal place of business immediately before a Potential Change in Control or, in the absence thereof, a Change in Control;

(3)　a material reduction in the Employee's annual base salary or target annual incentive opportunity from that in effect immediately before a Potential Change in Control or, in the absence thereof, a Change in Control; and

(4)　the failure by any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform the Executive Severance Plan in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place.

A "*Potential Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(1)　the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(2)　the Company or any person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(3)　any person becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or similar privilege or right unless the security being so converted or pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of either the then outstanding shares of Common Stock of the Company or the combined voting power of the Company's then outstanding voting securities; or

(4)　the Board adopts a resolution to the effect that a Potential Change in Control has occurred.

The description above is meant only to be a summary of the provisions of the Executive Severance Plan. The Executive Severance Plan was an exhibit to a Form 8-K filed with the SEC on March 6, 2013.

QUANTIFICATION OF TERMINATION BENEFITS

The table below shows amounts that would be payable to each of the named executive officers, as of December 31, 2023, upon the termination of their employment in the circumstances indicated in each row of the table. The amounts shown are calculated on the assumption that the triggering event occurred on December 31, 2023. We have assumed that, if a named executive officer resigned or was terminated for Cause, the Compensation Committee would have exercised its discretion to cancel any outstanding awards in respect of the performance cycles ending on December 31, 2023 prior to the payment of those awards in February 2024. Other assumptions used to determine the amounts shown are described below.

Cash Severance. The amounts shown in the rows captioned "Termination Without Cause" and "Involuntary Termination Within Two Years of Change in Control" are calculated in accordance with the terms of the Executive Severance Plan. (See "Executive Severance Plan" above.) Cash severance is not payable in any other circumstance.

Annual and Long-Term Cash Incentives. The amounts shown in the table for annual and long-term cash incentives are the amounts earned for the annual or three-year performance cycles ended December 31, 2023. The amounts shown in the rows captioned "Death/Disability" and "Retirement" also include the amounts earned but not yet payable for completed performance periods under the 2022-2024 and 2023-2025 long-term cash incentive awards. The amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" also include (a) the amounts earned but not yet payable for completed performance periods and (b) the unearned amounts at the target amount of the award opportunity for uncompleted performance periods under the 2022-2024 and 2023-2025 long-term cash incentive awards.

Equity. The amounts shown in the table for equity with respect to restricted stock units in the rows captioned "Death/Disability" and "Retirement" reflect pro-rata vesting, and in the row captioned "Involuntary Termination Within Two Years of Change in Control" reflect the full vesting, of the restricted stock units upon the occurrence of those events. In each case, the amounts shown are calculated based on a per share price of $14.32, the closing market price of our Common Stock on December 31, 2023.

The amounts shown in the table for equity with respect to performance share awards are the amounts earned for the three-year performance cycle ended December 31, 2023. The amounts shown in the rows captioned "Death/Disability" and "Retirement" also include the amounts earned but not yet payable for completed performance periods under the 2022-2024 and 2023-2025 performance share awards. The amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" also include (a) the amounts earned but not yet payable for completed performance periods and (b) the unearned amounts at the target amount of the award opportunity for uncompleted performance periods under the 2022-2024 and 2023-2025 performance share awards and the Value Creation Plan performance share awards. In each case, the amounts shown are calculated based on a per share price of $14.32, the closing market price of our Common Stock on December 31, 2023.

Our equity compensation plans provide that unexercised stock options terminate automatically if the optionee ceases to be an employee of Goodyear or one of its subsidiaries for any reason, except that (a) upon retirement or disability of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of five years or its expiration date, (b) in the event of the death of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of three years after the date of death of the optionee or its expiration date, and (c) for options granted on or after June 8, 2010, in the event of the termination of the optionee's employment by us other than for cause, each vested stock option will remain exercisable for 90 days following the date of termination of their employment.

Additional Retirement Benefits. The table below shows the additional retirement benefits, if any, that would be payable to the named executive officer if the named executive officer's employment was terminated on December 31, 2023, and that named executive officer was vested in the benefit as of that date. Mr. Kramer, Mr. Wells and Mr. McClellan are vested in their Supplementary Plan benefit and will receive benefits upon their respective retirement dates in 2024. Ms. Zamarro and Mr. Delaney are not yet vested in a Supplementary Plan benefit, are not eligible to participate in the Salaried Plan or the defined benefit Excess Benefit Plan, and would instead receive substantially smaller benefits from the defined contribution Excess Benefit Plan. The Supplementary Plan and Salaried Plan amounts shown in the Pension Benefits table are the present values at December 31, 2023 of benefits that would be payable in lump sum form at the later of age 62 and the age at which 10 years of service is attained (or age at December 31, 2023, if older than 62 (or for Mr. Kramer and Mr. Wells, age 60 and 58, respectively)). The amounts shown in the table below are the additional amounts that would be payable, together with the amounts shown in the Pension Benefits table, in lump sum form after termination of employment at December 31, 2023. The additional amounts are solely due to differences in the assumptions used to value the benefit as of December 31, 2023 and Mr. Kramer's and Mr. McClellan's fulfillment of their service obligations under their respective retention agreements. See "Compensation Discussion and Analysis — Retirement and Other Benefits — Retirement Benefits" for more information.

In the event of an "Involuntary Termination Within Two Years of Change in Control," Ms. Zamarro's and Mr. Delaney's benefits under the Supplementary Plan will become vested since they each have five years of credited service. For Ms. Zamarro, the difference between the amount payable from the Supplementary Plan upon a triggering event ($1,722,113) and the value presented in the Pension Benefits table ($1,532,960) is solely due to differences in the assumptions used in the calculations. For Mr. Delaney, the difference between the amount payable from the Supplementary Plan upon a triggering event ($3,161,015) and the value presented in the Pension Benefits table ($2,763,360) is solely due to differences in the assumptions used in the calculations.

All Other Benefits. The amounts shown for all other benefits for each scenario include the payment of accrued vacation. In addition, the amounts shown in the row captioned "Termination Without Cause" include reimbursement of COBRA payments and payments for outplacement services (capped at $25,000), and the amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" include reimbursement of COBRA payments, payments for outplacement services (capped at $25,000), and reimbursement for legal fees, if any (assumed to be $0 for purposes of the table below).

For purposes of the table below, resignations, terminations without cause, and involuntary terminations upon a change in control are treated like a retirement if the employee is eligible for retirement as of the date of termination. Mr. Kramer and Mr. McClellan were eligible for retirement on December 31, 2023.

Name	Grant Date	Cash Severance	Annual and Long-Term Cash Incentives	Equity	Additional Retirement Benefits	All Other Benefits	Total
Kramer	Death/Disability	$ —	$10,462,100	$14,992,782	$8,893,807	$167,308	$34,515,997
	Retirement [1]	—	10,462,100	14,992,782	8,893,807	167,308	34,515,997
	Termination Without Cause	7,540,000	10,462,100	14,992,782	8,893,807	214,756	42,103,445
	Involuntary Termination Within Two Years of Change in Control	7,540,000	15,787,100	21,369,307	8,893,807	214,756	53,804,970
Zamarro	Death/Disability	—	1,340,650	650,818	—	2,440	1,993,908
	Retirement	—	1,094,550	69,051	—	—	1,163,601
	Termination Without Cause	2,175,000	1,094,550	69,051	—	41,438	3,380,039
	Involuntary Termination Within Two Years of Change in Control	2,900,000	3,415,650	3,779,680	1,722,113	46,104	11,863,547
Wells	Death/Disability	—	5,169,700	4,047,672	6,081	—	9,223,453
	Retirement [1]	—	5,169,700	3,583,967	6,081	—	8,759,748
	Termination Without Cause	2,550,000	5,169,700	3,583,967	6,081	47,968	11,357,716
	Involuntary Termination Within Two Years of Change in Control	3,400,000	6,752,900	6,206,197	6,081	55,624	16,420,802
McClellan	Death/Disability	—	3,057,925	3,707,092	3,467,548	83,596	10,316,161
	Retirement [1]	—	3,057,925	3,707,092	3,467,548	83,596	10,316,161
	Termination Without Cause	2,475,375	3,057,925	3,707,092	3,467,548	123,974	12,831,914
	Involuntary Termination Within Two Years of Change in Control	3,300,500	4,491,125	5,653,724	3,467,548	129,100	17,041,997
Delaney	Death/Disability	—	2,796,500	2,586,358	—	60,769	5,443,627
	Retirement	—	2,172,200	454,846	—	—	2,627,046
	Termination Without Cause	2,370,000	2,172,200	454,846	—	106,961	5,104,007
	Involuntary Termination Within Two Years of Change in Control	3,160,000	4,229,700	5,653,724	3,161,015	114,025	16,318,464

1   Messrs. Kramer, Wells and McClellan have announced their plans to retire in 2024. Their actual payments will be calculated on their retirement dates, as applicable.

Director Compensation Table

The table below sets forth information regarding the compensation paid to our non-management directors during 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Clayton	$142,011	$218,739	—	$360,750
Firestone	172,800	243,956	$2,390	419,146
Geissler	130,000	243,956	1,254	375,210
Hinrichs[3]	56,521	113,407	—	169,928
Koellner	206,200	243,956	—	450,156
Lewis	160,800	243,956	—	404,756
Mahendra-Rajah	130,000	243,956	1,374	375,330
McGlade	171,800	243,956	—	415,756
Mitchell[3]	56,521	113,407	—	169,928
Palmore	150,000	243,956	—	393,956
Siu	130,000	243,956	814	374,770
Wessel	130,000	243,956	1,076	375,032
Williams	171,600	243,956	926	416,482
Wood[3]	56,521	113,407	—	169,928

1 Represents quarterly grants of restricted stock units for the first two quarters of 2023 and an annual grant of restricted stock units as of the annual meeting, pursuant to the Outside Directors' Equity Participation Plan. For further information regarding this plan, see the description below.

As of December 31, 2023, the following directors held the total number of restricted stock units and deferred share equivalent units indicated next to his or her name:

Name	Number of Restricted Stock Units	Number of Deferred Share Equivalent Units	Total Share Equivalents
Clayton	20,253	5,560	25,813
Firestone	147,492	4,337	151,829
Geissler	122,402	—	122,402
Hinrichs	7,321	—	7,321
Koellner	89,505	16,861	106,366
Lewis	38,616	—	38,616
Mahendra-Rajah	37,244	5,240	42,484
McGlade	104,211	—	104,211
Mitchell	7,321	—	7,321
Palmore	107,443	—	107,443
Siu	60,198	—	60,198
Wessel	147,492	14,219	161,711
Williams	67,750	—	67,750
Wood	7,321	—	7,321

2   Represents income associated with the Company's provision of up to two sets of automobile tires per year to the directors.

3   Messrs. Hinrichs, Mitchell and Wood were elected to the Board on July 25, 2023.

Goodyear directors who are not officers or employees of Goodyear or any of its subsidiaries receive, as compensation for their services as a director, a combination of cash retainer and stock awards pursuant to the Outside Directors' Equity Participation Plan (the "Directors' Equity Plan").

The Compensation Committee reviews pay levels for non-management directors each year with assistance from its compensation consultant, who prepares a comprehensive assessment of Goodyear's non-management director compensation program. That assessment includes benchmarking of director compensation against the same peer group used for executive compensation purposes, an update on recent trends in director compensation, and a review of related corporate governance best practices. Following that review, the Board of Directors, consistent with the recommendation of the Compensation Committee, retained the compensation program, which has been in effect since October 2021, as set forth below.

Compensation Component	Amount
Annual Cash Retainer	$130,000
Annual Equity Retainer	160,000
Non-Executive Chairman of the Board (if applicable)	200,000
Lead Director (if applicable)	55,000
Audit Committee Chairman	25,000
Human Capital and Compensation Committee Chairman	25,000
Corporate Responsibility and Compliance Committee Chairman	15,000
Finance Committee Chairman	15,000
Governance Committee Chairman	15,000

Any director who attends more than 24 Board and committee meetings will receive $1,700 for each additional meeting attended ($1,000 if the meeting was attended virtually or by telephone). In addition, the Board may form special committees from time to time and determine the compensation of the chairmen of such committees. Travel and lodging expenses incurred in attending Board and committee meetings are paid by Goodyear. Mr. Kramer did not receive additional compensation for his service as a director.

Outside directors also participate in the Directors' Equity Plan, which is intended to further align the interests of directors with the interests of shareholders by making part of each director's compensation dependent on the value and appreciation over time of our Common Stock. The Company amended its Directors' Equity Plan to provide for annual grants beginning April 10, 2023. As a result, for 2023, each eligible director received a quarterly grant of restricted stock units with a grant date fair value of $40,000 for service through March 31, 2023 payable on the first business day of the subsequent calendar quarter based on the closing market price of our Common Stock on that date, a pro-rated quarterly grant of restricted stock units for service from April 1, 2023 through April 9, 2023 based on the closing market price of our Common Stock on April 10, 2023, and an annual grant of restricted stock units for a full year of service with a grant date fair value of $160,000 based on the closing market price of our Common Stock on the date of the annual meeting (or, for directors elected other than at an annual meeting, on the effective date of their election as a director). These restricted stock units will be paid to directors in shares of Common Stock on the fifth business day of the quarter following the quarter during which the director leaves the Board. The

Directors' Equity Plan also permits each participant annually to elect to have 25%, 50%, 75% or 100% of his or her cash retainer and meeting fees deferred and converted into share equivalent units based on the closing market price of our Common Stock on the payment date. Under the Directors' Equity Plan, the restricted stock units and share equivalent units receive dividend equivalents at the same rate as our Common Stock, which dividends will be converted into restricted stock units or share equivalent units, as the case may be, based on the closing market price of our Common Stock on the dividend payment date. Share equivalent units accrued prior to October 1, 2010 will be converted to a dollar value at the closing market price of our Common Stock on the later of the first business day of the seventh month following the month during which the participant ceased to be a director and the fifth business day of the year next following the year during which the participant ceased to be a director. Amounts earned and vested on or after January 1, 2005, will be paid out in a lump sum on the fifth business day following the conversion from share equivalent units to a dollar value. Share equivalent units accrued on or after October 1, 2010 will be paid to directors in shares of Common Stock on the fifth business day of the quarter following the quarter during which the director leaves the Board.

The stockholding guidelines for directors specify that a director must accumulate and hold a number of shares equal in value to five times the annual cash retainer. Shares owned directly and restricted stock units and share equivalent units accrued to a Directors' Equity Plan account are counted as ownership in assessing compliance with the guidelines. The stock price to be used in assessing compliance with the guidelines as of May 1st of each year will be the average closing stock price for the prior 200-day period. During 2023, each of our directors complied with our stockholding guidelines.

Risks Related To Compensation Policies And Practices

We have reviewed our compensation policies and practices for our employees and have concluded that the risks arising from those policies and practices are not reasonably likely to have a material adverse effect on us.

Pay Ratio

For 2023, the annual total compensation of the CEO, as set forth in the Summary Compensation Table, was $14,740,302, and the median of the annual total compensation of all employees, other than the CEO, was $45,812, resulting in a ratio of 322:1 (the "pay ratio").

In determining the median employee, we collected information regarding taxable wages for all employees, defined consistently with applicable SEC regulations, of the Company and its consolidated subsidiaries as of October 1, 2022 for the period beginning January 1, 2022 and ending September 30, 2022. Taxable wages generally included an employee's actual income, including wages, overtime, bonuses and other cash incentives, that are subject to taxation in the applicable jurisdiction. We converted earnings paid in local currencies to U.S. dollars by applying the average exchange rate used for the preparation of our financial statements for the period from January 1, 2022 to September 30, 2022.

For 2023, we used the same median employee that was identified in 2022 since there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure.

We did not utilize the "de minimis" exception, statistical sampling or other similar methods, or any cost-of-living adjustment, as permitted by applicable SEC regulations, in calculating the pay ratio.

Item 402(v) Pay Versus Performance Table

Year	Summary Compensation Table (SCT) Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average SCT Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs[3]	Value of Initial Fixed $100 Investment Based on:		Net Income (in millions)	EBIT (Company-Selected Measure) (in millions)
					TSR	Peer Group TSR[4]		
2023	$14,740,302	$ 16,802,641	$5,336,338	$ 5,688,099	$93.18	$104.54	$(687)	$965
2022	10,317,348	(11,700,294)	3,264,573	(2,598,280)	66.05	104.59	209	1,188
2021	21,415,578	39,794,054	6,743,039	11,818,873	138.73	142.18	780	988[5]
2020	16,003,113	13,870,027	4,333,433	4,338,563	70.99	117.51	(1,250)	(85)

1   During 2020-2023, Mr. Kramer was our Chief Executive Officer. During 2020-2021, our non-PEO NEOs consisted of Messrs. Wells, McClellan, Delaney and Patterson. During 2022, our non-PEO NEOs consisted of Messrs. Wells, McClellan, Delaney, Phillips and Patterson. During 2023, our non-PEO NEOs consisted of Ms. Zamarro and Messrs. Wells, McClellan and Delaney.

2   The following table sets forth the adjustments made to the SCT Total for PEO during 2023 to determine compensation actually paid (CAP) to PEO, with "fair value" calculated in accordance with ASC Topic 718 as of the end of the specified period:

	Covered Year 2023
SCT Total for PEO	$14,740,302
Deduct aggregate change in actuarial present value of accumulated benefit under pension plans reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the SCT	(1,666,533)
Add "service cost" for pension plans[a]	551,386
Add "prior service cost" for pension plans[b]	0
Deduct amounts reported under "Stock Awards" Column of the SCT	(4,915,483)
Deduct amounts reported under "Option Awards" Column of the SCT	0
Add the fair value of awards granted in the covered year that remain outstanding and unvested as of covered year-end[c]	5,167,080
Add(Subtract) change in fair value of awards granted in any prior year that remain outstanding and unvested as of the covered year-end[d]	1,791,571
Add the fair value of awards granted and vested during the covered year[e]	410,784
Add(Subtract) change in fair value from prior year-end to vesting date of awards granted in any prior year that vested during the covered year[f]	723,534
Subtract fair value of awards granted in any prior year that were forfeited or failed to vest during the covered year	0
Add dividends on unvested awards paid during the covered year	0
Add incremental fair value of awards modified during the covered year	0
Compensation Actually Paid:	16,802,641

a   Service cost is actuarially determined for services rendered during the covered year.

b   There were no plan amendments or initiations during the covered year.

c   For 2023, the value includes the fair value of the 2023 RSU awards and 1/3 of the 2022-2024 and 2023-2025 PSU awards, each with respect to the 2023 performance period. The values do not necessarily correspond to the actual value that will be received by the executive officers upon vesting.

d   For 2023, the value includes the change in fair value of the 2021 RSU awards, 2022 RSU awards, 1/3 of the 2022-2024 PSU awards with respect to the 2022 performance period, Value Creation Plan awards, if applicable, and various stock option awards. The values do not necessarily correspond to the actual value that will be received by the executive officers upon vesting.

e For 2023, the value includes 1/3 of the 2021-2023 PSU awards with respect to the 2023 performance period.

f For 2023, the value includes the 2020 RSU awards and 2/3 of the 2021-2023 PSU awards with respect to the 2021 and 2022 performance periods and various stock option awards.

3 The following table sets forth the adjustments made to the Average SCT Total for Non-PEO NEOs during 2023 to determine the average CAP to the Non-PEO NEOs, with "fair value" calculated in accordance with ASC Topic 718 as of the end of the specified period:

	Covered Year 2023
Average SCT Total for non-PEO NEOs	$ 5,336,338
Deduct aggregate change in actuarial present value of accumulated benefit under pension plans reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the SCT	(632,092)
Add "service cost" for pension plans[a]	271,645
Add "prior service cost" for pension plans[b]	0
Deduct amounts reported under "Stock Awards" Column of the SCT	(1,557,770)
Deduct amounts reported under "Option Awards" Column of the SCT	0
Add the fair value of awards granted in the covered year that remain outstanding and unvested as of covered year-end[c]	1,638,271
Add(Subtract) change in fair value of awards granted in any prior year that remain outstanding and unvested as of the covered year-end[d]	413,134
Add the fair value of awards granted and vested during the covered year[e]	83,983
Add(Subtract) change in fair value from prior year-end to vesting date of awards granted in any prior year that vested during the covered year[f]	134,590
Subtract fair value of awards granted in any prior year that were forfeited or failed to vest during the covered year	0
Add dividends on unvested awards paid during the covered year	0
Add incremental fair value of awards modified during the covered year	0
Compensation Actually Paid:	5,688,099

a Service cost is actuarially determined for services rendered during the covered year.

b There were no plan amendments or initiations during the covered year.

c For 2023, the value includes the fair value of the 2023 RSU awards and 1/3 of the 2022-2024 and 2023-2025 PSU awards, each with respect to the 2023 performance period. The values do not necessarily correspond to the actual value that will be received by the executive officers upon vesting.

d For 2023, the value includes the change in fair value of the 2021 RSU awards, 2022 RSU awards, 1/3 of the 2022-2024 PSU awards with respect to the 2022 performance period, Value Creation Plan awards, if applicable, and various stock option awards. The values do not necessarily correspond to the actual value that will be received by the executive officers upon vesting.

e For 2023, the value includes 1/3 of the 2021-2023 PSU awards with respect to the 2023 performance period.

f For 2023, the value includes the 2020 RSU awards and 2/3 of the 2021-2023 PSU awards with respect to the 2021 and 2022 performance periods and various stock option awards.

4 Dow Jones US Auto Parts Index

5 As reported in the 2022 Proxy Statement. This figure excludes results from Cooper Tire. Following the acquisition of Cooper Tire in June 2021, the Compensation Committee did not alter any of the previously established targets for the Company's annual incentive plan and evaluated performance against the metrics for the Company, excluding results of operations attributable to Cooper Tire.

RELATIONSHIP BETWEEN PAY AND PERFORMANCE

The Pay versus Performance Table demonstrates the strong link between Compensation Actually Paid (CAP) and Company performance. The following table illustrates the value of our CEO and other NEOs' CAP and the Company's TSR.

Compensation Actually Paid and Company TSR



During the covered years, the CAP to the CEO and other NEOs moved in parallel to the Company's TSR.

The following table illustrates the value of our CEO and other NEOs' CAP and net income:

Compensation Actually Paid and Net Income



Our CEO and other NEOs' annual CAP moved in the same direction as our net income during the covered years, except for 2023 primarily due to higher rationalization charges and a non-cash goodwill impairment charge.

During the covered years, our long-term incentive plans included net income, adjusted to exclude certain items.

The following table illustrates the value of our CEO and other NEOs' CAP and the Company's EBIT (Company-Selected Measure):

Compensation Actually Paid and EBIT



Our CEO and other NEOs' annual CAP moved in parallel to EBIT, except for 2022.

Although the Company achieved higher EBIT in 2022 than in 2021, the results were below the target set by the Compensation Committee under our annual incentive plan, which included Cooper Tire for the first time.

The following table compares the Company's TSR to the Peer Group TSR:

Company TSR and Peer Group TSR



On a cumulative basis the Company's TSR is lower than the Dow Jones US Auto Parts Index during the 2020-2023 period.

The Company's TSR generally experienced the same directional changes as the Dow Jones US Auto Parts Index during 2020-2023, although it was more volatile.

REQUIRED TABULAR DISCLOSURE OF MOST IMPORTANT MEASURES

The six items listed below represent the most important metrics we used to determine executive compensation for 2023 as further described in our Compensation Discussion and Analysis within the sections titled "Annual Compensation" and "Long-Term Compensation."

Most Important Performance Measures for Determining NEO Pay
1. EBIT
2. Cash (Free Cash Flow)
3. Share
4. Cost
5. Adjusted Net Income
6. Cash Flow Return on Capital

In 2023, our performance targets continued to emphasize Share, Cost, Cash and EBIT, reflecting the importance of our balance sheet and the generation of free cash flow and profitability. As the industry continues to recover from the impact of the COVID-19 pandemic and related macroeconomic impacts, we determined that EBIT is the most important measure to link compensation to our performance in 2023. In 2023, the Compensation Committee increased the weighting of EBIT from 15% to 20% in the annual incentive plan. The Compensation Committee also set rigorous structural cost improvement goals for the 2023-2025 awards in order to drive EBIT improvements over that 3-year period.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The persons identified in the table below have reported that they beneficially owned more than 5% of the outstanding shares of the Common Stock as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding Beneficially Owned
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	35,959,736[1]	12.7%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	29,095,385[2]	10.2%
Dimensional Fund Advisors LP 6300 Bee Cave Rd., Building One Austin, TX 78746	16,501,512[3]	5.8%
Wellington Management Group LLP 280 Congress Street Boston, MA 02210	14,978,975[4]	5.3%

1   At December 31, 2023, sole voting power in respect of 35,269,295 shares and sole dispositive power in respect of 35,959,736 shares, as stated in a Schedule 13G/A filed with the SEC on January 23, 2024.

2   At December 29, 2023, shared voting power in respect of 257,679 shares, sole dispositive power in respect of 28,532,612 shares and shared dispositive power in respect of 562,773 shares, as stated in a Schedule 13G/A filed with the SEC on February 13, 2024.

3   At December 29, 2023, sole voting power in respect of 16,180,147 shares and sole dispositive power in respect of 16,501,512 shares, as stated in a Schedule 13G/A filed with the SEC on February 9, 2024.

4   At December 29, 2023, shared voting power in respect of 13,262,987 shares and shared dispositive power in respect of 14,978,975 shares, as stated in a Schedule 13G filed with the SEC on February 8, 2024.

In addition, The Northern Trust Company, 333 S. Wabash Avenue, Chicago, Illinois 60604, has indicated that at the record date it held 3,508,833 shares, or approximately 1.2% of the outstanding shares, of Common Stock as the trustee of various employee savings plans sponsored by Goodyear.

On February 16, 2024, each director and nominee, each named executive officer, and all directors, nominees and executive officers as a group, beneficially owned the number of shares of Common Stock set forth in the table below.

Name	Beneficial Ownership at February 16, 2024[1]				
	Shares of Common Stock Owned Directly[2]	Shares of Common Stock Held in Savings Plan[3]	Shares of Common Stock Subject to Exercisable Options[4]	Deferred Share Equivalent Units and Restricted Stock Units	Percent of Class
Norma B. Clayton	-0-	-0-	-0-	28,100[6]	*
James A. Firestone	-0-	-0-	-0-	151,829[6]	*
Werner Geissler	50,000	-0-	-0-	122,402[6]	*
Joseph R. Hinrichs	-0-	-0-	-0-	7,321[6]	*
Laurette T. Koellner	-0-	-0-	-0-	106,366[6]	*
Karla R. Lewis	-0-	-0-	-0-	38,616[6]	*
Prashanth Mahendra-Rajah	-0-	-0-	-0-	42,484[6]	*
John E. McGlade	-0-	-0-	-0-	104,211[6]	*
Max H. Mitchell	42,000	-0-	-0-	7,321[6]	*
Roderick A. Palmore	-0-	-0-	-0-	107,443[6]	*
Hera Siu	-0-	-0-	-0-	60,198[6]	*
Michael R. Wessel	-0-	-0-	-0-	161,711[6]	*
Thomas L. Williams	-0-	-0-	-0-	67,750[6]	*
Roger J. Wood	-0-	-0-	-0-	7,321[6]	*
Mark W. Stewart	168,732	-0-	-0-	-0-	*
Richard J. Kramer[9]	981,006[5]	254	1,751,812	676,860[7,8]	1.0%
Christina L. Zamarro	26,374	576	25,000	161,218[8]	*
Darren R. Wells[10]	122,158	-0-	193,209	195,928[8]	*
Stephen R. McClellan	198,391	2,245	607,683	178,661[8]	*
Christopher R. Delaney	119,408	-0-	537,177	178,661[8]	*
All directors, nominees, named executive officers and all other executive officers as a group (25 persons)	1,931,371	3,075	3,714,881	2,747,056	2.0%

* Less than 1%

1 The number of shares indicated as beneficially owned by each of the directors, nominees and named executive officers, and by all directors, nominees and executive officers as a group, and the percentage of Common Stock outstanding beneficially owned by each person and the group, has been determined in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934.

2 Unless otherwise indicated in a subsequent note, each person named and each member of the group has voting and investment power with respect to the shares of Common Stock shown.

3 Shares held in trust under Goodyear's Employee Savings Plan for Salaried Employees.

4 Shares that may be acquired upon the exercise of options which are exercisable on or prior to April 16, 2024.

5 Includes 103,492 shares acquired under Restricted Stock Purchase Agreements.

6 Deferred share equivalent units and restricted stock units, each equivalent to a share of Common Stock, accrued to accounts of the director under Goodyear's Outside Directors' Equity Participation Plan. Deferred share equivalent units are payable in cash, and restricted stock units are payable in Common Stock, following retirement from the Board of Directors. See "Director Compensation Table" at page 75.

7 Includes 516 units, each equivalent to a share of Common Stock, deferred pursuant to performance awards earned, and payable in cash, shares of Common Stock, or any combination thereof, at the election of the executive officer.

8   Restricted stock units, each equivalent to a share of Common Stock, that vest and convert into shares of Common Stock following a specified service period.

9   Mr. Kramer retired as Chairman, Chief Executive Officer, President and a director on January 29, 2024.

10 Mr. Wells retired as Executive Vice President and Chief Administrative Officer on February 29, 2024.

RELATED PERSON TRANSACTIONS

During 2023, Goodyear and its subsidiaries, in the ordinary course of their business and at competitive prices and terms, made sales to or purchases from, or engaged in other transactions with, corporations of which certain Goodyear directors are directors and/or executive officers. Goodyear does not consider the transactions to be material to its business and believes such transactions were not material in relation to the business of such other corporations or the interests of the directors concerned.

On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Under the "Board of Directors and Executive Officers Conflict of Interest Policy," directors and executive officers are expected to promptly disclose actual and potential conflicts of interest to Goodyear's General Counsel, who may consult with the Chairman of the Governance Committee on matters of interpretation of the policy. Any waivers of the policy are required to be approved by the Board of Directors, and any such waivers will be promptly disclosed to shareholders.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as Goodyear's independent registered public accounting firm for the fiscal year ending December 31, 2024. Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The following table presents fees and expenses for services rendered by PwC for fiscal 2023 and 2022.

(IN THOUSANDS)

	2023	2022
Audit Fees and Expenses[1]	$12,942	$12,870
Audit-Related Fees and Expenses[2]	169	262
Tax Fees and Expenses[3]	781	469
All Other Fees and Expenses[4]	267	333
Total	$14,159	$13,934

1 Audit fees and expenses represent fees and expenses for professional services provided in connection with the audit of our financial statements and the effectiveness of internal control over financial reporting, the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

2 Audit-related fees and expenses consist primarily of accounting consultations and other related services.

3 Tax fees and expenses consist primarily of assistance in the preparation of international tax returns and consultations on various tax matters worldwide.

4 All other fees and expenses principally include fees related to advisory services.

All audit, audit-related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by PwC was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Pre-Approval Policy provides for pre-approval of audit, audit-related, tax and all other fees on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. Under the policy, the Audit Committee delegates pre-approval authority to the Chairman of the Committee. The Chairman is to report any such pre-approval decisions to the Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

Management has the primary responsibility for the integrity of Goodyear's financial information and the financial reporting process, including the system of internal control over financial reporting. PricewaterhouseCoopers LLP ("PwC"), Goodyear's independent registered public accounting firm, is responsible for conducting independent audits of Goodyear's financial statements and the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and expressing an opinion on the financial statements and the effectiveness of internal control over financial reporting based upon those audits. The Audit Committee is responsible for overseeing the conduct of these activities by management and PwC.

As part of its oversight responsibility, the Audit Committee has reviewed and discussed the audited financial statements, the adequacy of financial controls and the effectiveness of Goodyear's internal control over financial reporting with management and PwC. The Audit Committee also has discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC their independence from Goodyear.

Based on the review and discussions with management and PwC referred to above, the Audit Committee has recommended to the Board of Directors that Goodyear include the audited consolidated financial statements of Goodyear and subsidiaries for the year ended December 31, 2023 in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2023 and in its 2023 Annual Report to Shareholders.

THE AUDIT COMMITTEE

John E. McGlade, Chairman
Norma B. Clayton
Werner Geissler
Prashanth Mahendra-Rajah
Roderick A. Palmore
Roger J. Wood

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has the ultimate authority and responsibility to directly appoint, retain, compensate, oversee, evaluate, and, where appropriate, terminate the independent accountants. The Audit Committee has appointed PwC as the independent registered public accounting firm to audit Goodyear's consolidated financial statements as of and for the fiscal year ending December 31, 2024 and its internal control over financial reporting as of December 31, 2024. During fiscal year 2023, PwC served as Goodyear's independent registered public accounting firm and also provided audit-related, tax and other services. See "Principal Accountant Fees and Services" above.

PwC and its predecessor firms have been our independent auditors since 1898. The Audit Committee believes that our long-term engagement of PwC has several benefits:

- Improved audit quality due to PwC's in-depth understanding of our global business, accounting policies, practices and systems, and internal controls.

- Improved audit efficiency and effectiveness due to PwC's familiarity with the Company, which also results in a lower fee structure.

- Elimination of time and expense inherent in on-boarding a new independent auditor.

The Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence and periodically considers the advisability and potential impact of selecting a different independent registered public accounting firm. In accordance with SEC rules and PwC's policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to us. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. We select the Company's lead audit partner pursuant to this rotation policy following meetings between the Chairman of the Audit Committee and candidates for that role, as well as discussion by the full Committee and with management.

The members of the Audit Committee believe that the continued retention of PwC to serve as Goodyear's independent registered public accounting firm is in the best interests of Goodyear and its shareholders. As a result, the following resolution will be presented by the Board of Directors at the Annual Meeting:

"RESOLVED, that the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2024 is hereby ratified."

Ratification of the appointment of PwC requires the affirmative vote of a majority of our outstanding Common Stock. In the event the appointment of PwC is not ratified by the shareholders, the adverse vote will be deemed to be an indication to the Audit Committee that it should consider selecting another independent registered public accounting firm for 2025.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024 (Proposal 3).**



GENERAL INFORMATION

Goodyear's executive offices are located at:
200 Innovation Way
Akron, Ohio 44316-0001

Our telephone number is: 330-796-2121

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Goodyear to be voted at the Annual Meeting, and at any adjournments thereof, for the purposes set forth in the accompanying notice.

Our Annual Report to Shareholders for the year ended December 31, 2023 is enclosed with this Proxy Statement. The Annual Report is not considered part of the proxy solicitation materials.

Shares Voting

Holders of Common Stock at the close of business on the record date are entitled to notice of, and to vote the shares of Common Stock they hold on the record date at, the Annual Meeting. As of the close of business on the record date, there were 284,145,591 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote.

Vote Required

In accordance with Goodyear's Articles of Incorporation, a director nominee must receive, in an uncontested election of directors, a greater number of votes cast "for" his or her election than "against" his or her election. You may not vote cumulatively in the election of directors.

Under Ohio law, an incumbent director who is not re-elected will continue in office as a "holdover" director until his or her successor is elected by a subsequent shareholder vote, or his or her earlier resignation, removal from office or death. In order to address "holdover" terms for any incumbent directors who fail to be re-elected under our majority vote standard, our Corporate Governance Guidelines provide that if a director nominee does not receive a majority affirmative vote, he or she will promptly offer his or her resignation as a director to the Board of Directors. Within 90 days, the Board will decide, after taking into account the recommendation of the Governance Committee (in each case excluding the nominee(s) in question), whether to accept the resignation. The Governance Committee and the Board may consider any relevant factors in deciding whether to accept a director's resignation. The Board's explanation of its decision shall be promptly disclosed in a filing with the SEC.

The affirmative vote of at least a majority of the shares of Common Stock outstanding on the record date is required for a management or shareholder proposal, other than an advisory vote, to be adopted at the Annual Meeting. When considering the results of advisory votes, the Board of Directors intends to consider only those votes actually cast at the Annual Meeting.

Abstentions and "broker non-votes," which occur when your broker does not have discretionary voting authority on a matter and you do not provide voting instructions, have the same effect as votes against any proposal voted upon by shareholders but have no effect on the election of directors or advisory votes.

VOTE REQUIREMENTS

➡ Quorum

To conduct business, at least a majority of shares entitled to vote must be represented, either in person or by proxy.

➡ Voting for Director Nominees

To serve on the Board, a greater number of votes must be cast for the nominee's election than against.

➡ Voting for Proposals

PROPOSAL 2 — *Advisory Vote on Executive Compensation*
Majority of votes actually cast at the meeting

PROPOSAL 3 — *Ratification of Appointment of Independent Registered Public Accounting Firm*
Majority of our outstanding Common Stock

Adjourned Meeting

The holders of a majority of shares represented at the meeting, whether or not a quorum is present, may adjourn the meeting. If the time and place of the adjourned meeting is announced at the time adjournment is taken, no other notice need be given.

Voting Shares Held in Street Name

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. Your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares. If you do not return the voting instruction card, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under applicable rules, brokers have the discretion to vote only on matters deemed to be routine, such as the ratification of the selection of an accounting firm (Proposal 3). The election of directors (Proposal 1) and the executive compensation advisory vote (Proposal 2) are not considered to be routine matters, and your broker will not have discretion to vote on those matters unless you specifically instruct your broker to do so by returning your signed voting instruction card. If you do not provide voting instructions to your broker, your shares will not be voted for any director nominee or on any matter on which your broker does not have discretionary authority (resulting in a broker non-vote).

Savings Plan Shares

A separate "Confidential Voting Instructions" card is being sent to each employee or former employee participating in the Goodyear Common Stock fund of certain employee savings plans. Shares of Common Stock held in the trusts for these plans will be voted by the trustee as instructed by the plan participants who participate in the Goodyear Common Stock fund. Shares held in the trusts for which voting instructions are not received will be voted by the trustee in the same proportion as it votes shares for which voting instructions were received from participants in the Goodyear Common Stock fund of the applicable trust.

Voting of Proxy

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on April 8, 2024:

The Proxy Statement, Proxy Card and Annual Report to Shareholders for the year ended December 31, 2023 are available at www.proxyvote.com.

David E. Phillips, Daniel T. Young and Christina L. Zamarro have been designated as proxies to vote shares of Common Stock in accordance with your instructions. You may give your instructions using the accompanying proxy card, via the internet or by telephone.

You may vote your shares using the internet by accessing the following web site: http://www.proxyvote.com or by making a toll-free telephone call within the United States of America or Canada using a touch-tone telephone to the toll-free number provided on your proxy card, or if you hold your shares in "street name," on the voting instruction card provided by your broker, bank or nominee.

Your shares will be voted for the thirteen nominees identified at pages 16 through 22, unless your instructions are to vote against any one or more of the nominees.

Your Board of Directors anticipates that all of the nominees named will be available for election. In the event an unexpected vacancy occurs, your proxy may be voted for the election of a new nominee designated by the Board of Directors.

Proxies received and not revoked prior to the Annual Meeting will be voted in favor of Proposals 2 and 3, unless your instructions are otherwise.

Revocability of Proxy

You may revoke or revise your proxy (whether given by mail, via the internet or by telephone) by the delivery of a later proxy or by giving notice to Goodyear in writing or in open meeting. Your proxy revocation or revision will not affect any vote already taken. If you hold your shares in "street name" please refer to the information forwarded by your broker, bank or nominee who is considered the shareholder of record for procedures on revoking or changing your voting instructions.

Confidentiality

Your vote will be confidential except (a) as may be required by law, (b) as may be necessary for Goodyear to assert or defend claims, (c) in the case of a contested election of director(s), or (d) at your express request.

Shareholders Sharing the Same Address

Goodyear has adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, Goodyear is delivering only one copy of the Annual Report and Proxy Statement to multiple shareholders who share the same address and have the same last name, unless Goodyear has received contrary instructions from an affected shareholder. This procedure reduces Goodyear's printing costs, mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

Goodyear will deliver promptly upon written or oral request a separate copy of the Annual Report and Proxy Statement to any shareholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the Annual Report or Proxy Statement, you may write or call Goodyear's Investor Relations Department at The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001, Attention: Investor Relations, telephone (330) 796-3751. You may also access Goodyear's Annual Report and Proxy Statement on the Investor Relations section of Goodyear's website at www.goodyear.com or at www.proxyvote.com.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Annual Report or Proxy Statement in the future, please contact Broadridge Financial Solutions, either by calling toll free at (866) 540-7095 or by writing to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Any shareholders of record who share the same address and currently receive multiple copies of Goodyear's Annual Report and Proxy Statement who wish to receive only one copy of these materials per household in the future should contact Goodyear's Investor Relations Department at the address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

Form 10-K

Goodyear will mail without charge, upon written request, a copy of Goodyear's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including the Consolidated Financial Statements, schedules and list of exhibits, and any particular exhibit specifically requested. Requests should be sent to: The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001, Attn: Investor Relations. The Annual Report on Form 10-K is also available at www.goodyear.com.

Costs of Solicitation

The costs of soliciting proxies will be borne by Goodyear. Goodyear has retained D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist in distributing proxy materials and soliciting proxies for an estimated fee of $15,000, plus reimbursement of reasonable out-of-pocket expenses. D.F. King & Co. may solicit proxies from shareholders by mail, telephone or the internet. In addition, officers or other employees of Goodyear may, without additional compensation, solicit proxies in person or by telephone or the internet.

Submission of Shareholder Proposals and Nominations

If a shareholder desires to have a proposal included in the proxy materials of the Board of Directors for the 2025 Annual Meeting of Shareholders, such proposal shall conform to the applicable proxy rules of the SEC concerning the submission and content of proposals, including Rule 14a-8 under the Securities Exchange Act of 1934, and must be received by Goodyear prior to the close of business on November 7, 2024. If an eligible shareholder, or a group of up to 20 eligible shareholders, desires to have a candidate for election as a director included in the proxy materials of the Board of Directors (a "proxy access nominee") for the 2025 Annual Meeting of Shareholders, such nomination shall conform to the applicable requirements set forth in Article II, Section 2A of the Company's Code of Regulations and any applicable regulations of the SEC concerning the submission and content of proxy access nominations, and must be submitted to the Secretary at the principal executive offices of the Company not earlier than October 8, 2024 and not later than the close of business on November 7, 2024. In addition, if a shareholder intends to present a proposal or other business (not including a proposal submitted for inclusion in our proxy materials pursuant to Rule 14a-8) or to nominate a candidate for election as a director (not including a proxy access nominee) at the 2025 Annual Meeting of Shareholders, the shareholder's notice must be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company not earlier than December 9, 2024 and not later than the close of business on January 8, 2025. If notice of a proposal or a director nomination is not received by the Company in accordance with the dates specified pursuant to Rule 14a-8 or in the Code of Regulations, as the case may be, then the proposal or director nomination will be deemed untimely and we will have the right to exclude the proposal or director nomination from consideration at the meeting and/or to exercise discretionary voting authority and vote proxies returned to us with respect to such proposal or director nomination. Shareholder proposals or director nominations should be sent to the executive offices of Goodyear, 200 Innovation Way, Akron, Ohio 44316-0001, Attention: Office of the Secretary.

For a proposal or director nomination to be properly presented at an annual meeting of shareholders, a shareholder must comply with the deadlines described in the preceding paragraph, as well as all of the other requirements of the Code of Regulations. Goodyear reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal or director nomination that does not comply with these and other applicable requirements.

In addition, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide written notice that sets forth all information required by Rule 14a-19 to the attention of the Office of the Secretary no later than February 7, 2025 (or, if the 2025 Annual Meeting is called for a date that is not within 30 calendar days of the anniversary of the date of the 2024 Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 Annual Meeting or by the close of business on the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made).

Other Business

Your Board of Directors does not intend to bring any other business before the Annual Meeting and is not aware of any other business intended to be presented by any other person.

After the conclusion of the matters described above, shareholders will have an opportunity to ask appropriate questions regarding Goodyear and its operations.

If any other matters properly come before the Annual Meeting, your proxy will be voted by Mr. Phillips, Mr. Young or Ms. Zamarro in such manner as they, in their discretion, deem appropriate.

March 7, 2024

By Order of the Board of Directors

Daniel T. Young

Daniel T. Young
Secretary

EXHIBIT A

Use of Forward-Looking Statements

FORWARD-LOOKING INFORMATION—SAFE HARBOR STATEMENT

Certain information in this Proxy Statement (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- if we do not successfully implement the Goodyear Forward plan and our other strategic initiatives, our operating results, financial condition and liquidity may be materially adversely affected;

- we face significant global competition and our market share could decline;

- raw material cost increases may materially adversely affect our operating results and financial condition;

- we are experiencing inflationary cost pressures, including with respect to wages, benefits, transportation and energy costs, that may materially adversely affect our operating results and financial condition;

- delays or disruptions in our supply chain or in the provision of services, including utilities, to us could result in increased costs or disruptions in our operations;

- a prolonged economic downturn or economic uncertainty could adversely affect our business and results of operations;

- deteriorating economic conditions in any of our major markets, or an inability to access capital markets or third-party financing when necessary, may materially adversely affect our operating results, financial condition and liquidity;

- if we experience a labor strike, work stoppage, labor shortage or other similar event at the Company or its joint ventures, our business, results of operations, financial condition and liquidity could be materially adversely affected;

- financial difficulties, work stoppages, labor shortages, supply disruptions or economic conditions affecting our major OE customers, dealers or suppliers could harm our business;

- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;

- changes to tariffs, trade agreements or trade restrictions may materially adversely affect our operating results;

- our international operations have certain risks that may materially adversely affect our operating results, financial condition and liquidity;

- we have foreign currency translation and transaction risks that may materially adversely affect our operating results, financial condition and liquidity;

- our long-term ability to meet our obligations, to repay maturing indebtedness or to implement strategic initiatives may be dependent on our ability to access capital markets in the future and to improve our operating results;

- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;

- any failure to be in compliance with any material provision or covenant of our debt instruments, or a material reduction in the borrowing base under our first lien revolving credit facility, could have a material adverse effect on our liquidity and operations;

- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales;

- we may incur significant costs in connection with our contingent liabilities and tax matters;

- our reserves for contingent liabilities and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

- environmental issues, including climate change, or legal, regulatory or market measures to address environmental issues, may negatively affect our business and operations and cause us to incur significant costs;

- we are subject to extensive government regulations that may materially adversely affect our operating results;

- we may be adversely affected by any disruption in, or failure of, our information technology systems due to computer viruses, unauthorized access, cyber-attack, natural disasters or other similar disruptions;

- we may not be able to protect our intellectual property rights adequately;

- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and

- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, including the current conflicts between Russia and Ukraine and between Israel and Hamas, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.



Goodyear is one of only eight honorees in the automotive industry and the only tire manufacturer.

At Goodyear, we are deeply committed to acting with integrity — we know that how our teams deliver results is just as important as the results themselves. We are honored to be recognized by *Ethisphere* as one of the **2024 World's Most Ethical Companies**. As one of only eight honorees in the automotive industry, we are proud to be part of a community that shares our vision of a sustainable, ethical, and responsible future. Thank you to our associates and customers for your continued trust and support.

The World's Most Ethical Companies assessment is grounded in *Ethisphere's* extensive questionnaire that requires companies to provide over 240 different proof points on their culture of ethics; environmental, social, and governance (ESG) practices; ethics and compliance program; diversity, equity, & inclusion; and initiatives that support a strong value chain. That data undergoes further analysis by a panel of experts who vet and evaluate each year's group of applicants. This process captures and codifies best-in-class ethics and compliance practices from organizations across industries and from around the world.



THE GOODYEAR TIRE & RUBBER COMPANY
200 Innovation Way
Akron, Ohio 44316

Goodyear is one of the world's leading tire companies, with operations in most regions of the world. Goodyear develops, manufactures, distributes and sells tires for most applications. It also manufactures and sells rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and tire retreading centers. It operates approximately 950 retail outlets where it offers its products for sale to consumer and commercial customers and provides repair and other services. Goodyear manufactures its products in 55 facilities in 22 countries. It has marketing operations in almost every country around the world. It employs approximately 71,000 people worldwide.







GOODYEAR

C/O COMPUTERSHARE TRUST COMPANY, N.A.
P.O. BOX 43078
PROVIDENCE, RI 02940-3078

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 7, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 7, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Goodyear Tire & Rubber Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you vote via the Internet or by phone,
please do not mail your card.
Your vote is important. Please vote immediately.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V34743-P05703 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

THE GOODYEAR TIRE & RUBBER COMPANY

The Board of Directors recommends that you vote FOR the election of all Nominees.

1. Election of Directors

	Nominees:	**For**	**Against**	**Abstain**
1a.	Norma B. Clayton	☐	☐	☐
1b.	James A. Firestone	☐	☐	☐
1c.	Werner Geissler	☐	☐	☐
1d.	Joseph R. Hinrichs	☐	☐	☐
1e.	Laurette T. Koellner	☐	☐	☐
1f.	Karla R. Lewis	☐	☐	☐
1g.	Prashanth Mahendra-Rajah	☐	☐	☐
1h.	John E. McGlade	☐	☐	☐
1i.	Max H. Mitchell	☐	☐	☐
1j.	Hera K. Siu	☐	☐	☐
1k.	Mark W. Stewart	☐	☐	☐
1l.	Michael R. Wessel	☐	☐	☐
1m.	Roger J. Wood	☐	☐	☐

The Board of Directors recommends that you vote FOR proposals 2 and 3:	**For**	**Against**	**Abstain**
2. Advisory vote to approve executive compensation.	☐	☐	☐
3. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm.	☐	☐	☐

Please sign name exactly as it appears above. Each joint owner should sign. Please indicate title if you are signing as executor, administrator, trustee, custodian, guardian or corporate officer.

The undersigned hereby acknowledges receipt of the Notice of 2024 Annual Meeting of Shareholders and Proxy Statement.

	Yes	**No**
Please indicate if you plan to attend this meeting.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 8, 2024
4:30 P.M.

SHERATON SUITES
AKRON/CUYAHOGA FALLS
1989 FRONT STREET
CUYAHOGA FALLS, OHIO

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The 2024 Notice and Proxy Statement and 2023 Annual Report are available at www.proxyvote.com.



THE GOODYEAR TIRE & RUBBER COMPANY

PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a holder (or designated proxy) of shares of the Common Stock of The Goodyear Tire & Rubber Company, hereby appoints David E. Phillips, Christina L. Zamarro and Daniel T. Young and each or any of them, the proxies or proxy of the undersigned, with full power of substitution, to represent the undersigned, and to vote all of the shares of Common Stock that the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Company to be held at Sheraton Suites, Akron/Cuyahoga Falls, 1989 Front Street, Cuyahoga Falls, Ohio, on Monday, April 8, 2024, at 4:30 P.M., Eastern time, and at any and all adjournments thereof; with the power to vote said shares for the election of thirteen Directors of the Company, upon the other matters listed on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof. This Proxy is given and is to be construed according to the laws of the State of Ohio.

If you sign and return this card without marking, this proxy card will be treated as being FOR the election of Directors and FOR proposals 2 and 3.

If you plan to attend the 2024 ANNUAL MEETING, please mark the box indicated on the reverse side.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE.

PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.







GOODYEAR

SCAN TO VIEW MATERIALS & VOTE

C/O COMPUTERSHARE TRUST COMPANY, N.A.
P.O. BOX 43078
PROVIDENCE, RI 02940-3078

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 3, 2024. Have your voting instruction card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, voting instruction cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 3, 2024. Have your voting instruction card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Goodyear Tire & Rubber Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

**If you vote via the Internet or by phone,
please do not mail your card.
Your vote is important. Please vote immediately.**

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V34745-P05703 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE GOODYEAR TIRE & RUBBER COMPANY

The Board of Directors recommends that you vote FOR the election of all Nominees.

1. Election of Directors

	Nominees:	For	Against	Abstain
1a.	Norma B. Clayton	☐	☐	☐
1b.	James A. Firestone	☐	☐	☐
1c.	Werner Geissler	☐	☐	☐
1d.	Joseph R. Hinrichs	☐	☐	☐
1e.	Laurette T. Koellner	☐	☐	☐
1f.	Karla R. Lewis	☐	☐	☐
1g.	Prashanth Mahendra-Rajah	☐	☐	☐
1h.	John E. McGlade	☐	☐	☐
1i.	Max H. Mitchell	☐	☐	☐
1j.	Hera K. Siu	☐	☐	☐
1k.	Mark W. Stewart	☐	☐	☐
1l.	Michael R. Wessel	☐	☐	☐
1m.	Roger J. Wood	☐	☐	☐

The Board of Directors recommends that you vote FOR proposals 2 and 3:	For	Against	Abstain
2. Advisory vote to approve executive compensation.	☐	☐	☐
3. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm.	☐	☐	☐

Authorization: I acknowledge receipt of the Notice of 2024 Annual Meeting of Shareholders and Proxy Statement. I hereby instruct the trustee to vote by proxy, in the form solicited by the Board of Directors, the number of full shares in this Plan account(s) as specified above, or, if not specified above, as recommended by the Board of Directors.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 8, 2024
4:30 P.M.

**SHERATON SUITES
AKRON/CUYAHOGA FALLS
1989 FRONT STREET
CUYAHOGA FALLS, OHIO**

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The 2024 Notice and Proxy Statement and 2023 Annual Report are available at www.proxyvote.com.



**CONFIDENTIAL VOTING INSTRUCTIONS 2024 ANNUAL MEETING OF SHAREHOLDERS
FOR EMPLOYEE SAVINGS AND OTHER PLANS
Solicited on Behalf of the Board of Directors
April 8, 2024**

The proxy soliciting materials furnished by the Board of Directors of The Goodyear Tire & Rubber Company in connection with the Annual Meeting of Shareholders to be held on Monday, April 8, 2024, are delivered herewith.

Under each employee savings or similar plan in which you participate, you have the right to give written instructions to the trustee for such plan to vote as you specify the number of full shares of Common Stock of The Goodyear Tire & Rubber Company representing your proportionate interest in each such plan on February 16, 2024.

As a participant in and a named fiduciary (i.e., the responsible party identified in the voting section of each Plan Document) under an employee savings plan or other similar plan, you have the right to direct The Northern Trust Company, as trustee, how to vote the shares of Common Stock of The Goodyear Tire & Rubber Company allocated to this account under such plan as well as a portion of any shares for which no timely voting instructions are received from other participants. Each savings plan provides that the trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the trustee's duties. If you wish to have the shares allocated to this account under the plan as well as a portion of any shares for which no timely voting instructions are received from other participants voted by the trustee in accordance with your instructions, please sign the authorization on the reverse side of this card and return it in the enclosed envelope or give your instructions by telephone or via the Internet.

I hereby instruct the trustee to vote (or cause to be voted) all shares of Common Stock of The Goodyear Tire & Rubber Company credited to this account under each plan on February 16, 2024, at the Annual Meeting of Shareholders to be held on April 8, 2024, and at any adjournment thereof as indicated on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof.

Unless otherwise specified on the reverse side, if you give your instructions by signing and returning this card, or by telephone or via the Internet, the Trustee will vote FOR the election of Directors and FOR proposals 2 and 3.

If you plan to attend the 2024 ANNUAL MEETING, please mark the box indicated on the reverse side.

**THIS CONFIDENTIAL VOTING INSTRUCTION CARD IS CONTINUED ON THE REVERSE SIDE.
PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.**